Exhibit 99.5

Execution Version

ENERFLEX LTD., as Issuer, and

EACH OF THE GUARANTORS FROM TIME TO TIME PARTY HERETO

INDENTURE

Dated as of October 12, 2022

THE BANK OF NEW YORK MELLON, as Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

9.000% Senior Secured Notes due 2027

THIS INDENTURE dated as of October 12, 2022 is among Enerflex Ltd., a Canadian corporation existing under the laws of Canada (the “Company”), the Guarantors from time to time party hereto, The Bank of New York Mellon, as trustee (the “Trustee”), and Computershare Trust Company of Canada, as collateral agent (the “Collateral Agent”).

The Company, the Guarantors party hereto, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the 9.000% Senior Secured Notes due 2027 of the Company issued under this Indenture (the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions.

“144A Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness or Disqualified Stock of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred or Disqualified Stock is issued in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person, but not including any Indebtedness or Disqualified Stock which is extinguished, retired or repaid in connection with such Person merging with or into or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person, the date such merger is consummated or the date such acquired Person becomes a Subsidiary, as applicable.

“Acquisition” means the acquisition of Exterran Corporation (“Exterran”) by the Company pursuant to that certain Agreement and Plan of Merger, dated as of January 24, 2022 (and as may be amended, supplemented or otherwise modified from the time to time), among the Company, Enerflex US Holdings Inc. and Exterran Corporation.

“Act of Instructing Debtholders” has the meaning given to such term in the Collateral Agent Agreement.

“Additional Assets” means:

(1) any assets used or useful in a Permitted Business (other than Indebtedness or Capital Stock) that are not classified as current assets under IFRS;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or any of its Restricted Subsidiaries; or

(3) Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary;

provided, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in a Permitted Business.

“Additional Notes” means any Notes issued under this Indenture after the Issue Date, which shall constitute part of the same series as the Initial Notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; and the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Registrar or Paying Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any properties or assets (a “disposition”) of the Company or any of its Restricted Subsidiaries; provided, that the disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of Section 4.15 and/or Section 5.01 and not by the provisions of Section 4.10; and

(2) the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries (other than Disqualified Stock or Preferred Stock issued in compliance with Section 4.09 or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law).

Notwithstanding the preceding, the following items will be deemed to not be Asset Sales:

(1) any single transaction or series of related transactions that involves properties or assets having a fair market value of less than US$25.0 million;

(2) dispositions of properties or assets between or among any of the Company and its Restricted Subsidiaries, including between or among its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary (and, to the extent there are any other equity holders of such Restricted Subsidiary, to each other equity holder of such Restricted Subsidiary on a pro rata basis as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Company);

(4) dispositions of equipment, inventory, accounts receivable or other properties or assets in the ordinary course of business;

(5) dispositions of equipment or assets that, in the Company’s reasonable judgment, are worn-out, obsolete or otherwise no longer economically practical, commercially desirable to maintain or used or useful in the business of the Company or its Restricted Subsidiaries;

(6) a sale or disposition by the Company or a Restricted Subsidiary of its interest in machinery, equipment or other tangible personal property for which purchase money obligations were incurred and (i) such purchase money obligations are fully repaid concurrently with such sale or disposition and (ii) such sale or disposition is made in the ordinary course of business at fair market value to a Person at arm’s length from the Company and its Subsidiaries;

(7) dispositions of cash or Cash Equivalents or other financial instruments;

(8) a Restricted Payment that does not violate Section 4.07 or a Permitted Investment;

(9) the creation or perfection of a Lien that is not prohibited by Section 4.12;

(10) dispositions in connection with Permitted Liens;

(11) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(12) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

(13) an Asset Swap;

(14) dispositions of assets resulting from an expropriation, involuntary taking or similar action by any government or the claims related thereto (including any receipt of proceeds related thereto or the subsequent sale or other disposition of any non-cash consideration received therefrom);

(15) dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to customary buy/sell arrangements between the Joint Venture parties set forth in, Joint Venture agreements or any similar binding arrangements;

(16) dispositions of accounts receivable and notes receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy, insolvency or similar proceedings (and exclusive of factoring or similar arrangements), and dispositions of Investments received in satisfaction or partial satisfaction of accounts receivable and notes receivable from financially troubled account debtors to the extent reasonably necessary or advisable in order to prevent or limit loss;

(17) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business and the exercise of termination rights with respect to any lease, sub-lease, license or sublicense or other agreement;

(18) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(19) dispositions of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary;

(20) the unwinding or termination of any Hedging Contracts; and

(21) dispositions of property subject to or resulting from casualty losses, foreclosure and condemnation or similar proceedings (including dispositions in lieu thereof).

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any assets or properties used or useful in a Permitted Business between the Company or any of its Restricted Subsidiaries and another Person; provided that the fair market value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent, as determined in good faith by the Company, to the fair market value of the properties or assets (together with any cash and Cash Equivalents) to be received by the Company or such Restricted Subsidiary, and provided further that any net cash or Cash Equivalents received must be applied in accordance with Section 4.10 as if the Asset Swap were an Asset Sale.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with IFRS. As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), or any similar federal, state or provincial law of the United States or Canada or other insolvency law in the applicable jurisdictions for the relief of debtors that are insolvent or bankrupt from time to time in effect and affecting the rights of creditors generally.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Board of Directors” means, with respect to any Person, the board of directors, managers or trustees or other governing body of such Person (or, if such Person is a partnership or limited liability company that does not have such a governing body, the board of directors, managers or trustees or other governing body of any direct or indirect general partner of such partnership or of any direct or indirect managing member or other managing Person of such limited liability company) or any duly authorized committee thereof.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the applicable Person (or any Officer of such Person who has any or all of the responsibilities normally associated with the position of secretary or assistant secretary) to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Toronto, Ontario or Calgary, Alberta are authorized or required by law to close.

“Canadian Legend” means the legend set forth in Section 2.06(g)(4) hereof.

“Canadian Prospectus Requirement” means the requirement in Canadian Securities Legislation that prohibits a person or company from distributing a security unless a preliminary prospectus and prospectus for the security have been filed and applicable securities regulatory authority has issued receipts for them.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of Alberta, and the respective regulations and rules under such laws, together with applicable published rules, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Expenditures” means, for any period, with respect to any Person, the aggregate of all expenditures and costs (whether paid in cash or accrued as liabilities during that period and including any expenditures and costs during that period that, following project completion, will be treated as a finance lease receivable by such Person) by such Person and its Subsidiaries during such period which are required to be capitalized under IFRS on a balance sheet of such Person; provided that any portion of such expenditures and costs funded by third party lessors under any operating lease in respect of which such Person is the lessee shall not constitute “Capital Expenditures”.

“Capital Markets Debt” means any Indebtedness consisting of bonds, debentures, notes, term loans or other similar debt instruments.

“Capital Stock” means:

(1) in the case of a corporation, shares in the capital or corporate stock, as applicable, of the corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

but excluding from all of the foregoing any debt securities convertible or exchangeable into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) (a) United States dollars, European Union euros, Japanese yen, Canadian dollars, U.K. pounds sterling or any national currency of any participating member state of the European Economic and Monetary Union ; or (b) in the case of any Foreign Subsidiary or any jurisdiction in which the Company or its Restricted Subsidiaries conducts business, such local currencies held by it from time to time in the ordinary course of business or consistent with industry practice;

(2) securities issued or directly and fully guaranteed or insured by (a) the federal government of the United States or Canada or any agency or instrumentality of the federal government of the United States or Canada (provided that the full faith and credit of the United States or Canada, in each case, is pledged in support of those securities) or (b) any foreign country whose sovereign debt has a rating of at least “A3” from Moody’s, “A-” from S&P or “A- ” from Fitch, or any agency or instrumentality of such foreign country (provided that the full faith and credit of such foreign country is pledged in support of those securities), in each case having maturities of not more than two years from the date of acquisition;

(3) certificates of deposit, demand deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of US$250.0 million in the case of U.S. banks and US$500.0 million (or the equivalent thereof in any other currency or currency unit) in the case of non-U.S. banks;

(4) marketable general obligations issued by any state, province, commonwealth or territory of the United States of America, Canada or any foreign country or any political subdivision, taxing authority or public instrumentality thereof maturing within two years from the date of creation or acquisition thereof and, at the time of acquisition having one of the two highest ratings obtainable from Moody’s, S&P or Fitch, or carrying an equivalent rating by any other nationally recognized rating agency, if Moody’s, S&P and Fitch cease publishing ratings;

(5) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any commercial bank meeting the qualifications specified in clause (3) above;

(6) commercial paper and variable or fixed rate notes (a) having one of the two highest ratings obtainable from Moody’s, S&P or Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of Moody’s, S&P and Fitch cease publishing ratings, and in each case maturing within two year after the date of acquisition or (b) issued by a commercial bank meeting the qualifications specified in clause (3) above;

(7) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any commercial bank meeting the qualifications specified in clause (3) above;

(8) marketable short-term money market and similar securities maturing within 24 months after the date of creation or acquisition thereof and having a rating of at least “A-2”, “P- 2” or “F-2” from any of Moody’s, S&P or Fitch, respectively, or carrying an equivalent rating by a nationally recognized rating agency, if each of Moody’s, S&P and Fitch cease publishing ratings;

(9) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest ratings categories by Moody’s, S&P or Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of Moody’s, S&P and Fitch cease publishing ratings;

(10) with respect to any Foreign Subsidiary: (a) certificates of deposit of, banker’s acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business, and whose short-term commercial paper rating from Moody’s is at least “P-2” or the equivalent thereof or from S&P is at least “A-2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than one year from the date of acquisition and (b) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank;

(11) Indebtedness or Preferred Stock with maturities of 24 months or less from the date of acquisition issued by Persons with a rating of “Baa3” or higher from Moody’s, “BBB-” or higher from S&P or “BBB-” from Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of Moody’s, S&P and Fitch cease publishing ratings;

(12) bills of exchange issued in the United States or any foreign country eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(13) investments in money market funds access to which is provided as part of “sweep” accounts maintained with any commercial bank meeting the qualifications specified in clause (3) above;

(14) investments in industrial development revenue bonds that (a) “re-set” interest rates not less frequently than quarterly, (b) are entitled to the benefit of a remarketing arrangement with an established broker dealer and (c) are supported by a direct pay letter of credit covering principal and accrued interest that is issued by any commercial bank meeting the qualifications specified in clause (2) above;

(15) investments in pooled funds or investment accounts consisting of investments in the nature described in the foregoing clause (14);

(16) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (3) above; and

(17) interests in any investment company, money market, enhanced high yield fund or other investment fund 90% or more of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (15) of this definition.

In the case of Investments by any Restricted Subsidiary or Investments made in a country outside the United States of America or Canada, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (1) through (9) and clauses (11) through (14) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (14) and in this paragraph. For the avoidance of doubt, any items identified as Cash Equivalents under this definition (other than clause (16) above) will be deemed to be Cash Equivalents for all purposes under this Indenture regardless of the treatment of such items under IFRS.

“Cash Management Agreement” means any agreement entered into from time to time by the Company or any Restricted Subsidiary in connection with cash management services for collections, other Cash Management Obligations and for operating, payroll and trust accounts of such Person, including automatic clearing house services, controlled disbursement services, electronic funds transfer services, information reporting services, lockbox services, stop payment services and wire transfer services.

“Cash Management Obligations” means, with respect to any Person, obligations of such Person in relation to (1) treasury, depository or cash management services, arrangements or agreements (including, without limitation, credit, debt or other purchase card programs and intercompany cash management services) or any automated clearinghouse (“ACH”) transfers of funds (including reimbursement and indemnification obligations with respect to letters of credit or similar instruments), and (2) netting services, overdraft protections, controlled disbursement, ACH transactions, return items, interstate deposit network services, supplier services, cash pooling and operational foreign exchange management, Society for Worldwide Interbank Financial Telecommunication transfers and similar programs.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries of the Company) of the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company other than as part of a transaction that is permitted by Section 5.01; or

(3) the consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares.

For the purposes of this definition, (a) no Change of Control shall be deemed to have occurred solely as a result of a transfer of assets, or the consummation of any transaction (including, without limitation, any merger, arrangement, amalgamation or consolidation), among the Company and its Restricted Subsidiaries; (b) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; (c) no Change of Control shall be deemed to have occurred solely as a result of the consummation of the Acquisition; and (d) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (1), (2) or (3) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have been consummated, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

Notwithstanding the preceding, (a) a transaction will not be deemed to involve a Change of Control if (i) the Company becomes a direct or indirect Wholly Owned Subsidiary of a parent entity and (ii) immediately following that transaction no Person (other than a parent entity satisfying the requirements of this sentence) is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such parent entity (or its general partner, if applicable), and (b) (i) a conversion of the Company or any of its Restricted Subsidiaries from a limited partnership, corporation, limited liability company or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or (ii) an exchange of all the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity each shall not constitute a Change of Control, so long as immediately following such conversion or exchange or transaction no “person” Beneficially Owns more than 50% of the Voting Stock of such entity (or its general partner, if applicable).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Class” means (a) in the case of Parity Debt, every Series of Parity Debt, taken together, and (b) in the case of Priority Debt, every Series of Priority Debt, taken together.

“Clearstream” means Clearstream Banking, société anonyme and its successors.

“Collateral” means substantially all assets of the Company and the Guarantors, that secure Indebtedness under the Credit Agreement and any other Priority Obligations or Parity Obligations, other than Excluded Assets.

“Collateral Agent Agreement” means that certain collateral agent and intercreditor agreement, dated as of the Escrow Release Date, among the Company, the Guarantors, the Collateral Agent and the Secured Debt Representatives, as amended, supplemented or otherwise modified from time to time.

“Collateral Agent Agreement Joinder” means a joinder to the Collateral Agent Agreement in substantially the form of such joinder attached as an exhibit to the Collateral Agent Agreement.

“Commercial Lending Institution” means commercial banks engaged in revolving credit lending to participants in the exploration, development, production, transportation, processing and/or treatment of hydrocarbons, or the provisions of services or equipment to participants in such industry, in the ordinary course of their respective businesses and includes any investment bank, insurance company, credit union, savings and loan association and any government-owned entity (such as ATB Financial, Business Development Bank of Canada, Export Development Canada and Caterpillar Financial Services Corp.) which from time to time extends credit on terms and conditions similar to any of the foregoing, and includes any assignee of any of the foregoing which is not otherwise a Commercial Lending Institution provided the assignee is either an Affiliate (where Affiliate is as defined in the Credit Agreement as at the Issue Date or in any other Credit Facility where the definition is substantially the same as in the Credit Agreement on the Issue Date) of the assigning Commercial Lending Institution, a fund managed or administered by the assigning Commercial Lending Institution or an Affiliate thereof (as defined in this definition) or a fund that is managed or administered by a Person or an Affiliate (as defined in this definition) of such Person that manages or administers the assigning Commercial Lending Institution.

“Commission” or “SEC” means the Securities and Exchange Commission.

“Company” means Enerflex Ltd, a corporation existing under the laws of Canada, and any and all successors thereto.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus the following:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with any Asset Sale (or any transaction excluded from the definition thereof), or the disposition of securities or the early extinguishment of Indebtedness, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income, profits or capital of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries (and, to the extent not otherwise included, such Person’s proportional share of Fixed Charges of any other Person in which such specified Person has an investment that is accounted for using the equity method of accounting or that is not a Restricted Subsidiary of such specified Person) for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries (and, to the extent not otherwise included, such Person’s proportional share of such depreciation, depletion, amortization, impairment and other non-cash charges and expenses of any other Person in which such specified Person has an investment that is accounted for using the equity method of accounting or that is not a Restricted Subsidiary of such specified Person) for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(5) any reasonable expenses and charges related to any Investment, acquisition, disposition, Equity Offering, recapitalization, or issuance or incurrence or repayment of Indebtedness permitted under this Indenture (in each case, whether or not successful); plus

(6) dividends, distributions and other payments received in cash by such Person or a Restricted Subsidiary of such Person from a Person that is not a Restricted Subsidiary of such specified Person or that is accounted for by the equity method of accounting (including an Unrestricted Subsidiary), to the extent that such dividends, distributions and other payments were in excess of such specified Person’s proportional share of the income of such other Person that was included in the Consolidated Net Income of such specified Person for such period; plus

(7) all cash payments received by the Company and the Restricted Subsidiaries from customers pursuant to contracts accounted for as Finance Lease Obligations (unless otherwise included in Consolidated Cash Flow due to recognition in a prior period); and minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with IFRS.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate net income (loss) of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS and before any reduction in respect of preferred stock dividends (and only to the extent such items are otherwise included in the calculation of net income); provided that:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (i) any Asset Sale; (ii) the disposition of any securities by such Person or its Restricted Subsidiaries (other than in the ordinary course of business or pursuant to item (14) of the items not deemed to be Asset Sales in the definition of Asset Sale); or (iii) the extinguishment of any Indebtedness of such Person or its Restricted Subsidiaries will be excluded;

(2) any extraordinary, non-recurring or unusual (as determined in good faith by such Person) gain (or loss) or income (or expense) (including, without duplication, Transaction Costs), together with any related provision for taxes on such gain (or loss) or income (or expense) will be excluded;

(3) solely for purposes of determining the amount available for Restricted Payments permitted pursuant to Section 4.07, the net income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (except as has been obtained or is customarily obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders, partners or members; provided that upon the removal of such restriction, the aggregate net income of such Restricted Subsidiary previously excluded within the immediately preceding four fiscal quarters shall be added to the net income of such Person and its Restricted Subsidiaries for the same quarters;

(4) any severance expenses, relocation expenses, restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, expenses or charges relating to facilities closing costs, acquisition integration costs, signing, retention or completion bonuses, expenses or charges related to any issuance, redemption, repurchase, retirement or acquisition of Capital Stock, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), in each case other than in the ordinary course of business, and any fees, expenses or charges related to the Transactions, in each case, shall be excluded;

(5) the cumulative effect of a change in accounting principles will be excluded;

(6) any impairment losses will be excluded;

(7) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards will be excluded;

(8) unrealized mark-to-market losses and gains under Hedging Contracts included in the determination of Consolidated Net Income will be excluded; and

(9) any after-tax charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded.

“Consolidated Net Secured Debt Ratio” means, as of any date of determination, the ratio of (1) the aggregate principal amount of all Series of Priority Debt and all Series of Parity Debt of the Company and its Restricted Subsidiaries as of such date of determination minus cash and Cash Equivalents that would be stated on the balance sheet of the Company and its Restricted Subsidiaries as of such date of determination with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio and as determined in good faith by the Company to (2) LTM Cash Flow.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with IFRS less applicable reserves reflected in such balance sheet, after deducting (i) all current liabilities of Indebtedness incurred under Credit Facilities as reflected in such balance sheet and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Consolidated Total Indebtedness” means, as of any date of determination and without duplication, an amount equal to the sum of (1) the aggregate principal amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Finance Lease Obligations and debt obligations evidenced by credit agreements, bonds, notes, debentures, promissory notes and similar instruments, as determined in accordance with IFRS (excluding for the avoidance of doubt all undrawn amounts under revolving credit facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries that are not Guarantors on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with IFRS (but excluding the effects of any discounting of Indebtedness resulting from the application of repurchase or purchase accounting in connection with the issuance of the Notes or any acquisition); provided, that Consolidated Total Indebtedness shall not include Indebtedness in respect of (A) any letter of credit, except to the extent of unreimbursed amounts under standby letters of credit, provided that any unreimbursed amounts under commercial letters of credit shall not be counted as Consolidated Total Indebtedness until five Business Days after such amount is drawn and (B) Hedging Obligations existing on the Issue Date or otherwise permitted by clause (7) of the definition of Permitted Debt. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company. The Canadian dollar equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with IFRS, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Canadian dollar equivalent principal amount of such Indebtedness.

“Consolidated Total Net Debt Ratio” means, as of any date of determination, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter minus cash and Cash Equivalents that would be stated on the balance sheet of the Company and its Restricted Subsidiaries as of such date with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio and as determined in good faith by the Company to (2) LTM Cash Flow.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Corporate Trust Office of the Trustee” means the office of the Trustee in New York, New York, at which at any particular time its corporate trust business in relation to the Notes shall be administered, which office on the date hereof is located at 240 Greenwich Street, 7th Floor, New York, New York 10286, or in any case such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“Credit Agreement” means the second amended and restated credit agreement, dated as of May 2, 2019, among the Company and Enerflex Australasia Holdings Pty Ltd. as borrowers, The Toronto-Dominion Bank as administrative agent and the lenders party thereto, as amended, and, following the Refinancing thereof pursuant to the New Credit Agreement, “Credit Agreement” shall mean the New Credit Agreement, as amended, supplemented, restated or otherwise modified or further Refinanced from time to time.

“Credit Facility” means any debt facility (including the Credit Agreement), indentures, commercial paper facilities, asset-backed securitization facilities or other financing arrangements providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, debt securities, notes, bonds or other capital markets financings; provided that with respect to any Indebtedness incurred under clause (1) of the definition of Permitted Debt, such Credit Facilities may consist only of revolving credit facilities, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit facilities, in each case, with respect to which one or more Commercial Lending Institutions holds a majority of the aggregate commitments and outstanding principal amount of each tranche of Indebtedness thereof.

“Credit Parties” means, collectively, the Company and each Guarantor, and “Credit Party” means any of them.

“Custodian” means the Trustee, as custodian on behalf of the Depositary with respect to Global Notes, or any successor entity thereto.

“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of an Unrestricted Subsidiary, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy or insolvency of such Unrestricted Subsidiary, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, winding-up, restructuring, examinership or similar action or proceeding, in each case under debtor relief laws of the United States or Canada or other insolvency law in the applicable jurisdictions from time to time in effect and affecting the rights of creditors generally, including any arrangement pursuant to the Canada Business Corporations Act, the Business Corporations Act (Alberta) or any other corporate statute if the relevant corporation proposes an arrangement involving a compromise or conversion of liabilities with respect to any class of creditors of such corporation.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with this Indenture, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Increases or Decreases in Global Note” attached thereto.

“Depositary” means, with respect to any Global Note, the Person specified in Section 2.03 hereof as the Depositary with respect to such Global Note, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Derivative Instrument” with respect to a Person, means any contract, instrument or other right to receive payment or delivery of cash or other assets to which such Person or any Affiliate of such Person that is acting in concert with such Person in connection with such Person’s investment in the Notes (other than a Screened Affiliate) is a party (whether or not requiring further performance by such Person), the value and/or cash flows of which (or any material portion thereof) are materially affected by the value and/or performance of the Notes and/or the creditworthiness of the Company and/or any one or more of the Guarantors (the “Performance References”).

“Designated Non-Cash Consideration” means the fair market value of non-Cash Consideration received by the Company or a Restricted Subsidiary of the Company in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation and executed by the chief financial officer and one other officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Discharge” means, with respect to any Series of Secured Debt, the occurrence of all of the following:

(1) termination of all commitments to extend credit that would constitute such Series of Secured Debt;

(2) payment in full in cash of the principal of and interest, fees and premium (if any) on all such Series of Secured Debt (other than any undrawn letters of credit);

(3) discharge or cash collateralization (at the lower of (a) 105% of the aggregate undrawn amount and (b) the amount required under the terms of the applicable Secured Debt Document) of all outstanding letters of credit and bankers’ acceptances constituting such Series of Secured Debt; and

(4) payment in full in cash of all other Obligations in respect of such Series of Secured Debt that are outstanding and unpaid at the time such Series of Secured Debt is paid in full in cash (other than (a) indemnification and other contingent obligations not then due and payable and (b) Hedging Obligations and Cash Management Obligations comprised in such Series of Secured Debt which are not due and payable contemporaneously with the other Obligations comprising such Series of Secured Debt).

The term “Discharged” shall have a corresponding meaning.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, that only the portion of Capital Stock which is so convertible or exchangeable, or so matures or is mandatorily redeemable, or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock.

Notwithstanding the preceding sentence, (i) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer of such Capital Stock to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the issuer of such Capital Stock may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07 and (ii) any Capital Stock issued pursuant to any plan of the Company or any of its Affiliates for the benefit of one or more employees will not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or any of its Affiliates in order to satisfy applicable contractual, statutory or regulatory obligations. For purposes of this Indenture, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value to be determined as set forth herein.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of Canada or any territory or province thereof or the United States or any state of the United States or the District of Columbia.

“Electronic Means” shall mean the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Enerflex Credit Facilities” means, together, that certain (a) Second Amended and Restated Credit Agreement, dated as of May 2, 2019, among the Company and Enerflex Australasia Holdings Pty Ltd. as borrowers, the Toronto Dominion Bank as agent and the lenders party thereto, as amended, supplemented or otherwise modified from time to time and (b) that certain credit agreement, dated as of April 12, 2021, among Enerflex Compression LLC and certain other persons as borrower, Regions Bank as agent and the lenders party thereto, as amended.

“Enerflex NPA” means the note purchase agreement dated December 15, 2017 among the Company as issuer and the note purchasers party thereto from time to time, as amended, supplemented or otherwise modified from time to time.

“Enforcement Action” means, with respect to the Secured Debt Documents, following the occurrence of a Secured Debt Default which is continuing, the taking of any step or action to enforce the Liens granted or created thereunder or any other rights or remedies of a Secured Party thereunder or in respect thereof, including (a) the taking of any step or action to enforce any Lien in respect of the Collateral, (b) the institution of any foreclosure proceedings, the noticing of any public or private sale or other disposition pursuant to the PPSA, the UCC or similar law in any other jurisdiction or under the Debtor Relief Laws or any attempt to vacate or obtain relief from a stay or other injunction restricting any other action described in this definition, (c) the exercise of any right or remedy provided to a secured creditor on account of a Lien under the Secured Debt Documents (including, in either case, any delivery of any notice to seek to obtain payment directly from any account debtor of any Credit Party or the taking of any action or the exercise of any right or remedy in respect of the set-off or recoupment against, collection or foreclosure on or marshalling of the Collateral or proceeds of Collateral), under applicable law, at equity, in an Insolvency or Liquidation Proceeding or otherwise, including the acceptance of Collateral in full or partial satisfaction of a Lien, (d) the sale, assignment, transfer, lease, license, or other disposition as a secured creditor on account of a Lien of all or any portion of the Collateral, by private or public sale (judicial or non-judicial) or any other means, (e) the solicitation of bids from third parties to conduct the liquidation of all or a portion of Collateral as a secured creditor on account of a Lien, (f) the exercise of any other enforcement right relating to the Collateral (including the exercise of any voting rights relating to any Capital Stock composing a portion of the Collateral) whether under the Secured Debt Documents, under applicable law of any jurisdiction, in equity, in an Insolvency or Liquidation Proceeding, or otherwise, and (g) the appointment of a receiver, manager or interim receiver of all or any portion of the Collateral or the commencement of, or the joinder with any creditor in commencing, any Insolvency or Liquidation Proceeding against any Credit Party or any assets of any Credit Party.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as amongst Secured Parties within a Class of Secured Debt, that such Liens or proceeds:

(1) will be allocated and distributed first to the Secured Debt Representative for each outstanding Class of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to bankers’ acceptances and letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter; and

(2) will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to bankers’ acceptances and letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on, all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Agent ) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable or exercisable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock of the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) made for cash on a primary basis by the Company after the Issue Date.

“Escrow Agent” means The Bank of New York Mellon, in its capacity as escrow agent under the Escrow Agreement.

“Escrow Agreement” means that certain escrow agreement to be entered into on the Issue Date among the Company, the Trustee and The Bank of New York Mellon, in its capacity as escrow agent, as amended, supplemented or otherwise modified from time to time.

“Euroclear” means Euroclear Bank SA/NV and its successors, as operator of the Euroclear system.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means assets of the Company or a Guarantor which are excluded from the Collateral for any of the following reasons:

(1) the granting of a Lien over such assets is prohibited by any law, rule, statute or regulation of the applicable jurisdiction;

(2) such Guarantor is contractually prohibited from granting a Lien over such assets (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Indebtedness); provided such contract was not entered into in contemplation and for purposes of avoiding such Guarantor’s obligation to otherwise grant the Lien contemplated by this Indenture;

(3) any assets where the administrative agent under the New Credit Agreement has determined in writing, acting reasonably and following consultation with the Company, that the cost of obtaining a Lien over such assets would be materially and disproportionately greater than the benefit to the lenders under the New Credit Agreement of obtaining such Lien; or

(4) such assets are expressly excluded by the terms of the applicable Security Documents in such jurisdiction and which are not otherwise included in any other Security Documents in such jurisdiction;

provided that, if any asset is an Excluded Asset on the basis of clauses (1) or (2) of the foregoing, the Company shall use commercially reasonable efforts to obtain any requisite third party consents or approvals, and to provide for the grant of a Lien in a manner that complies with the applicable laws, rules, statute, regulation or contract, in each case, in order to negate any applicable restriction in those circumstances where it would be reasonable and customary to do so, as determined by the administrative agent under the New Credit Agreement in writing, following consultation with the Company, each acting reasonably.

“Excluded Contributions” means the net cash proceeds, fair market value of marketable securities, Cash Equivalents or assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business, in each case, received by the Company from: (a) contributions to its common equity capital, and (b) the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Excluded Subsidiary” means any Restricted Subsidiary with respect to which the provision of a Guarantee by such Restricted Subsidiary would be prohibited or restricted by (a) any applicable Governmental Authority, applicable law or regulation or (b) contract (excluding the Enerflex NPA and provided that such contract was not entered into in contemplation and for the purposes of avoiding such Restricted Subsidiary’s obligation to otherwise provide a Guarantee).

“Existing Enerflex Notes” means all of the outstanding notes issued pursuant to the Enerflex NPA.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and any intercompany Indebtedness) in existence on the Issue Date, until such amounts are repaid.

“Exterran Credit Facilities” means the amended and restated credit agreement, dated as of October 5, 2015, by and among Exterran Holdings, Inc., Exterran Energy Solutions, L.P., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent.

“Exterran Debt” means, collectively, the Exterran Credit Facilities and the Exterran Notes.

“Exterran Entities” means, collectively, Exterran Corporation and its Subsidiaries as of the date of consummation of the Acquisition.

“Exterran Notes” means the US$350.0 million aggregate principal amount of 8.125% senior notes due 2025 issued by Exterran Energy Solutions, L.P. and EES Finance Corp., as issuer, and Exterran Corporation, as parent guarantor.

The term “fair market value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company or (other than for purposes of Section 6.01(11)), in cases involving amounts of less than US$100.0 million, by an officer of the Company.

“Finance Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a finance lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease (whether entered into before or after the Issue Date) that would have been classified as an operating lease pursuant to IFRS as in effect prior to the effective date of International Financial Reporting Standards 16 will be deemed not to represent a Finance Lease Obligation, and any ratio or basket availability under this Indenture will be calculated as if the changes in IFRS made as a result of International Financial Reporting Standards 16 had not occurred.

“Fitch” means Fitch Ratings, Inc., and any successor to the ratings business thereof.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any Reference Period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the applicable Reference Period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period. If any Indebtedness that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such optional rate chosen by such Person. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as such Person may designate.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and Investments that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used in a Permitted Business), and including in each case any related financing transactions (including repayment of Indebtedness) during the Reference Period or subsequent to such Reference Period and on or prior to the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the Reference Period, including any Consolidated Cash Flow and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur within the next 12 months, in the reasonable judgment of the chief financial or accounting officer or treasurer of such Person (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such Reference Period;

(5) any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such Reference Period;

(6) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date of 12 months or more, or, if the remaining term is less than 12 months, taking such Hedging Obligation into account on a proportional basis); and

(7) interest income reasonably anticipated by such Person to be received during the applicable Reference Period from cash or Cash Equivalents held by such Person or any Restricted Subsidiary of such Person, which cash or Cash Equivalents exist on the Calculation Date or will exist as a result of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, will be included.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense (net of cash interest income) of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Finance Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and including the effect of all payments made or received pursuant to interest rate Hedging Contracts, but excluding any unrealized mark-to-market losses and gains under Hedging Contracts; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, plus

(3) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or on any series of Preferred Stock of its Restricted Subsidiaries, other than dividends payable solely in Equity Interests of the payor (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, in each case, on a consolidated basis and determined in accordance with IFRS.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary, and any Restricted Subsidiary of any Foreign Subsidiary, whether or not such Restricted Subsidiary is a Domestic Subsidiary.

“Global Note Legend” means the legend set forth in Section 2.06(g)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each Note in registered global form without coupons, deposited with or on behalf of and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Increases or Decreases in Global Note” attached thereto, issued in accordance with this Indenture.

“Government Securities” means securities that are:

(1) direct obligations of the United States for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which are not callable or redeemable at the option of the issuers thereof, and will also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Governmental Authority” means the government of Canada or any province or territory thereof, the United States or any state, district or possession thereof or any other nation, or of any political subdivision thereof, whether state, local, or otherwise, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

The term “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including by way of a pledge of assets, acting as co-obligor or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, provided that any agreement by the Company or any of its Restricted Subsidiaries to repurchase equipment at a price not greater than its fair market value shall not be deemed a guarantee of Indebtedness. When used as a verb, “guarantee” has a correlative meaning.

“Guarantee” means any guarantee of the Company’s Obligations under this Indenture and of the Notes.

“Guarantee Subordination Terms” means the terms of subordination set forth in Exhibit F hereto.

“Guarantors” means each of the Restricted Subsidiaries of the Company that becomes a Guarantor in accordance with the provisions of this Indenture; and their respective successors and assigns, provided that, upon release or discharge of any such Restricted Subsidiary from its Guarantee of the Notes, such Restricted Subsidiary shall cease to be a Guarantor.

“Hedging Contracts” means, with respect to any specified Person:

(1) any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Company or any Guarantor where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(2) any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Company or any Guarantor where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time;

(3) any agreement constituting an “Eligible Financial Contract” under the regulations issued under the Bankruptcy and Insolvency Act (Canada) for the making or taking of delivery of any commodity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into by the Company or any Guarantor where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity; provided that, “Hedging Contract” shall exclude any agreement for the making or taking of physical delivery of any commodity in the ordinary course of business or the physical purchase or sale of any commodity by the Company or any Guarantor entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Company or any Guarantor to fluctuations in the prices of commodities; or

(4) any agreement constituting an “Eligible Financial Contract” under the regulations issued under the Bankruptcy and Insolvency Act (Canada) in connection with equity securities of the Company or a Restricted Subsidiary, any equity securities plan hedging agreement, floor, cap or collar agreement or equity security plan future or option or other similar agreements or arrangement, or any combination thereof, entered into by the Company or a Restricted Subsidiary where the subject matter of the same is any equity securities of the Company or a Restricted Subsidiary or the price, value or amount payable thereunder is dependent or based upon the price of any equity securities of the Company or a Restricted Subsidiary or fluctuations in the price of any such equity securities;

and in each case are entered into only in the normal course of business and not for speculative purposes.

“Hedging Obligations” mean, with respect to any Person, the Obligations in respect of such Person under Hedging Contracts.

“Holder” means a Person in whose name a Note is registered.

“Hydrocarbons” means oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“IFRS” means International Financial Reporting Standards as in effect from time to time but only to the extent the same are adopted by Chartered Professional Accountants of Canada (such organization, and any successor for setting standards for accounting standards for businesses in Canada, “CPA Canada”) as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CPA Canada; provided, however, that if elected by the Company in writing to the Trustee in connection with the delivery of Financial Reports, any alternative accounting principles that are recognized by CPA Canada as being generally accepted in Canada which are in effect from time to time, in each case as in effect on the first date of the period for which the Company is making such election and thereafter in effect from time to time. At any date after the Issue Date, the Company shall be entitled to make an irrevocable election to establish that “IFRS” shall mean “IFRS” as in effect on a date that is after the Issue Date and on or prior to the date of such election. The Company shall give notice of such election to the Trustee and the Holders.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) in respect of all outstanding letters of credit issued for the account of such Person that support obligations that constitute Indebtedness (provided that the amount of such letters of credit included in Indebtedness shall not exceed the amount of the Indebtedness being supported) and, without duplication, the unreimbursed amount of all drafts drawn under letters of credit issued for the account of such Person;

(4) in respect of bankers’ acceptances issued for the account of such Person;

(5) representing Finance Lease Obligations or representing Attributable Debt in respect of a Sale/Leaseback Transaction not involving a Finance Lease Obligation;

(6) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(7) representing any obligations under Hedging Contracts,

if and to the extent any of the preceding items (other than letters of credit and obligations under Hedging Contracts) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with IFRS. In addition, the term “Indebtedness” includes (i) all Indebtedness of other Persons of the type referred to in the foregoing clauses (1) through (7) secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), the amount of such Indebtedness of such referent Person being deemed to be the lesser of the fair market value of such asset and the amount of the Indebtedness of such other Person so secured and (ii) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. For the avoidance of doubt, the term “Indebtedness” excludes (i) any obligation in respect of taxes, assessments or other similar governmental charges or claims, (ii) any obligation arising from any agreement providing for indemnities, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by the specified Person in connection with the acquisition or disposition of assets, (iii) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, (iv) obligations owed to banks and other financial institutions incurred in the ordinary course of business in connection with Cash Management Obligations and other ordinary banking arrangements to provide treasury services or to manage cash balances and (v) any commitment to make loans, advances or other Investments, or to purchase Investments, Persons or other securities or assets. The term “Indebtedness” also excludes any repayment or reimbursement obligation of such Person or any of its Restricted Subsidiaries with respect to Customary Recourse Exceptions, unless and until an event or circumstance occurs that triggers the Person’s or such Restricted Subsidiary’s direct repayment or reimbursement obligation (as opposed to contingent or performance obligations) to the lender or other Person to whom such obligation is actually owed, in which case the amount of such direct payment or reimbursement obligation shall constitute Indebtedness.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of obligations under any Hedging Contracts, the termination value of the agreement or arrangement giving rise to such obligations that would be payable by such Person at such date;

(3) in the case of any Finance Lease Obligations, the amount determined in accordance with the definition thereof;

(4) in the case of contingent obligations (other than those specified in clauses

(1) and (2) of this paragraph), the maximum liability at such date of such Person; and

(5) the principal amount of the Indebtedness, in the case of any other Indebtedness.

For purposes of determining the amount of Indebtedness under any covenants, definitions or other provisions of this Indenture, guarantees of, and obligations in respect of letters of credit, bankers’ acceptances and other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included and the incurrence or creation of any such guarantees, obligations or Liens shall not be deemed to be the incurrence of Indebtedness.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $625.0 million aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Insolvency or Liquidation Proceeding” means:

(1) any case, proceeding or other action commenced by or against any Credit Party under any Debtor Relief Laws, but which, for certainty, shall exclude any dissolution, winding-up or liquidation of a solvent Credit Party into or merger, amalgamation with, or transfer of all or substantially all of the assets of one Credit Party to, another solvent Credit Party as permitted by each of the applicable Secured Debt Documents, each as in effect on the date hereof;

(2) any other proceeding, or the initiation of any proceedings: (a) of any type or nature in which substantially all claims of creditors of any Credit Party are determined and any payment or distribution is or may be made on account of such claims; or (b) in relation to any of the foregoing; or

(3) any analogous procedure in any jurisdiction,

in each case, whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by any Credit Party.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, but is not also a QIB.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) or better by Fitch and BBB- (or the equivalent) by S&P, or if Moody’s, Fitch or S&P ceases to rate the Notes for reasons outside of the Company’s control, the equivalent investment grade rating from any other Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding (i) loans and advances (including payroll, commission, travel, relocation costs and similar advances) to officers, directors (or persons holding similar positions) and employees made in the ordinary course of business, (ii) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender and (iii) any debt or extension of credit represented by a bank deposit other than a time deposit), Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided, however, that endorsements of negotiable instruments and deposits in the ordinary course of business consistent with past practice will not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition.

For purposes of Section 4.07 and Section 4.18:

(1) “Investments” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary under the applicable Indenture (as determined in good faith by the Board of Directors of the Company); provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary under the applicable Indenture, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary for purposes of such Indenture in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer.

“Issue Date” means October 12, 2022.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of the Company in which the Company or any of its Restricted Subsidiaries makes any Investment.

“Junior Debt” means any senior unsecured Capital Markets Debt issued or borrowed by the Company or any of its Restricted Subsidiaries, any Indebtedness of the Company or any Restricted Subsidiary which is by its terms expressly subordinated in right of payment to the Notes or the Guarantee or such Restricted Subsidiary and any senior secured Indebtedness that is secured by Liens on the Collateral ranking junior in priority to the Liens securing the Notes or with respect to the application of proceeds from Collateral resulting from an Enforcement Action.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or other), pledge, hypothecation, assignment, charge, security interest or encumbrance or any preference, priority or other security of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the PPSA (or equivalent statute of any other jurisdiction, including any other Personal Property Security Act or Uniform Commercial Code); provided that in no event shall lease (whether entered into before or after December 31, 2018) which would have been classified as an operating lease in accordance with generally accepted accounting principles in effect on December 31, 2018, be deemed to constitute a Lien.

“Long Derivative Instrument” means a Derivative Instrument (i) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with positive changes to the Performance References and/or (ii) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with negative changes to the Performance References.

“LTM Cash Flow” means Consolidated Cash Flow of the Company measured for the applicable Reference Period, with such pro forma adjustments giving effect to such Indebtedness, acquisition, Investment or other transaction, as applicable, since the start of such four quarter period and as are consistent with the pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio.”

“Make Whole Premium” means, with respect to a Note as of any redemption date for such Note whose redemption price may be determined by reference to the Make Whole Premium, the excess, if any, of (1) the present value as of the applicable redemption date of (a) the redemption price of such Note at October 15, 2024 (such redemption price being set forth in Section 3.07(b)) plus (b) any required interest payments due on such Note through October 15, 2024 (except for accrued and unpaid interest to, but not including, the applicable redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over (2) the principal amount of such Note.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of January 24, 2022, by and among the Company, Enerflex US Holdings Inc. and Exterran Corporation, as it may be amended from time to time.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including legal, accounting and investment banking fees and sales commissions, severance costs and any relocation expenses incurred as a result of the Asset Sale;

(2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements;

(3) amounts required to be applied to the repayment of Indebtedness secured by a Permitted Prior Lien on the properties or assets that were the subject of such Asset Sale; and

(4) any amounts to be set aside in any reserve established in accordance with IFRS or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by the Company or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Net Short” means, with respect to a Holder or beneficial owner, as of a date of determination, either (i) the value of its Short Derivative Instruments exceeds the sum of (x) the value of its Notes plus (y) the value of its Long Derivative Instruments as of such date of determination or (ii) it is reasonably expected that such would have been the case were a Failure to Pay or Bankruptcy Credit Event (each as defined in the 2014 ISDA Credit Derivatives Definitions, as supplemented by the 2019 Narrowly Tailored Credit Event Supplement) to have occurred with respect to the Company or any Guarantor immediately prior to such date of determination.

“New Credit Agreement” means that certain credit agreement to be entered into by and among the Company, Enerflex Inc., Enerflex US Holdings Inc, and Enerflex Australasia Holdings Pty Ltd. as borrowers, Royal Bank of Canada as agent and the lenders party thereto on or prior to the date of the consummation of the Acquisition, as amended, supplemented or otherwise modified from time to time.

“New Credit Agreement Documents” means New Credit Agreement, the New Credit Agreement Guarantees, the Security Documents executed pursuant to the New Credit Agreement and the other Loan Documents (as defined (or such similar term set forth) in the New Credit Agreement).

“New Credit Agreement Guarantee” means a guarantee of the Company’s Obligations under the New Credit Agreement made by an Affiliate of the Company in accordance with the terms of the New Credit Agreement.

“Non-Recourse Debt” means Indebtedness:

(1) except as provided in (2) below, as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, except for Customary Recourse Exceptions;

(2) as to which the lenders will not have any contractual recourse to the Capital Stock or assets of the Company or any of its Restricted Subsidiaries (other than the Capital Stock of an Unrestricted Subsidiary), except for Customary Recourse Exceptions; and

(3) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary of the Company) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity.

For purposes of determining compliance with Section 4.09, in the event that any Non- Recourse Debt of any of the Company’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Note Documents” means this Indenture (including the Guarantees), the Notes, the Collateral Agent Agreement (and other Security Documents), each Parity Debt Sharing Confirmation, and all other agreements related to this Indenture, the Notes and the Guarantees.

“Notes” has the meaning assigned to it in the preamble to this Indenture and includes, for the avoidance of doubt, the Initial Notes and any Additional Notes, all of which shall be treated as a single class for all purposes under this Indenture, including for purposes of waivers, amendments, redemptions and offers to purchase.

“Obligations” means with respect to any Indebtedness of any Person (collectively, without duplication):

(1) all debt, financial liabilities and obligations under a Secured Debt Document of such Person of whatsoever nature and howsoever evidenced (including principal, interest (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the applicable Secured Debt Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), fees, reimbursement obligations, penalties, indemnities and legal and other expenses, whether due after acceleration or otherwise) to the providers or holders of such Indebtedness or to any agent, trustee or other representative of such providers or holders of such Indebtedness under or pursuant to each agreement, document or instrument evidencing, securing, guaranteeing or relating to such Indebtedness, financial liabilities or obligations relating to such Indebtedness (including Secured Debt Documents applicable to such Indebtedness (if any)), in each case, direct or indirect, primary or secondary, fixed or contingent, now or hereafter arising out of or relating to any such agreement, document or instrument;

(2) any and all sums advanced by the Collateral Agent or any other Person in accordance with the Collateral Agent Agreement or the Secured Debt Documents in order to preserve the Collateral or any other collateral securing such Indebtedness or to preserve the Liens in the Collateral or any other collateral securing such Indebtedness;

(3) the costs and expenses of collection and enforcement of the obligations referred to in clauses (1) and (2), including:

(a) the costs and expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on any Collateral or any other collateral;

(b) the costs and expenses of any exercise by the Collateral Agent or any other Person of its rights under the Security Documents; and

(c) reasonable legal fees and court costs; and

(4) other compensation and expenses payable in accordance with the Collateral Agent Agreement or, in respect of the Trustee, this Indenture.

“Obligor” means each of the Company, each Guarantor and each other Person that at any time provides collateral security for any Secured Obligations.

“Offering Memorandum” means the Offering Memorandum of the Company, dated October 6, 2022, relating to the offering of the Initial Notes.

“Officer” means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary (1) of such Person or (2) if such Person is a partnership or limited partnership or otherwise managed by another single entity, of such entity. Unless otherwise indicated, Officer shall refer to an officer of the Company.

“Officer’s Certificate” means, with respect to any Person, a certificate signed an Officer of such Person, which certificate, if it is with respect to a condition or covenant provided for in this Indenture or another Note Document, satisfies the applicable requirements of Section 14.03.

“OID” means the original issue discount of the Notes, if any, for U.S. federal income tax purposes.

“Opinion of Counsel” means an opinion from legal counsel which opinion is reasonably acceptable to the Trustee and, if it is with respect a condition or covenant provided for in this Indenture or another Note Document, that meets the applicable requirements of Section 14.03 hereof. The counsel may be an employee of or counsel to the Company or any Subsidiary of the Company.

“Parity Debt” means:

(1) the Notes and the related Guarantees issued on the Issue Date, and any other amounts payable under this Indenture, other than in respect of any Additional Notes;

(2) Indebtedness (other than Priority Debt) incurred under any Credit Facility in reliance on Section 4.09(b)(1);

(3) Indebtedness issued or incurred from time to time in reliance on Section 4.09(b)(3) or Section 4.09(b)(5) (insofar as such Indebtedness is refinancing Indebtedness incurred under Section 4.09(b)(3)); and

(4) other Indebtedness permitted to be incurred under the Section 4.09 and secured solely in reliance on clause (37) of the definition of “Permitted Liens”.

“Parity Debt Documents” means, collectively, the Note Documents and the indenture or agreement governing each other Series of Parity Debt and in each case all related guarantees and other agreements governing, securing or relating to any Parity Obligations (including, without limitation, the Collateral Agent Agreement and the other Security Documents).

“Parity Debt Representative” means:

(1) in the case of the Notes and the Guarantees, the Trustee; or

(2) in the case of any other Series of Parity Debt, the trustee, agent or representative of the holders of such Series of Parity Debt who is appointed as a Parity Debt Representative (for purposes related to the administration of the Security Documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Parity Debt, and who has become a party to the Collateral Agent Agreement.

“Parity Debt Lien” means a Lien granted by a Security Document to the Collateral Agent, at any time, upon any property of any Credit Party which the Parties have agreed is intended to secure Parity Obligations.

“Parity Debt Sharing Confirmation” means, as to any Series of Parity Debt, the written agreement of the holders of that Series of Parity Debt, as set forth in the indenture or other agreement governing that Series of Parity Debt, for the benefit of all holders of each other existing and future Series of Parity Debt and each existing and future Parity Debt Representative, that all Parity Obligations will be and are secured equally and ratably by all Liens at any time granted by the Company or any other Obligor to secure any Obligations in respect of such Series of Parity Debt, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Obligations equally and ratably, and that the holders of Obligations in respect of such Series of Parity Debt are bound by the provisions of the Collateral Agent Agreement, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Agent Agreement.

“Parity Obligations” means Parity Debt and all other Obligations in respect thereof.

“Parity Secured Parties” means the holders of Parity Obligations, including Holders of the Notes, the Trustee, each Parity Debt Representative and the Collateral Agent.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Permitted Acquisition Indebtedness” means:

(1) the Exterran Debt;

(2) Indebtedness or Preferred Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Preferred Stock were Indebtedness or Preferred Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of the Company, (b) such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries or (c) properties or assets of such Person were acquired by the Company or any of its Restricted Subsidiaries and such Indebtedness was assumed in connection therewith; and

(3) Indebtedness incurred by the Company or any of its Restricted Subsidiaries, in each case, (a) to provide all or any portion of the funds utilized to consummate the transaction pursuant to which such Person became a Restricted Subsidiary of the Company or was merged or consolidated with or into the Company or a Restricted Subsidiary of the Company or (b) otherwise in connection with, or in contemplation of, such acquisition, provided, in the case of this clause (3), that on the date such Person became a Restricted Subsidiary of the Company or the date such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or on the date of such property or asset acquisition, as applicable, either

(a) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis as if the same had occurred at the beginning of the applicable Reference Period, the Company or such Restricted Subsidiary, as applicable, would be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a); or

(b) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis as if the same had occurred at the beginning of the applicable Reference Period, the Fixed Charge Coverage Ratio of the Company would be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

“Permitted Business” means: (i) the purchase, production, compression, gathering, processing, treatment, dehydration, separation, exploitation, fractionating, sale, transportation, marketing, production handling, terminaling, or storage of crude oil, natural gas, condensate, natural gas liquids or other Hydrocarbons, water, sand, minerals, chemicals or other products or substances commonly created, used, recovered, produced, consumed or processed in the conduct of the oil and gas business; (ii) fresh water and waste water distribution, collection, transportation, treatment or disposal services; (iii) carbon capture, use and sequestration, hydrogen or renewable natural gas distribution, collection, transportation, treatment or disposal services; (iv) building, acquiring or operating the facilities and equipment to conduct a Permitted Business; (v) any business conducted by the Company and the Restricted Subsidiaries on the Issue Date; or (vi) any business that is, in the reasonable judgment of the Company, similar, reasonably related, incidental, ancillary or complementary to the foregoing or extensions, developments or expansions thereof.

“Permitted Business Investments” means Investments by the Company or any of its Restricted Subsidiaries in any Unrestricted Subsidiary, including any Project Subsidiary, of the Company or in any Joint Venture, provided that:

(1) at the time of such Investment and immediately after giving pro forma effect to such Investment as though such Investment had been made at the beginning of the Reference Period the Company could incur US$1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in Section 4.09(a);

(2) if such Unrestricted Subsidiary, Project Subsidiary or Joint Venture has outstanding Indebtedness at the time of such Investment, either (a) all such Indebtedness is Non-Recourse Debt or (b) any such Indebtedness of such Unrestricted Subsidiary, Project Subsidiary or Joint Venture that is recourse to the Company or any of its Restricted Subsidiaries (which shall include all Indebtedness of such Unrestricted Subsidiary, Project Subsidiary or Joint Venture for which the Company or any of its Restricted Subsidiaries may be directly or indirectly, contingently or otherwise, obligated to pay, whether pursuant to the terms of such Indebtedness, by law or pursuant to any guarantee, including any “claw-back,” “make-well” or “keep-well” arrangement) could, at the time such Investment is made, be incurred (and, for the avoidance of doubt will be deemed incurred) at that time by the Company and its Restricted Subsidiaries under the Fixed Charge Coverage Ratio test set forth in in Section 4.09(a); and

(3) such Unrestricted Subsidiary’s or Joint Venture’s activities are not outside the scope of any Permitted Business.

“Permitted Investments” means:

(1) any Investment in the Company (including through purchases of, or other investments in, the Notes) or in a Restricted Subsidiary of the Company;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, and

in each case, any Investment held by any such Person at the time such Person becomes a Restricted Subsidiary of the Company or at the time of such merger, consolidation, amalgamation, transfer, conveyance or liquidation;

(4) any Investment made as a result of the receipt of non-cash consideration from (i) an Asset Sale that was made pursuant to and in compliance with Section 4.10, including Asset Swaps, or (ii) a disposition of assets not constituting an Asset Sale;

(5) any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 4.11(b) (except those described in clauses (7), (8), (9), (10), (11), (12) and (14) that section);

(6) any Investment in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and consistent with past practice; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) any Investment in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

(8) any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(9) any Investments received (a) in compromise, settlement or resolution of, or upon satisfaction of judgments with respect to, (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy, insolvency, workout or recapitalization of any trade creditor or customer, or (ii) litigation, arbitration or other disputes; (b) as a result of a foreclosure, perfection or enforcement of any Lien or other transfer of title by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default; or (c) in exchange for any other Investment or accounts receivable held by the Company or any of its Restricted Subsidiaries;

(10) (i) guarantees of Indebtedness not prohibited by Section 4.09 and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements entered into in the ordinary course of business (other than any Indebtedness incurred pursuant to Section 4.09(b)(18)) and (ii) performance guarantees with respect to obligations that are not prohibited by the provisions of this Indenture (other than any Indebtedness incurred pursuant to Section 4.09(b)(18));

(11) loans or advances to officers, directors or employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed US$10.0 million at any one time outstanding;

(12) any Investment in prepaid expenses, negotiable instruments held for collection and lease, utility, worker’s compensation, performance and other similar deposits made in the ordinary course of business;

(13) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent or other acquisitions to the extent not otherwise prohibited by the provisions of this Indenture;

(14) any Investment existing on, or made pursuant to agreements or obligations of the Company and any of its Restricted Subsidiaries in effect on, the Issue Date, and any renewals or replacements thereof on terms and conditions not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than the terms of the Investment being renewed or replaced;

(15) any Investment consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(16) Hedging Contracts;

(17) pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business and consistent with past practice or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(18) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business or consistent with past practice and in accordance with this Indenture;

(19) Investments of a Restricted Subsidiary acquired on or after the Issue Date or of an entity merged into the Company or merged into or consolidated with a Restricted Subsidiary on or after the Issue Date in a transaction that is not prohibited by Section 5.01 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(20) Permitted Business Investments;

(21) any Investments pursuant to or in connection with the Transactions; and

(22) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding, do not exceed the greater of (a) US$50.0 million and (b) 2.0% of the Consolidated Net Tangible Assets determined as of the date of such Investment; provided, that if any Investment pursuant to this clause (22) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of this definition and shall cease to have been made pursuant to this clause (22) for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means:

(1) Liens securing Priority Obligations and Parity Obligations (including Liens securing Obligations of the Company or any Guarantor under the Notes or the Guarantees) (other than Parity Debt described in clause (4) of the definition thereof);

(2) Liens in favor of the Company or any of the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets (other than replacements thereof, improvements, additions and accessions thereto and proceeds thereof and any receivables, contract rights or intangibles related thereto) other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and relate solely to such property and replacements thereof, improvements, additions and accessions thereto and proceeds thereof and any receivables, contract rights or intangibles related thereto;

(5) any interest or title of a lessor to the property subject to a Finance Lease Obligation;

(6) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Finance Lease Obligations, purchase money obligations or other payments incurred to finance the acquisition, lease, improvement or construction of or repairs or additions to, assets or property acquired or constructed in the ordinary course of business; provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under this Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 270 days of the later of the acquisition, lease, completion of improvements, construction, repairs or additions or commencement of full operation of the assets or property subject to such Lien and do not encumber any other assets or property of the Company or any of its Restricted Subsidiaries other than such assets or property and replacements thereof, improvements, additions and accessions thereto and proceeds thereof and any receivables, contract rights or intangibles related thereto;

(7) Liens existing on the Issue Date (other than Liens specifically permitted by another clause of this definition);

(8) Liens to secure the performance of tenders, bids, statutory obligations, regulatory obligations, surety, customs, advance payment, appeal or similar bonds, trade contracts, government contracts, operating leases, performance bonds or other obligations of a like nature incurred in the ordinary course of business, including guarantees and obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(9) landlords’ Liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the undertaking, assets and property of the Company or a Restricted Subsidiary unless in the case of a Restricted Subsidiary, its assets primarily consist of and relate to the premises leased or are located thereon;

(10) Liens on Capital Stock of any Unrestricted Subsidiary or any Joint Venture owned by the Company or any Restricted Subsidiary of the Company to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(11) any restriction or encumbrance (including customary rights of first refusal and tag, drag and similar rights) with respects to the pledge or transfer of Equity Interests of (a) any Unrestricted Subsidiary, (b) the Equity Interests in any Person that is not a Subsidiary or (c) any less than Wholly Owned Subsidiary that constitutes a joint venture or partnership with a non-Affiliated Person;

(12) Liens on pipelines or pipeline facilities that arise by operation of law;

(13) Liens arising under Joint Venture agreements, partnership agreements and other agreements arising in the ordinary course of business of the Company and its Restricted Subsidiaries that are customary in any Permitted Business;

(14) customary Liens on cash or cash equivalents held by a trustee for fees, costs and expenses of such trustee pursuant to an indenture;

(15) Liens pursuant to merger agreements, stock purchase agreements, asset sale agreement and similar agreements on earnest money deposits, good faith deposits, purchase price adjustment escrows and similar deposits and escrow arrangements made or established thereunder;

(16) Liens upon specific items of inventory, receivables or other goods or proceeds of the Company or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods or proceeds and permitted by Section 4.09;

(17) [Reserved];

(18) [Reserved];

(19) Liens to secure performance of Hedging Contracts (other than Priority Hedging Contracts) of the Company or any of its Restricted Subsidiaries;

(20) Liens securing (i) any defeasance trust provided that such Liens do not extend to or cover any assets or property that is not part of such defeasance trust or (ii) any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(21) Liens arising from any filing of or agreement to give any financing statement under the UCC or the PPSA (or any equivalent statutes in other jurisdictions) regarding operating leases;

(22) Liens arising under pipeline agreements, compression agreements, balancing agreements, construction agreements, disposal agreements, licenses, sublicenses and other agreements that are customary in a Permitted Business; provided, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(23) Liens and trusts arising or imposed by operation of law, including landlords’, carriers’, warehousemen’s, mechanics’, garagemen’s, employees’ materialmen’s and repairmen’s Liens, or related contracts in the ordinary course of business, or deposits in connection with worker’s compensation, employment insurance and other social security legislation, in each case for sums not overdue for more than 60 days (or which, if due and payable, are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof);

(24) Liens under or pursuant to any judgment or award rendered, or claim filed, against the Company or a Restricted Subsidiary, the time for the appeal or petition for rehearing of which shall not have expired, or which the Company or such Restricted Subsidiary, as applicable, are being contesting in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof;

(25) undetermined or inchoate liens, charges, privileges, statutory Liens, adverse claims or encumbrances of any nature whatsoever arising or potentially arising under statutory provisions incidental to construction or current operations which have not at such time been filed pursuant to law against the Company or a Restricted Subsidiary or which relate to obligations not overdue for more than 60 days (or which, if due and payable, are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof);

(26) security given by the Company or a Restricted Subsidiary to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Company or such Restricted Subsidiary, as applicable, all in the ordinary course of its business which individually or in the aggregate do not materially impair its use in the operation of the business of the Company or its Subsidiaries, taken as a whole;

(27) the reservation in any original grants from a Governmental Authority of any land or interests therein and statutory exceptions and reservations to title and reservations of mineral rights in any grants from a Governmental Authority or from any other predecessors in title;

(28) pledges of cash or Cash Equivalents and bankers’ liens, rights of set-off and other similar liens existing solely with respect to such cash and Cash Equivalents on deposit in one or more accounts maintained by the Company or any of the Restricted Subsidiaries, in each case, granted in the ordinary course of business in favor of a person that is not a lender or an Affiliate of a lender under the Credit Agreement, with which such accounts are maintained, securing amounts owing to such Person with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;

(29) pledges of cash or Cash Equivalents on deposit in one or more accounts maintained by the Company or any of the Restricted Subsidiaries, in each case, granted in the ordinary course of business in favor of a Person that is not a lender or an Affiliate of a lender under the Credit Agreement, with which such accounts are maintained, securing Hedging Obligations up to an aggregate amount not to exceed US$20.0 million;

(30) security interests resulting from the deposit of cash or Cash Equivalents or security interests on other assets as security when the Company or a Restricted Subsidiary is required by a Governmental Authority or by normal business practice to provide such deposits or security in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same, or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by applicable law;

(31) rights and interests created by notice by any ministries of transportation or similar authorities with respect to proposed highways and which do not materially impair the operation of the business of the Company or a Restricted Subsidiary;

(32) lis pendens that may be registered against any real property or interest therein of the Company or a Restricted Subsidiary in respect of any action or proceeding against the Company or such Restricted Subsidiary or in which it is a defendant but with respect to which action or proceeding no judgment, award or attachment against the Company or such Restricted Subsidiary has been granted or made and which the Company or such Restricted Subsidiary is defending in good faith;

(33) Liens for taxes, assessments or other governmental charges not overdue for more than 30 days (or which, if so overdue, are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof) or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and the Restricted Subsidiaries of the Company taken as a whole;

(34) survey exceptions, encumbrances, ground leases, easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations of, or rights of others for, licenses, rights-of-way, roads, pipelines, transmission liens, transportation liens, distribution lines for the removal of gas, oil, coal or other minerals, or for the joint or common use of real estate, rights of way, facilities and equipment, Liens related to surface leases and surface operations, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of the Company or any Restricted Subsidiary of the Company or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or any Restricted Subsidiary of the Company;

(35) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(36) liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which such lands may be put; provided, however, such liens or covenants do not materially impair the use of the lands in the operations of the Company or a Restricted Subsidiary;

(37) other Liens incurred by the Company or any Guarantor, provided that, (a) after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness then outstanding and secured by any Liens incurred pursuant to this clause (37) does not exceed the greater of (i) US$50.0 million and (ii) 2.0% of the Consolidated Net Tangible Assets determined as of the date of grant of such Lien and (b) if such Lien is on Collateral, such Liens are pari or junior in priority relative to the Notes and the Guarantees;

(38) Liens on any assets of any Restricted Subsidiary that is not a Guarantor securing Indebtedness incurred by such Restricted Subsidiary pursuant to Section 4.09(b)(18); and

(39) any Lien renewing, extending, replacing a Lien permitted by clauses (2) through (36) above, provided that (i) the principal amount of the Indebtedness secured by such Lien is not increased except by an amount equal to the premium or other amount paid and fees and expenses incurred, in connection therewith and by an amount equal to any existing commitments unutilized thereunder and (ii) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such Refinancing are encumbered (or, under written arrangements under which the original Lien arose, could have been encumbered) thereby (other than improvements thereon, accessions thereto and proceeds thereof).

“Permitted Prior Liens” means

(1) Liens against cash and cash equivalents in favor of the administrative agent under the New Credit Agreement (including any accounts, intangibles, financial assets or proceeds comprising the same or relating thereto), which cash and cash equivalents are deposited with the administrative agent under the New Credit Agreement pursuant to the repayment provisions of the New Credit Agreement in respect of Obligations under undrawn letters of credit or outstanding bankers’ acceptances (or in favor of other Priority Secured Parties or the agent thereof pursuant to the equivalent provisions of any other credit agreement entered into by the Company or other Credit Parties in compliance with this Indenture and the other Secured Debt Documents, including in connection with the replacement or refinancing, in whole or in part, of the credit facilities established under the New Credit Agreement);

(2) Liens described in clauses (3) through (16), (19) through (36) and (39) (to the extent renewing, extending or replacing a Lien pursuant to any of clauses (3) through (16) or

(19) through (36) of the definition of “Permitted Liens”) of the definition of “Permitted Liens”; and

(3) any other Liens (excluding Liens referred to in subparagraph (1) and (2) above) that have or are intended to have priority over the Secured Debt Liens and are permitted under each applicable Secured Debt Document.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to Refinance other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), provided that:

(1) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness being Refinanced (plus all accrued interest on the Indebtedness and the amount of all fees, expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced;

(3) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantees on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced;

(4) such Indebtedness is not incurred by a Restricted Subsidiary of the Company (other than a Guarantor) if the Company or any Guarantor is the issuer or other primary obligor on the Indebtedness being Refinanced; and

(5) to the extent such Refinancing Indebtedness is secured, the Liens securing such Refinancing Indebtedness have a Lien priority equal to or junior to the Liens securing the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired.

Notwithstanding the preceding, any Priority Debt or Parity Debt shall be subject only to the refinancing provision within the respective definitions thereof and not pursuant to the requirements set forth in the definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PPSA” means the Personal Property Security Act (Alberta) as in effect from time to time.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Priority Cash Management Obligations” means all Cash Management Obligations owing to any Qualified Counterparty.

“Priority Debt” means:

(1) Indebtedness under the Credit Agreement (provided that one or more Commercial Lending Institutions holds a majority of the aggregate commitments and outstanding principal amount of each tranche of Indebtedness thereunder) incurred in reliance on Section 4.09(b)(1) and Priority Hedging Obligations and Priority Cash Management Obligations constituting “Secured Obligations” (as defined in the Credit Agreement) and any guarantees thereof that, in each case, were permitted under each applicable Secured Debt Document to be incurred and secured by a Priority Debt Lien at the date of incurrence (with the satisfaction of such requirements to be conclusively established if the Company makes a representation, at the time of incurrence, to the lenders under the Credit Agreement to that effect or delivers, at the time of incurrence, an Officer’s Certificate to such lenders to that effect); and

(2) Indebtedness under any other Credit Facility (excluding intercompany Indebtedness owing to the Company or any of its Subsidiaries) incurred in reliance on Section 4.09(b)(1) and any Guarantee thereof and any Priority Hedging Obligations and Priority Cash Management Obligations incurred in reliance on Section 4.09(b)(1) and any Guarantees thereof that is secured equally and ratably with all other Priority Debt by a Priority Debt Lien that was permitted under each applicable Secured Debt Document to be incurred and so secured; provided, in the case of each issue or series of Indebtedness referred to in this clause (2), that:

(A) one or more Commercial Lending Institutions holds a majority of the aggregate commitments and outstanding principal amount of each tranche of Indebtedness thereunder;

(B) on or before the date on which such Indebtedness is incurred by the Company such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Debt” for the purposes of the Secured Debt Documents; provided, that if such Series of Secured Debt is designated as “Priority Debt”, it may not also be designated as Parity Debt (or any combination of the two);

(C) such Indebtedness is governed by a credit agreement governing a revolving, term, receivable or letter of credit facility that includes a Priority Debt Sharing Confirmation; and

all requirements set forth in the Collateral Agent Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied or arrangements have been established which are intended to ensure that such requirements will be satisfied within a reasonable time period following the incurrence of such additional Indebtedness (and the satisfaction of such requirements and the other provisions of this clause (D) and the existence of such arrangements shall be conclusively established if the Company delivers to the Collateral Agent an Officer’s Certificate in the form required pursuant to the Collateral Agent Agreement stating that such requirements and other provisions have been satisfied, that such arrangements are in existence and that such Indebtedness is “Priority Debt”).

“Priority Debt Documents” means, collectively, the New Credit Agreement, agreements governing Priority Hedging Obligations, agreements governing Priority Cash Management Obligations, and any additional Credit Facility constituting additional Secured Debt pursuant to which additional Priority Debt is incurred or secured in accordance with the terms of each applicable Secured Debt Document, and in each case all related guarantees and other agreements, instruments and other documents governing, securing or related to any Priority Obligations (including, without limitation, the Collateral Agent Agreement and the other Security Documents).

“Priority Debt Lien” means a Lien granted to the Collateral Agent, at any time, upon any property of the Company or any Guarantor which the Secured Parties have agreed is intended to only secure Priority Obligations.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Debt, the written agreement of the holders of that Series of Priority Debt, as set forth in the credit agreement or other agreement governing that Series of Priority Debt, for the benefit of all holders of each other existing and future Series of Priority Debt and each existing and future Priority Debt Representative, that all Priority Obligations will be and are secured equally and ratably by all Liens at any time granted by the Company or any other Obligor to secure any Obligations in respect of such Series of Priority Debt, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Obligations equally and ratably, and that the holders of Obligations in respect of such Series of Priority Debt are bound by the provisions of the Collateral Agent Agreement, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Agent Agreement.

“Priority Hedging Contract” means a Hedging Contract with a Priority Hedging Counterparty which creates Priority Hedging Obligations.

“Priority Hedging Counterparty” has the meaning set forth in the definition of “Priority Hedging Obligations”.

“Priority Hedging Obligations” means all Hedging Obligations owing to a lender under the New Credit Agreement or a Person that was a lender under the New Credit Agreement, a lender under any other Series of Priority Debt or an Affiliate of a lender under the New Credit Agreement or of a lender under any other Series of Priority Debt, in each case, at the time the Hedging Contract(s) which created such Hedging Obligations were entered into (each such Person, a “Priority Hedging Counterparty”) and secured pursuant to the Security Documents, including any Hedging Obligations under any amendment, extension, modification or replacement of such Hedging Contracts; provided that, (a) in each case, to the extent such Hedging Obligations are permitted to be incurred and secured on a priority basis under the terms of each applicable Secured Debt Document (and the satisfaction of such requirements will be conclusively established if the Company represents and warrants to the applicable Priority Hedging Counterparty in either the applicable Hedging Obligation or in an Officer’s Certificate delivered to such Priority Hedging Counterparty and (b) any Hedging Obligations under any Hedging Contracts which are in existence before the New Credit Agreement is entered into and are with a counterparty (or its Affiliate) that becomes a lender under the New Credit Agreement, and which are deemed to be Priority Hedging Obligations by the New Credit Agreement, will be deemed to be Priority Hedging Obligations for the purposes of the Collateral Agent Agreement, including any Hedging Obligations under any amendment, extension, modification or replacement of such Hedging Contracts, and the counterparty to each such Hedging Contract shall be deemed to be a Priority Hedging Counterparty for the purposes of the Collateral Agent Agreement.

“Priority Obligations” means the Priority Debt and all other Obligations in respect thereof.

“Priority Representative” means (a) in the case of Indebtedness owing to lenders under the New Credit Agreement, the administrative agent under the New Credit Agreement, (b) in the case of certain Priority Hedging Obligations or Priority Cash Management Obligations, the financial institution or other counterparty which is owed such Priority Hedging Obligations or Priority Cash Management Obligations and that executes and delivers a Collateral Agent Agreement Joinder, and (c) in the case of any other Series of Priority Debt, the agent or trustee who maintains the transfer register (or functional equivalent) for such Series of Priority Debt and is appointed as a representative of such Series of Priority Debt (for purposes related to the administration of the applicable Security Documents) pursuant to this Indenture, credit agreement or other agreement governing such Series of Priority Debt and that executes and delivers a Collateral Agent Agreement Joinder.

“Priority Secured Parties” means the holders of Priority Obligations, each Priority Representative and the Collateral Agent.

“Private Placement Legend” means the legend set forth in Section 2.06(g)(1) hereof. Except otherwise provided in this Indenture, each Note shall bear this Private Placement Legend.

“Project Subsidiary” means any Subsidiary that is designated as an Unrestricted Subsidiary and that engages in any Permitted Business, and the assets of which are those used or intended for use in connection with or created or generated by, or derived from, only such Permitted Business of such Unrestricted Subsidiary and which is designated as a Project Finance SPV (or any successor or equivalent term) under the Credit Agreement.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Counterparty” means (a) the agent or any lender under the Credit Agreement or any of their respective Affiliates, (b) any Person that is or was a lender under any Credit Facility constituting Priority Debt or any Affiliate of such lender, in each case, at the time the Hedging Contract(s) or the Cash Management Agreement was entered into, (c) each counterparty to such Hedging Contract or a Cash Management Agreement in effect on the Escrow Release Date and (d) any other Person whose corporate rating at the time of entering into the applicable Hedging Contract or Cash Management Agreement is rated A-1 or higher by S&P or whose senior unsecured long-term debt obligations at the time of entering into the applicable Hedging Contract or Cash Management Agreement are rated A- or higher by S&P or, in each case, an equivalent rating by another internationally recognized statistical rating organization of similar standing (or whose obligations under the applicable Hedging Contract or Cash Management Agreement are guaranteed by another Person satisfying the foregoing ratings criteria).

“Rating Agency” means each of S&P, Fitch and Moody’s, or if any of S&P, Fitch or Moody’s shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a Board Resolution of the Board of Directors of the Company) which shall be substituted for S&P, Fitch or Moody’s, as applicable, as the case may be.

“Rating Event” means a decrease of one or more gradations (including gradations within rating categories as well as between rating categories and excluding, for the avoidance of doubt, changes in ratings outlook) in the rating of the Notes by one of the Rating Agencies or a withdrawal of the rating of the Notes by one of the Rating Agencies on, or within 30 days following, the earlier of (x) the occurrence of a Change of Control or (y) the date of public announcement of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control, which period shall be extended for a period not longer than 60 days so long as the rating of the Notes relating to the Change of Control is under publicly announced consideration for downgrade by the applicable Rating Agency; provided, that a downgrade of the Notes by the applicable Rating Agency shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a downgrade for purposes of this definition of Rating Event) if such Rating Agency making the downgrade in rating does not publicly announce or confirm or inform the Company or the Trustee in writing at the request of the Company that the downgrade is a result of the transactions constituting or occurring simultaneously with the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of such downgrade).

“Reference Period” means, with respect to any date of determination, the four most recent fiscal quarters of the Company for which internal financial statements are available.

“Refinance” means, with respect to any Indebtedness, to renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, any such Indebtedness, and “Refinancing” and “Refinanced” have meanings correlative to the foregoing.

“Refinancing Transactions” means (i) the issuance of the Notes and related Guarantees, (ii) the entry into the New Credit Agreement and (iii) the Refinancing in full (and the termination of all related agreements and payment of all related fees and expenses) of all outstanding debt for borrowed money of the Company and Exterran and their respective Subsidiaries under the Enerflex Credit Facilities, the Existing Enerflex Notes and the Exterran Debt with the net proceeds from the offering of Notes and borrowings under the New Credit Agreement.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a permanent Global Note issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance upon Regulation S.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Office of the Trustee (or any successor group of the Trustee) having direct responsibility for the administration of this Indenture and also means, with respect to this Indenture, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who is directly responsible for the administration of this Indenture.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” of a Person means any direct or indirect Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sale/Leaseback Transaction” means an arrangement relating to property or assets owned by the Company or a Subsidiary on the Issue Date or thereafter acquired by the Company or a Subsidiary whereby the Company or a Subsidiary transfers such property or assets to a Person (other than the Company or a Restricted Subsidiary of the Company) and the Company or a Subsidiary leases such property or assets from such Person.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to the ratings agency business thereof.

“Screened Affiliate” means any Affiliate of a Holder (i) that makes investment decisions independently from such Holder and any other Affiliate of such Holder that is not a Screened Affiliate, (ii) that has in place customary information screens between it and such Holder and any other Affiliate of such Holder that is not a Screened Affiliate and such screens prohibit the sharing of information with respect to the Company or its Subsidiaries, (iii) whose investment policies are not directed by such Holder or any other Affiliate of such Holder that is acting in concert with such Holder in connection with its investment in the Notes, and (iv) whose investment decisions are not influenced by the investment decisions of such Holder or any other Affiliate of such Holder that is acting in concert with such Holders in connection with its investment in the Notes.

“Secured Debt” means Priority Debt and Parity Debt.

“Secured Debt Default” means the occurrence of any event or condition (after the giving of any required notice and/or lapse of time and the expiry of any applicable grace period) which is continuing and, under the terms of any Secured Debt Document governing any Series of Secured Debt, (a) causes, or permits the holders of such Secured Debt outstanding thereunder to cause, the Secured Debt outstanding thereunder to become immediately due and payable, or (b) consists of such Secured Debt remaining due and payable after its stated maturity which has not been paid when due, after the expiration of any notice periods or grace periods for payment.

“Secured Debt Documents” means the Priority Debt Documents and the Parity Debt Documents (and which term, for certainty, shall not include the Collateral Agent Agreement).

“Secured Debt Lien” means a Lien granted under a Security Document to the Collateral Agent, at any time, upon any property of the Company or any Guarantor to secure Secured Obligations.

“Secured Debt Representatives” means each Priority Debt Representative and each Parity Debt Representative.

“Secured Loan Party” has the meaning assigned to such term in Exhibit F hereto.

“Secured Obligations” means Priority Obligations and Parity Obligations.

“Secured Parties” means the holders of Secured Obligations (including the Priority Secured Parties and the Parity Secured Parties), the Collateral Agent and the Secured Debt Representatives.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means the Collateral Agent Agreement, each Collateral Agent Agreement Joinder and all security agreements, intellectual property security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by any Credit Party creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Agent, for the benefit of the Secured Parties (or any of them) to secure the Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval or any successor computer system maintained by the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

“Senior Debt” means

(1) all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under the Credit Agreement and all obligations under Hedging Contracts with respect thereto;

(2) any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of this Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2). Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any intercompany Indebtedness of the Company or any of its Restricted Subsidiaries to the Company or any of its Affiliates; or

(b) any Indebtedness that is incurred in violation of this Indenture.

For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by the Company or any of its Restricted Subsidiaries.

“Series of Parity Debt” means, severally, (a) the Notes, and (b) each other issue or series of Parity Debt; and for the purposes hereof all credit facilities under the same credit agreement constituting Parity Debt will be deemed to be the same Series of Parity Debt.

“Series of Priority Debt” means, severally, (a) the New Credit Agreement Documents, and (b) each other issue or series of Priority Debt for which a single transfer register is maintained; and for the purposes hereof, (i) Priority Hedging Obligations and Priority Cash Management Obligations relating to a Series of Priority Debt will be treated as, and deemed to be a part of, the same Series of Priority Debt therewith and (ii) all credit facilities under the same credit agreement constituting Priority Debt will be deemed to be the same Series of Priority Debt.

“Series of Secured Debt” means, severally, each Series of Priority Debt and each Series of Parity Debt.

“Short Derivative Instrument” means a Derivative Instrument (i) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with positive changes to the Performance References and/or (ii) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with negative changes to the Performance References.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Debt” means (1) with respect to the Company, any Indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Notes, and (2) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms expressly subordinated in right of payment to its Guarantees.

“Subsidiary” of any Person means:

(1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax” or “Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings (including backup withholding) and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TIA” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Transaction Costs” means any legal, professional and advisory fees or other transaction costs and expenses paid (whether or not incurred) by the Company or any Restricted Subsidiary of the Company in connection with (i) any acquisitions by the Company or any Restricted Subsidiary of the Company, (ii) any incurrence of Indebtedness or Disqualified Stock by the Company or any Restricted Subsidiary of the Company or any refinancing thereof, or any issuance of other equity securities or (iii) any reorganization, restructuring or recapitalization of the capital structure of the Company or Subsidiaries thereof, in each case permitted under the Indenture.

“Transactions” means the Acquisition and the Refinancing Transactions.

“Treasury Rate” means, with respect to any redemption date for any Note whose redemption price may be determined by reference to the Make Whole Premium, the yield to maturity as of the earlier of (a) such redemption date and (b) the date on which such series of Notes are defeased or satisfied and discharged, of United States Treasury securities with a constant maturity (as compiled and published in the most recent Selected Interest Rates (Daily) - H.15 that has become publicly available at least two Business Days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data selected by the Company)) most nearly equal to the period from such date to October 15, 2024; provided, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to October 15, 2024 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. Calculation of the Make Whole Premium and the Treasury Rate will be made by the Company or on behalf of the Company by such Person as the Company shall designate. The Company will (1) calculate the Treasury Rate and the Make Whole Premium no later than the first (and no earlier than the fourth) Business Day preceding the applicable redemption date (or, in the case of any redemption in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture, on the Business Day preceding such event), and (2) prior to such redemption date (or such event, as applicable), file with the Trustee a statement setting forth the Treasury Rate and the Make Whole Premium and showing the calculation of each in reasonable detail.

“Trustee” means the party named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Unrestricted Definitive Note” means a Definitive Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) except to the extent permitted by subclause (2)(b) of the definition of “Permitted Business Investments,” has no Indebtedness, other than Non-Recourse Debt, owing to any Person other than the Company or any of its Restricted Subsidiaries;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary that at the time of such designation would be prohibited by Section 4.11;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support (other than any Customary Recourse Exceptions and Liens of the type described in clause (10) of the definition of “Permitted Liens”) for any Indebtedness of the Company or any of its Restricted Subsidiaries.

All Subsidiaries of an Unrestricted Subsidiary shall also be Unrestricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.09, the Company will be in default of such covenant.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all the outstanding Voting Stock of such Subsidiary (other than directors’ qualifying shares and other than an immaterial amount of Voting Stock required to be owned by other Persons pursuant to applicable law or regulation) is owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02 Other Definitions.

Term	Defined in Section
“Affiliate Transaction”	4.11
“Alternate Offer”	4.15
“Asset Sale Offer”	4.10
“Authentication Order”	2.02
“Cash Consideration”	4.10
“Change of Control Offer”	4.15
“Change of Control Payment”	4.15
“Change of Control Payment Date”	4.15
“Covenant Defeasance”	8.03

“DTC”	2.01
“Event of Default”	6.01
“Excess Proceeds”	4.10
“incur”	4.09
“Legal Defeasance”	8.02
“MD&A”	4.03
“Offer Amount”	3.08
“Offer Period”	3.08
“Paying Agent”	2.03
“Payment Default”	6.01
“Permitted Debt”	4.09
“Purchase Date”	3.08
“Registrar”	2.03
“Regulation S Notes”	2.01
“Restricted Payments”	4.07
“Restricted Payments Basket”	4.07
“Rule 144A Notes”	2.01

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) all references to “$” and “US$” shall be to United States dollars and all references to “C$” shall be to Canadian dollars, in each case unless expressly indicated otherwise.

(4) “or” is not exclusive;

(5) words in the singular include the plural, and in the plural include the singular;

(6) unless the context indicates otherwise, “will” shall be interpreted to express a command;

(7) provisions apply to successive events and transactions;

(8) “including” shall be interpreted to mean “including, without limitation,” and the use of the word “including” followed by specific examples shall not be constructed as limiting the meaning of the general wording preceding it; and

(9) references to sections of or rules under the Securities Act, the TIA, the Exchange Act or any Canadian Securities Legislation will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC or any applicable Governmental Authority of Canada, as applicable, from time to time.

Section 1.04 Limited Condition Transactions; Measuring Compliance

With respect to any (x) Investment or acquisition, in each case, the consummation by the Company or any Subsidiary of which is not conditioned on the availability of, or on obtaining, third-party financing for such Investment or acquisition (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise) as applicable and (y) redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment (any transaction described in clauses (x) or (y), a “Limited Condition Transaction”), in each case for purposes of determining:

(1) whether any Indebtedness (including Acquired Debt), Disqualified Stock or Preferred Stock that is being incurred or issued in connection with such Limited Condition Transaction is permitted to be incurred in compliance with Section 4.09;

(2) whether any Lien being incurred in connection with such Limited Condition Transaction or to secure any such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be incurred in accordance with Section 4.12 or the definition of “Permitted Liens”;

(3) whether any other transaction (including any Investment or Restricted Payment) undertaken or proposed to be undertaken in connection with such Limited Condition Transaction complies with the covenants or agreements contained in this Indenture or the Notes; and

(4) any calculation of Consolidated Cash Flow, Fixed Charge Coverage Ratio, Consolidated Total Net Debt Ratio, Consolidated Net Tangible Assets, Consolidated Net Secured Debt Ratio and Consolidated Total Indebtedness and, whether a Default or Event of Default exists in connection with the foregoing, at the option of the Company, the date that the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into (the “Transaction Agreement Date”) may be used as the applicable date of determination, as the case may be, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio” and if the Company or the Restricted Subsidiaries could have taken such action on the relevant Transaction Agreement Date in compliance with the applicable ratios or other provisions, such provisions shall be deemed to have been complied with. For the avoidance of doubt, if the Company elects to use the Transaction Agreement Date as the applicable date of determination in accordance with the foregoing, (a) such election may not be revoked, (b) any fluctuation or change in the Consolidated Cash Flow, Fixed Charge Coverage Ratio, Consolidated Total Net Debt Ratio, Consolidated Net Tangible Assets, Consolidated Net Secured Debt Ratio or Consolidated Total Indebtedness of the Company, the target business, or assets to be acquired subsequent to the Transaction Agreement Date and prior to the consummation of such Limited Condition Transaction, will not be taken into account for purposes of determining whether any Investment, Restricted Payment, Indebtedness, Disqualified Stock, Preferred Stock or Lien that is being made, incurred or issued in connection with such Limited Condition Transaction is permitted to be made, incurred or issued or in connection with compliance by the Company or any of its Restricted Subsidiaries with any other provision of this Indenture or the Notes or any other action or transaction undertaken in connection with such Limited Condition Transaction and (c) until such Limited Condition Transaction is consummated or the definitive agreements related thereto are terminated or the relevant notice is revoked, such Limited Condition Transaction and all transactions proposed to be undertaken in connection therewith (including the making of any Restricted Payment, or Investments, or the incurrence of Indebtedness and Liens) will be given pro forma effect when determining compliance of other transactions (including the making of any Restricted Payment, or Investments, or the incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock and Liens unrelated to such Investment, acquisition or repayment, repurchase or refinancing of Indebtedness) that are consummated after the Transaction Agreement Date and on or prior to the consummation of such Limited Condition Transaction and any such transactions (including any incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof) will be deemed to have occurred on the Transaction Agreement Date and outstanding thereafter for purposes of calculating any baskets or ratios under this Indenture after the date of such agreement and before the consummation of such Limited Condition Transaction (or, if earlier, the date on which the definitive agreements related thereto are terminated or the relevant notice is revoked); provided that for purposes of any such calculation of the Fixed Charge Coverage Ratio, consolidated interest expense will be calculated using an assumed interest rate for the Indebtedness to be incurred in connection with such Limited Condition Transaction based on the indicative interest margin contained in any financing commitment documentation with respect to such Indebtedness or, if no such indicative interest margin exists, as reasonably determined by the Company in good faith.

Notwithstanding anything herein to the contrary, if the Company or any of its Restricted Subsidiaries (x) incurs Indebtedness, issues Disqualified Stock or Preferred Stock, creates Liens, makes Asset Sales, makes Investments, makes Restricted Payments, designates any Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary or repays any Indebtedness, Disqualified Stock or Preferred Stock in connection with any Limited Condition Transaction under a ratio-based basket and (y) incurs Indebtedness, issues Disqualified Stock or Preferred Stock, creates Liens, makes Asset Sales, Investments or Restricted Payments, designates any as a Restricted Subsidiary or an Unrestricted Subsidiary or repays any Indebtedness, Disqualified Stock or Preferred Stock in connection with any Limited Condition Transaction under a non-ratio-based basket (which occurs within five (5) Business Days of the events in clause (x) above), then the applicable ratio will be calculated with respect to any such action under the applicable ratio-based basket without regard to any such action under such non-ratio-based basket made in connection with such Limited Condition Transaction.

In addition, this Indenture will provide that compliance with any requirement relating to absence of Default or Event of Default may be determined as of the Transaction Agreement Date and not as of any later date as would otherwise be required under this Indenture.

In the event an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken on the same date that any other item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) is incurred or issued, any other Lien is incurred or other transaction is undertaken on reliance on a ratio basket based on the Fixed Charge Coverage Ratio, Consolidated Net Secured Debt Ratio or the Consolidated Total Net Debt Ratio then such ratio will be calculated with respect to such incurrence, issuance or other transaction without regard to any other incurrence, issuance or transaction. Each item of Indebtedness, Disqualified Stock or Preferred Stock that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant Fixed Charge Coverage Ratio, Consolidated Net Secured Debt Ratio or Consolidated Total Net Debt Ratio.

Section 1.05 Concerning the Trust Indenture Act

Except with respect to specific provisions of the TIA expressly referenced in the provisions of this Indenture, no provisions of the TIA are incorporated by reference in or made a part of this Indenture. Unless specifically provided in this Indenture, no terms that are defined in the TIA have the meanings specified therein for purposes of this Indenture. If after the date hereof this Indenture becomes qualified under the TIA and any provision of this Indenture limits, qualifies or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, the required or deemed provision shall govern.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes and the Trustee’s certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture (or in the case of the Guarantors, by their execution and delivery of any supplemental indenture substantially in the form set out in Exhibit E hereto), expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the “Schedule of Increases or Decreases in Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Increases or Decreases in Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be decreased or increased, as appropriate, to reflect exchanges, redemptions and repurchases. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, either (i) in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof or (ii) in accordance with instructions given to the Trustee by the Company to reflect any redemptions or repurchases hereunder.

(c) Regulation S Notes and Rule 144A Notes. Notes offered and sold in reliance on Regulation S (“Regulation S Notes”) will be issued initially in the form of a Regulation S Global Note, and Notes offered and sold in reliance on Rule 144A (“Rule 144A Notes”) will be issued initially in the form of a 144A Global Note, each of which will be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depositary or the nominee of the Depositary (for the accounts of designated agents holding on behalf of Euroclear or Clearstream, in the case of the Regulation S Global Note), duly executed by the Company and authenticated by the Trustee as hereinafter provided. Through and including the last day of the Restricted Period with respect to a Regulation S Global Note, beneficial interests in the Regulation S Global Note in respect of which The Depository Trust Company (“DTC”) is the Depositary may be held only through Euroclear and Clearstream (as indirect participants in DTC), unless transferred in accordance with the requirements set forth in Section 2.06 hereof.

(d) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.

At least one Officer must sign the Notes for the Company by manual, facsimile or electronically transmitted signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual, facsimile or electronically transmitted signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Company signed by an Officer of the Company (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture. To the extent permitted under Section 4.09, the Company may deliver Additional Notes executed by the Company to the Trustee for authentication, together with a Authentication Order for the authentication and delivery of such Additional Notes; and the Trustee, in accordance with such Authentication Order, shall authenticate and deliver such Additional Notes.

In authenticating Additional Notes and accepting the additional responsibilities under this Indenture in relation to such Additional Notes, the Trustee shall receive upon request, and shall be fully protected in relying upon, an Opinion of Counsel stating that (i) the form and terms of such Additional Notes have been duly authorized by the Company and established in conformity with the provisions of this Indenture, and (ii) that such Additional Notes when (1) executed by the Company, (2) completed, authenticated and delivered by the Trustee in accordance with this Indenture and (3) issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to customary exceptions.

The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

Each Note shall be dated the date of its authentication. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or Affiliates of the Company.

Section 2.03 Registrar and Paying Agent.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar will keep a register of the Notes and of their transfer and exchange, including the names and addresses of the Holders and the principal amounts and interest on the Notes. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints DTC to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as the Registrar and Paying Agent (at its offices indicated in the definition of Corporate Trust Office of the Trustee in Section 1.01 hereof) and to act as Custodian with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, on, or interest on, the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Restricted Subsidiary) will have no further liability for the money. If the Company or any of its Restricted Subsidiaries acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee will serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA §312(a). If the Trustee is not the Registrar, the Company will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders and the Company shall otherwise comply with TIA §312(a).

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. A Global Notes will be exchanged by the Company for Definitive Notes if:

(1) the Depositary (a) notifies the Company that it is unwilling or unable to continue to act as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days;

(2) the Company, at its option but subject to the Depositary’s requirements, notify the Trustee in writing that it elects to cause the issuance of the Definitive Notes; or

(3) there has occurred and is continuing an Event of Default, and the Depositary notifies the Trustee of its decision to exchange the Global Note for Definitive Notes.

Upon the occurrence of any of the preceding events in (1), (2) or (3) above, Definitive Notes shall be issued in such names as the Depositary (in accordance with its customary procedures) shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b), (c) or (f) hereof.

None of the Company, the Guarantors or the Trustee will be liable for any delay by the Depositary or any of its Participants in identifying the beneficial owners of the Notes, and the Company, the Guarantors and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee for all purposes.

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either Section 2.06(b)(1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(1).

(2) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(1) above, the transferor of such beneficial interest must deliver to the Registrar either:

(A)	both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B)	both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

(3) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transferee will take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item 3(d) thereof, if applicable.

(4) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(b)(4)(B), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to Section 2.06(b)(4)(B) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to Section 2.06(b)(4)(B) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)	Transfer or Exchange of Beneficial Interests for Definitive Notes.

(1) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in Section 2.06(c)(1)(B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3)(d) thereof, if applicable;

(F) if such beneficial interest is being transferred to the Company or any of the Company’s Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2) Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Section 2.06(c)(1)(A) and (C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period.

(3) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(i) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(ii) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(c)(3), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(4) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(2) hereof, the Trustee will cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Company will execute and the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(4) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(4) will not bear the Private Placement Legend.

(d)	Transfer and Exchange of Definitive Notes for Beneficial Interests.

(1) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in Section 2.06(d)(1)(B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3)(d) thereof, if applicable;

(F) if such Restricted Definitive Note is being transferred to the Company or any of the Company’s Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of Section 2.06(d)(1)(A) above, the appropriate Restricted Global Note, in the case of Section 2.06(d)(1)(B) above, the 144A Global Note, in the case of Section 2.06(d)(1)(C) above, the Regulation S Global Note, and in all other cases, the IAI Global Note.

(2) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(d)(2), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(2), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(3) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to Section 2.06(d)(2) or (3) above at a time when an Unrestricted Global Note has not yet been issued, the Company will issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(1) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3)(d) thereof, if applicable.

(2) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(e)(2), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) [Reserved]

(g) Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1)	Private Placement Legend.

(A) Except as permitted by Section 2.06(g)(1)(B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A, REGULATION S OR ANOTHER EXEMPTION THEREUNDER.

BY ITS ACCEPTANCE HEREOF, THE HOLDER OF THIS NOTE (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “INSTITUTIONAL” ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT (AN “ACCREDITED INVESTOR”)) AND (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, THAT IT WILL NOT WITHIN [ONE YEAR— FOR NOTES ISSUED PURSUANT TO RULE 144A] [40 DAYS—FOR NOTES ISSUED IN OFFSHORE TRANSACTIONS PURSUANT TO REGULATION S] AFTER THE LATER OF THE DATE OF THE ORIGINAL ISSUANCE OF THIS NOTE, THE ORIGINAL ISSUANCE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THE COMPANY OR ANY OF ITS AFFILIATES OWNED THIS NOTE, OFFER, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (X) (I) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (II) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (III) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT IS ACQUIRING THE NOTES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE NOTES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR THE OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, AND THAT PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS NOTE), (IV) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT (IF AVAILABLE), (V) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (VI) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS) OR (VII) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (Y) IN ACCORDANCE WITH ALL APPLICABLE

SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. BY ITS ACCEPTANCE HEREOF, THE HOLDER OF THIS NOTE FURTHER AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND IN CONNECTION WITH ANY TRANSFER OF THIS NOTE PURSUANT TO SUBCLAUSES (III) TO (VI) OF CLAUSE (X) ABOVE, AND THAT, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.] AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to Section 2.06(b)(4), (c)(3), (c)(4), (d)(2), (d)(3), (e)(2), (e)(3) or (f) (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(2) Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUERS.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK)

(“DTC”), TO THE ISSUERS OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(3) OID Legend. If and if only the Notes are issued with OID, each Note certificate evidencing a Global Note or a Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form (the “OID Legend”):

“THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 THROUGH 1277 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED. A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH NOTE BY SUBMITTING A WRITTEN REQUEST FOR SUCH INFORMATION TO THE ISSUER AT THE FOLLOWING ADDRESS: ENERFLEX LTD., SUITE 904, 1331 MACLEOD TRAIL S.E., CALGARY, ALBERTA, CANADA, T2G 0K3.”

(4) Canadian Legend. Each Note certificate evidencing a Global Note or a Definitive Note whose original issuance date is the Issue Date (and all Notes issued in exchange for, or substitution, replacement or otherwise in lieu of, such a Note unless the Company determines, in its sole discretion, to not apply the Canadian Legend to such Notes) shall bear a legend in substantially the following form unless the Company determines, in its sole discretion after consulting with counsel, to not apply this legend to such Notes:1

“FOR PURPOSES OF CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 13, 2023.”

(h) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for beneficial interests in another Global Note or Definitive Notes, or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be

[1]

In its sole discretion, the Company may also apply the Canadian Legend to any Additional Notes; however, if a Canadian Legend is applied to Additional Notes, reference to February 13, 2023 will be replaced with the date that is four months and a day after the distribution date (as defined in National Instrument 45-102 – Resale of Securities) for such Additional Notes.

reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(i)	General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.15 and 9.04 hereof).

(3) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(4) Neither the Registrar nor the Company will be required:

(A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the mailing (or, if not mailed, other transmittal) of a notice of redemption of Notes under Section 3.03 hereof and ending at the close of business on the day of such mailing (or, if not mailed, other transmittal);

(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date.

(5) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(6) The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(7) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile (including by means of a PDF document).

(8) The Trustee and each Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer or exchange imposed under this Indenture or under applicable law with respect to any transfer or exchange of any interest in any Note (including any transfers between or among Participants or beneficial owners of interests in any Global Notes) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(9) Neither the Trustee nor any Agent shall have any responsibility or liability for any actions taken or not taken by the Depositary.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met. An indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge the Holder for their expenses in replacing a Note, including the fees and expenses of the Trustee, which shall include any Tax or other governmental charge imposed in relation thereto.

Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note, however, Notes held by the Company or a Subsidiary of the Company shall not be deemed to be outstanding for purposes of Section 3.07(a) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser (as defined in Section 8-303 of the Uniform Commercial Code of the State of New York).

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, by 10:00 a.m. Eastern Time on a redemption date or other maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, request, authorization, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded. Upon the request of the Trustee, the Company and any Guarantor shall provide an Officer’s Certificate to the Trustee details the amount, if any, of Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee (and no one else) will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will dispose of canceled Notes (subject to the record retention requirement of the Exchange Act and any internal record retention policies of the Trustee) in accordance with its customary procedures. Certification of the disposal of all canceled Notes will be delivered to the Company upon written request. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will send to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13 CUSIP Numbers.

The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers. The Company in issuing the Notes may use CUSIP or ISIN numbers, as applicable, (if then generally in use) and, if so, the Trustee shall use CUSIP or ISIN numbers, as applicable, in notices of redemption as a convenience to Holders; provided, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers.

Section 2.14 Additional Notes.

If any Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP and ISIN number. The Initial Notes issued on the date hereof and any Additional Notes shall be treated as a single class for all purposes under this Indenture, including directions, waivers, amendments, consents, redemptions and Change of Control Offers.

With respect to any Additional Notes, the Company shall set forth in a Board Resolution and an Officer’s Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(a) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(b) the issue price, the issue date and the CUSIP and/or ISIN number of such Additional Notes; and

(c) whether such Additional Notes shall be Restricted Global Notes, or another form of Note.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee, at least five Business Days prior to the giving of notice of redemption pursuant to Section 3.03 hereof (unless a shorter notice shall be agreed to by the Trustee in writing), an Officer’s Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur and the conditions precedent, if any, to the redemption;

(2) the redemption date;

(3) the principal amount of Notes to be redeemed; and

(4) the redemption price (if then determined and otherwise the method of determination).

Section 3.02 Selection of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, Notes will be selected for redemption by the Trustee on a pro rata basis (or, in the case of Global Notes, shall be selected for redemption by the Depositary based on the Applicable Procedures).

The Trustee will promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected will be in minimum amounts of US$2,000 or whole multiples of US$1,000 in excess thereof except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03 Notice of Redemption.

Notices of optional redemption of the Notes will be sent electronically or mailed by first class mail at least 10 days (or, in respect of a redemption made pursuant to Section 3.07(f), 15 days) but not more than 60 days before a redemption date, to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 8 or 11 hereof or if the redemption date is delayed as described in Section 3.04.

The notice will identify the Notes (including the applicable CUSIP number) to be redeemed and will state:

(1) the redemption date;

(2) the redemption price (if then determined and otherwise the method of determination);

(3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued in the name of the Holder thereof upon cancellation of the original Note;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment or the redemption is subject to conditions precedent that are not satisfied prior to the redemption date, interest on Notes or portions thereof called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) that no representation is made as to the correctness or accuracy of the CUSIP number listed in such notice or printed on the Notes; and

(9) any conditions precedent to such redemption, and if such redemption is subject to satisfaction of one or more conditions precedent, such notice may state that, at the Company discretion, the redemption date may be delayed on one or more occasions either to a date specified in a subsequent notice to holders of the Notes or until such time (which date or time may be more than 60 days after the date the notice of redemption was mailed or otherwise sent) as any or all such conditions shall be satisfied or waived, and that such redemption will not occur and such notice will be rescinded if any or all such conditions shall not have been satisfied as and when required (as determined by the Company in its sole discretion taking into account any election by the Company to delay such redemption date), unless the Company has waived any such conditions that are not satisfied, or at any time if in the good faith judgment of the Company any or all of such conditions will not be satisfied.

At the Company’s request, the Trustee will give the notice of redemption in the Company’s name and at the Company’s expense if the Officer’s Certificate delivered to the Trustee pursuant to Section 3.01 hereof directs and authorizes the Trustee to give such notice of redemption and sets forth the information to be stated in such notice of redemption as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption; Conditions Precedent to Redemption.

Once notice of redemption is given in accordance with Section 3.03 hereof, Notes called for redemption will become irrevocably due and payable on the redemption date at the redemption price, subject to the Company’s right to delay a redemption date as provided in this Section 3.04.

Notice of any optional redemption of the Notes may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of one or more Equity Offerings or other securities offerings or other financings or the completion of any transaction (or series of related transactions) that constitute a Change of Control. If an optional redemption of the Notes is subject to satisfaction of one or more conditions precedent, such notice may state that, at the Company’s discretion, the redemption date may be delayed on one or more occasions either to a date specified in a subsequent notice to Holders of the Notes or until such time (which date or time may be more than 60 days after the date the notice of redemption was mailed or otherwise sent) as any or all such conditions shall be satisfied or waived, and that such redemption will not occur and such notice will be rescinded if any or all such conditions shall not have been satisfied as and when required (as determined by the Company in its sole discretion taking into account any election by the Company to delay such redemption date), unless the Company has waived any such conditions that are not satisfied, or at any time if in the good faith judgment of the Company any or all of such conditions will not be satisfied.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) No later than 10:00 a.m. Eastern Time on the redemption or purchase date, the Company will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or accepted for purchase. If a Note is redeemed or purchased on or after an interest Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date. If any Note called for redemption or tendered for purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) At any time prior to October 15, 2024, the Company may, at its option, on any one or more occasions redeem up to 40% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under this Indenture, at a redemption price of 109.000% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, in respect thereof, to, but not including, the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the applicable redemption date), with an amount of cash not greater than the net cash proceeds of one or more Equity Offerings by the Company, provided that:

(1) at least 60% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under this Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

(2) the redemption occurs within 180 days of the date of the closing of the related Equity Offering.

(b) On and after October 15, 2024, the Company may, at its option on one or more occasions, redeem all or a part of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, in respect thereof, on the Notes to be redeemed to, but not including, the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the applicable redemption date), if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	Percentage
2024	106.750%
2025	102.250%
2026 and thereafter	100.000%

(c) At any time prior to October 15, 2024, the Company may, at its option on one or more occasions, redeem all or a part of the Notes at a redemption price equal to the sum of:

(1) 100.00% of the principal amount thereof, and

(2) the Make Whole Premium as of the applicable redemption date,

plus accrued and unpaid interest plus any Additional Amounts, if any, in respect thereof, to, but not including, the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the applicable redemption date).

(d) During each of the two successive 12-month periods commencing on the Issue Date and ending on October 12, 2024, the Company may, at its option, on one or more occasions redeem up to 10% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under this Indenture, at a redemption price of 103.00% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, in respect thereof, to, but not including, the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date);

(e) The Company may, at its option at any time, redeem the Notes in whole but not in part, at 100.0% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the applicable redemption date), and Additional Amounts, if any, in respect thereof, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of:

(1) a change in, or an amendment to, the laws (including any regulations, rulings or protocols promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein) or other Relevant Taxing Jurisdiction;

(2) any change in or amendment to, or introduction of, any official position regarding the application, administration or interpretation of such laws, regulations, rulings, protocols or treaties (including a holding, judgment or order by a court of competent jurisdiction); or

(3) any official proposal of the aforementioned changes in clauses (1) and (2) above;

which change, amendment, introduction or official proposal is announced or becomes effective on or after the Issue Date, and the Company determines, in its good faith judgment, that it cannot avoid such obligation by the use of reasonable commercial measures available to the Company, which, for greater certainty, shall not include substitution of the obligor under the Notes.

(f) In connection with any Change of Control Offer, Alternate Offer or other tender offer to purchase all of the Notes, if Holders of not less than 90.0% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in connection with such Change of Control Offer, Alternate Offer or other tender offer and the Company purchases, or any third party making such Change of Control Offer, Alternate Offer or other tender offer in lieu of the Company purchases, all of the Notes validly tendered and not validly withdrawn by such Holders, all of the Holders of the Notes will be deemed to have consented to such Change of Control Offer, Alternate Offer or other tender offer and accordingly, the Company or such third party will have the right upon not less than 15 days’ nor more than 60 days’ prior notice, given not more than 60 days following such purchase date, to redeem (with respect to the Company) or purchase (with respect to a third party) all Notes that remain outstanding following such purchase at a price equal to the highest price offered to each other Holder in such Change of Control Offer, Alternate Offer or other tender offer, plus, to the extent not included in the Change of Control Offer, Alternate Offer or other tender offer payment, accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of the Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the applicable redemption date).

(g) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08 Special Mandatory Redemption

(a) A “Special Mandatory Redemption Event” shall be deemed to have occurred if (i) the Escrow Agent shall have not received the Officer’s Certificate described in Section 13.02 on or prior to November 25, 2022 (the “SMR Outside Date”), (ii) the Company notifies the Escrow Agent and the Trustee at any time prior to the SMR Outside Date that the Merger Agreement is terminated (other than as a result of consummating the Acquisition) or (iii) the Company delivers a notice to the Escrow Agent and the Trustee at any time prior to the SMR Outside Date stating that it will no longer pursue the consummation of the Acquisition.

(b) Within three Business Days following the occurrence of a Special Mandatory Redemption Event, the Company will send electronically, or cause to be sent electronically, notice of the Special Mandatory Redemption to each Holder with a copy to the Trustee and to the Escrow Agent, stating that a Special Mandatory Redemption Event has occurred and that all of the Notes will be redeemed on the redemption date set forth in such notice (which will be no later than five Business Days and no sooner than two Business Days from the date such notice is sent electronically), in each case in accordance with the applicable provisions of this Indenture (the “Special Mandatory Redemption Date”). The notice shall state that in accordance with the applicable provisions of this Indenture, all of the outstanding Notes shall be redeemed at a redemption price equal to 100% of the initial offering price of the Notes set forth on the cover page of the Offering Memorandum, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date, automatically and without any further action by the Holders.

(c) Upon the occurrence of a Special Mandatory Redemption Event, the Escrow Agreement will provide that the Escrow Agent will release the Escrowed Property from the Escrow Account to the Trustee to fund the redemption of all of the Notes (the “Special Mandatory Redemption”) at a redemption price equal to 100% of the initial offering price of the Notes set forth on the cover page of the Offering Memorandum, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date. On the Special Mandatory Redemption Date, the Escrow Agent will pay to the Company any Escrowed Property (including investment earnings and proceeds thereon) in excess of the amount necessary to consummate the Special Mandatory Redemption of the Notes on the Special Mandatory Redemption Date.

(d) Upon the Escrow Release, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

In the event that, pursuant to Section 4.10 hereof, the Company is required to commence an Asset Sale Offer, it will follow the procedures specified below.

The Asset Sale Offer shall be made to all Holders and, at the Company’s option, all holders of Priority Debt, any Indebtedness secured by a Permitted Prior Lien and any other Parity Debt. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than three Business Days after the termination of the Offer Period (the “Purchase Date”), the Company will apply all Excess Proceeds (the “Offer Amount”) to the purchase of Notes and such Priority Debt, Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt (on a pro rata basis based on the principal amount of Notes and such other Indebtedness surrendered, if applicable, except that any Notes represented by Global Notes will be selected by the Depositary based on the Depositary’s applicable procedures) or, if less than the Offer Amount has been tendered, all Notes and other such Indebtedness tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as other principal payments are made.

If the Purchase Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

Upon the commencement of an Asset Sale Offer, the Company will send a notice to each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

(1) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof and the length of time the Asset Sale Offer will remain open;

(2) the Offer Amount, the purchase price and the expiration date of the Asset Sale Offer;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in denominations of $1,000 or an integral multiple of $1,000 in excess thereof, provided that the remaining part of any Note surrendered for purchase in part shall be $2,000 or an integral multiple of $1,000 in excess thereof;

(6) that Holders electing to have Notes purchased pursuant to any Asset Sale Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Company, a depositary, if appointed by the Company, or a paying agent at the address specified in the notice prior to the expiration of the Offer Period;

(7) that Holders will be entitled to withdraw their election if the Company, the depositary or the paying agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, electronic image scan, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes surrendered by Holders thereof exceeds the Offer Amount allocated to the purchase of Notes in the Asset Sale Offer, the Trustee will select the Notes to be purchased on a pro rata basis (except that any Notes represented by a Global Note shall be selected by the Depositary based on the Depositary’s applicable procedures) based on the principal amount of Notes surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000, or an integral multiple of $1,000 in excess thereof, will be purchased, provided that the remaining part of any Note surrendered for purchase in part shall be $2,000 or an integral multiple of $1,000 in excess thereof); and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Notes or portions thereof tendered pursuant to the Asset Sale Offer and required to be purchased pursuant to this Section 3.09 and Section 4.10, or if Notes in an aggregate principal amount less than the Offer Amount allocated to the purchase of Notes in an Asset Sale Offer have been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09. The Company, the depositary for the Asset Sale Offer or the paying agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon receipt of an Authentication Order, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Company will pay or cause to be paid the principal of, premium, if any, on, and interest on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Company or any of its Restricted Subsidiaries, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is equal to the then applicable interest rate on the Notes to the extent lawful; they will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Notwithstanding anything to the contrary contained in this Indenture, the Company may, to the extent required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal or interest payments on the Notes.

Section 4.02 Maintenance of Office or Agency.

The Company will maintain in the City and State of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee or Registrar) where Notes may be surrendered for payment, and they will maintain in the continental United States an office or agency where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of any change in the location of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with notice of a change in the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the City and State of New York for purposes of making payments on the Notes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 4.03 Reports.

(a) So long as any Notes are outstanding, the Company will provide to the Trustee and the Trustee shall deliver to the Holders, a copy of:

(1) on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company would be required to file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) such information as a reporting issuer pursuant to Canadian Securities Legislation, annual consolidated financial statements of the Company for such fiscal year (along with customary comparable results for the prior year), audited by the Company’s independent accountants and prepared in accordance with IFRS, and management’s discussion and analysis (“MD&A”) in respect of those audited annual consolidated financial statements that the Company would be required to file as a reporting issuer in Alberta under Canadian Securities Legislation;

(2) on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) the date on which the Company would be required to file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) such information as a reporting issuer pursuant to Canadian Securities Legislation, unaudited interim consolidated financial statements of the Company in respect of the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and MD&A in respect of those unaudited interim consolidated financial statements that the Company would be required to file as a reporting issuer in Alberta under Canadian Securities Legislation; and

(3) so long as the Company is a reporting issuer in any province of Canada, on or prior to the later of (A) the tenth day following an event that would give rise to a requirement for the Company to file a material change report and (B) the date on which the Company would be required to publicly file (after giving effect to any extension of time required for such filing granted by the applicable Canadian securities regulatory authorities) a material change report, in either case pursuant to Canadian Securities Legislation, such material change report.

(b) For purposes of this Section 4.03, “material change report” and “reporting issuer” have the meanings prescribed under applicable Canadian Securities Legislation.

(c) Any and all Defaults or Events of Default arising from a failure to furnish or file in a timely manner any financial information, document, information or report required by this covenant will be deemed cured (and the Company will be deemed to be in compliance with this covenant) upon furnishing or filing such financial statement, document, information or report as contemplated by this covenant (but without regard to the date on which such financial statement, document, information or report is so furnished or filed), and, if the Notes have been accelerated in accordance with the terms of this Indenture as a result of a failure to furnish or file such financial statement, document, information or report in a timely manner, upon such cure, such acceleration shall be deemed rescinded or canceled.

(d) In addition, the Company will make available to the Holders of the Notes and to prospective investors, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under Rule 144 under the Securities Act.

(e) The Company will be deemed to have provided to the Trustee the financial statements, information, documents and reports, as applicable, referred to in clauses (a)(1), (a)(2) and (a)(3) of this Section 4.03 (each a “Financial Report”) if the Company has filed such Financial Report (including as part of a larger report) with the SEC via the EDGAR filing system (or any successor filing system) or on SEDAR (or any successor filing system).

(f) The Company shall (1) participate in quarterly conference calls after the delivery of the information referred to in clause (a)(1) or (a)(2) of this Section 4.03 (which may be a single conference call together with investors and lenders holding other securities or Indebtedness of the Company and/or its Restricted Subsidiaries) to discuss operating results and related matters (provided that the Company’s regularly scheduled earnings call shall be deemed to satisfy these obligations) and (2) (A) maintain a public website on which the reports required by (a)(1) or (a)(2) of this Section 4.03 are posted along with details regarding the times and dates of conference calls required by clause (1) of this paragraph and information on how to access such conference calls or (B) file such reports electronically (i) with the SEC through EDGAR (or any successor system) or (ii) on SEDAR (or any successor filing system).

(g) At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, taken as a whole, constitutes a Significant Subsidiary of the Company, then the quarterly and annual financial information required by clause (a)(1) or (a)(2) of this Section 4.03 will include a reasonably detailed presentation (which need not be audited or reviewed by the Company’s independent accounting firm or auditors), either on the face of the financial statements or in the footnotes thereto, or in the MD&A of the financial condition and results of operations of the Company and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(h) The Financial Reports to be provided as described above may be those of (i) the Company or (ii) any direct or indirect parent of the Company, so long as, in the case of (ii), such direct or indirect parent of the Company does not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any business or operations other than its direct or indirect ownership of all of the Equity Interests in, its management of the Company and activities ancillary thereto, including corporate maintenance and regulatory compliance activities of such direct or indirect parent; provided that, if the financial information so furnished relates to such direct or indirect parent of the Company, the same is accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand. Alternatively, the obligations of the Company to deliver any Financial Report as described above will be deemed satisfied if any direct or indirect parent entity of the Company has delivered to the Trustee (including by making them publicly available on EDGAR or SEDAR) that Financial Report, that would otherwise be required to be provided in respect of the Company, with respect to such parent entity; provided, however, that such obligations will only be deemed to be satisfied to the extent that the Company (if it was a “reporting issuer” under Canadian Securities Legislation) would, by virtue of that parent entity Financial Report, be exempt from the obligation to provide its own Financial Report to the applicable securities regulatory authorities pursuant to Section 13.4 of National Instrument 51- 102 – Continuous Disclosure Obligations (“NI 51-102”) (or any similar successor provision of that instrument or any replacement therefor under Canadian Securities Legislation), and if the Company would be required to provide any Financial Report separately from the reporting of the parent pursuant to Section 13.4 of NI 51-102 (or any successor or replacement provision therefor), the Company will remain obligated to provide such Financial Report (and may not satisfy that obligation by providing such Financial Report with respect to its parent entity).

(i) It is understood that the Trustee shall have no duty or obligation whatsoever to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with this Section 4.03, to determine whether or not such financial statements, information, documents or reports have been posted on any website or online data system or filed with the SEC via the EDGAR filing system (or any successor filing system) or on the SEDAR filing system (or any successor filing system) or to participate in any conference calls. The posting or delivery of any such financial statements, information documents or reports to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive knowledge or notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate).

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year beginning with the fiscal year ending December 31, 2022, and at any time within 5 Business Days following a written request from the Trustee, an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and each Restricted Subsidiary has kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company and each Restricted Subsidiary has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or propose to take with respect thereto).

(b) So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within 10 Business Days of any Officer of the Company becoming aware of any Default or Event of Default, a written statement specifying such event, and what actions the Company intends to take in respect thereof.

Section 4.05 Taxes.

The Company will pay, and will cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws.

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Company and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company held by any Person other than the Company or any of its Restricted Subsidiaries (other than any acquisition of Equity Interests deemed to occur upon the exercise of stock options, warrants and similar instruments if such Equity Interests represent a portion of the exercise, conversion or exchange price thereof);

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, in each case prior to the scheduled maturity, scheduled repayment or scheduled sinking fund payment any Junior Debt (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, including between or among its Restricted Subsidiaries), except any payment, purchase, redemption, defeasance or other acquisition or retirement of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Event of Default will have occurred and be continuing or would occur as a consequence thereof; and

(2) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable Reference Period, the Company would have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2) through (12), inclusive, and (14) through (18), inclusive, of the next succeeding paragraph), is less than the sum, without duplication, of the following (the “Restricted Payments Builder Basket”):

(a) 50.0% of the Consolidated Net Income of the Company for the period (treated as one accounting period) from the beginning of the first fiscal quarter during which the Issue Date falls to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in case such Consolidated Net Income is a deficit, minus 100.0% of such deficit); provided that no Restricted Payment of the type described in clause (1) or (2) of the definition thereof (“Specified RPs”) shall be made in reliance on amounts accumulated under this clause (3)(a) if the Consolidated Total Net Debt Ratio as of the date of such Restricted Payment, and after giving pro forma effect thereto, is greater than 2.50 to 1.00; plus

(b) 100.0% of the aggregate net cash proceeds and the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business, in each case, since the Issue Date (i) as a contribution to its common equity capital, (ii) from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or (iii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company (other than, in each case, Equity Interests (or Disqualified Stock or debt securities) issued or sold to a Restricted Subsidiary of the Company); provided this clause (3)(b) shall not include Excluded Contributions; plus

(c) the amount equal to the aggregate net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person after the Issue Date resulting from:

(1) repurchases, repayments or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale or other disposition of any such Restricted Investment to any Person, or repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payment or other return of capital or Investment) by such Person to the Company or any Restricted Subsidiary;

(2) the (A) redesignation of one or more Unrestricted Subsidiaries of the Company as Restricted Subsidiaries, (B) merger, amalgamation or consolidation of one or more Unrestricted Subsidiaries into the Company or any of its Restricted Subsidiaries; or

(3) transfer (other than by lease) of all or substantially all of the Unrestricted Subsidiaries’ properties or assets to the Company or any of its Restricted Subsidiaries, in each case not to exceed the amount of Investments previously made by the Company or any Restricted Subsidiary of the Company in such Unrestricted Subsidiary, which amount, in each case under this clause (c), was included in the calculation of the amount of the Restricted Payments Builder Basket; provided, that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income of the Company; plus

(d) the amount of cash and Cash Equivalents and the fair market value of property or assets received by the Company or any Restricted Subsidiary in connection with (i) the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or any of its Restricted Subsidiaries) of all or a portion of the Capital Stock of an Unrestricted Subsidiary or (ii) a dividend or distribution from an Unrestricted Subsidiary to the Company or any of its Restricted Subsidiaries; provided, that no amount will be included

(A) under this clause (d) to the extent it is already included in Consolidated Net Income of the Company and (B) under subclause (i) of this clause (d) except to the extent that it offsets a prior reduction in the Restricted Payments Builder Basket resulting from the designation of the Unrestricted Subsidiary as such or a subsequent Restricted Investment in the Unrestricted Subsidiary; plus

(e) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the fair market value of any other property (other than such Capital Stock) distributed by the Company upon such conversion or exchange) plus the amount of any cash and the fair market value of any property or assets received by the Company or any of its Restricted Subsidiaries upon such conversion or exchange;

provided that, the foregoing notwithstanding, no Specified RPs shall be made in reliance on the Restricted Payments Builder Basket prior to January 1, 2024.

(b) The provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any redemption within 60 days after the date of the declaration of such dividend or other distribution or the giving of the redemption notice, as the case may be, if at the date of declaration or notice the payment would have complied with provisions of Section 4.07(a);

(2) the making of any payment on or with respect to, or the purchase, redemption, defeasance or other acquisition or retirement for value of, any Junior Debt or of any Equity Interests of the Company with substantially concurrent Excluded Contributions (with a sale being deemed substantially concurrent if such purchase, redemption, defeasance or other acquisition or retirement occurs not more than 120 days after such Excluded Contribution); provided, that the amount of any such Excluded Contributions that are utilized for any such purchase, redemption, defeasance or other acquisition or retirement will be excluded (or deducted, if included) from the calculation of the Restricted Payments Builder Basket pursuant to clause (3)(b) thereof;

(3) the making of any payment on or with respect to, or the purchase, redemption, defeasance or other acquisition or retirement of any Junior Debt with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the making of any payment or distribution on or with respect to, or the purchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary in exchange for, or out of the net cash proceeds of, a substantially concurrent sale (other than to the Company or any Subsidiary) of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be incurred pursuant to Section 4.09;

(5) the declaration and payment of any dividend or other distribution by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(6) so long as no Event of Default has occurred and is continuing, the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company owned or held by any current or former director, officer, employee or consultant (or their transferees, estates or beneficiaries) of the Company or any of its Subsidiaries pursuant to any equity subscription agreement, employment agreement, stock option agreement or plan or other equity incentive or employee benefit plan or to satisfy obligations under any Equity Interests appreciation rights or option plan or similar arrangement or upon the death, disability, retirement, resignation, severance or termination of any employee, director or consultant of the Company or any of its Restricted Subsidiaries; provided, that:

(A) that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed: (i) US$10.0 million in any calendar year, with any portion of such amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount, plus (ii) the amount of any net cash proceeds received by or contributed to the Company from the issuance and sale after the Issue Date of Equity Interests (other than Disqualified Stock) of the Company, or any direct or indirect parent of the

Company, to officers, directors, employees or consultants of the Company or any of its Subsidiaries that have not been applied to the payment of Restricted Payments pursuant to this clause (6), plus (iii) the net cash proceeds of any “key-man” life insurance policies received by the Company (or by any direct or indirect parent of the Company and contributed to the Company) that have not been applied to the payment of Restricted Payments pursuant to this clause (6); and

(B) the cancellation of Indebtedness owing to the Company from directors, officers, employees or consultants of the Company or any of its Subsidiaries in connection with any repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant and any other provisions of this Indenture;

(7) the purchase, redemption or other acquisition or retirement for value of Equity Interests (i) deemed to occur upon the exercise of stock options, warrants, incentives, convertible securities or other rights to acquire Equity Interests if such Equity Interests represent a portion of the exercise or exchange price thereof or (ii) in order to satisfy any tax withholding obligations in connection with any exercise, vesting, conversion or exchange of options, warrants, incentives or other rights to acquire Equity Interests or deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to a Person to pay for the taxes payable by such Person upon such grant or award;

(8) payments or distributions to satisfy dissenter’s or appraisal rights pursuant to applicable law, a court order or the terms of a court approved plan or scheme of arrangement or in connection with the settlement or other satisfaction of legal claims or actions made pursuant to or in connection with a consolidation, amalgamation, merger, arrangement or transfer of assets;

(9) cash payments in lieu of the issuance of fractional shares;

(10) the declaration and payment of scheduled or accrued dividends to holders of any class of or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or of Preferred Stock of the Company or any of its Restricted Subsidiaries issued on or after the Issue Date in accordance with Section 4.09;

(11) in connection with an acquisition by the Company or any of its Restricted Subsidiaries, the return of Equity Interests constituting a portion of the purchase consideration in settlement of indemnification claims;

(12) cash distributions by the Company to the holders of Equity Interests of the Company in accordance with a distribution reinvestment plan or dividend reinvestment plan to the extent such payments are applied to the purchase of Equity Interests directly from the Company;

(13) the declaration and payment of cash dividends in respect of the common stock of the Company in any calendar year not to exceed the aggregate amount equal to C$0.10 per share multiplied by the aggregate number of shares of common stock outstanding on the Issue Date (after giving pro forma effect to the Transaction and to any subsequent stock splits, reverse stock splits or similar adjustments);

(14) the purchase, redemption, defeasance or other acquisition or retirement for value of any Junior Debt, Disqualified Stock or Preferred Stock of the Company or any Guarantor (i) at a purchase price not greater than 101% of the principal amount, face amount or liquidation preference, as applicable, of such Junior Debt, Disqualified Stock or Preferred Stock in the event of a change of control in accordance with provisions similar to Section 4.15 or (ii) at a purchase price not greater than 100.0% of the principal amount, face amount or liquidation preferences, as applicable, thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Sale Offer, as applicable, as provided in such covenant with respect to the Notes and has completed or completes at or about the same time the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer;

(15) other Restricted Payments made since the Issue Date in an aggregate amount not to exceed US$50.0 million;

(16) the declaration and payment of dividends or other distributions of Equity Interests of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(17) the purchase, redemption, cancellation or other acquisition or retirement for nominal value per right of any rights granted to all holders of Capital Stock of the Company pursuant to any shareholders’ right plan; and

(18) any Restricted Payments made pursuant to or in connection with the Transactions.

(c) Subject to Section 1.04, the amount of all Restricted Payments (other than cash) will be the fair market value, on the date of the Restricted Payment (or, in the case of a dividend or other distribution or the consummation of any irrevocable redemption, on the date of declaration or the giving of the notice of redemption, as the case may be), of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(d) In the event that a Restricted Payment (or portion thereof) meets the criteria of more than one of the exceptions described in Section 4.07(b)(1) through (18) or is entitled to be made pursuant to Section 4.07(a), or is permitted pursuant to one or more clauses of the definition of “Permitted Investment,” the Company shall be entitled to classify or divide (or later classify, reclassify (based on circumstances existing at the time of such reclassification), divide or re-divide) in whole or in part in its sole discretion, such Restricted Payment or Investment (or portion thereof) in any manner that complies with this Section 4.07, including as an Investment pursuant to one or more clauses of the definition of Permitted Investment.

(e) For purposes of this Section 4.07, (i) unsecured Indebtedness of any Person will not be deemed to be subordinated in right of payment to secured Indebtedness of that Person merely because it is unsecured and (ii) Indebtedness of any Person will not be deemed to be subordinated in right of payment to Indebtedness of a Restricted Subsidiary of such Person merely because it is structurally subordinated thereto.

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

provided, that (i) the priority that any series of Preferred Stock of a Restricted Subsidiary has in receiving dividends, distributions or liquidating distributions before dividends, distributions or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this covenant and (ii) the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness incurred by the Company or any Restricted Subsidiary shall be deemed not to be a restriction on the ability to make payments with respect to such loans or advances.

(b) The restrictions in Section 4.08(a) hereof will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements as in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings of those agreements or the Indebtedness to which they relate, provided that the amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in those agreements on the Issue Date;

(2) this Indenture, the Notes, the Guarantees and the Credit Agreement;

(3) any directly or indirectly applicable law, statute, rule, regulation, order, approval, governmental license, permit, requirement or similar restriction or any guideline, interpretation, directive, request (whether or not having the force of law) from or of, or any plan, memorandum or agreement with, any regulatory authority;

(4) any instrument or agreement of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (including, without limitation, the Exterran Debt) except to the extent such instrument or agreement governs Indebtedness or Capital Stock incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including Subsidiaries of such Person), so acquired, provided that, in the case of Indebtedness, such Indebtedness was otherwise permitted by the terms of this Indenture to be incurred; provided that for purposes of this clause, if a Person other than the Company is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(5) customary non-assignment provisions or provisions restricting subletting or sublicensing in equipment or other licenses, easements, leases or similar instruments, in each case entered into in the ordinary course of business;

(6) Finance Lease Obligations, mortgage financings or purchase money obligations, in each case for property or assets acquired in the ordinary course of business that impose restrictions on that property or those assets of the nature described in Section 4.08(a)(3);

(7) any agreement for the sale or other disposition of a Restricted Subsidiary of the Company that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements, which limitations are applicable only to the assets or property that is the subject of such agreements;

(11) any agreement or instrument relating to any property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisitions;

(12) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13) with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was incurred if either (a) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (b) the Company determines that any such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Company, whose determination shall be conclusive;

(14) Hedging Contracts; and

(15) any other agreement governing Indebtedness of the Company or any Guarantor that is permitted to be incurred under Section 4.09; provided, however, that the encumbrances and restrictions therein are not materially more restrictive, taken as a whole, than those contained in this Indenture, the Notes and the Guarantees or the Credit Agreement as in effect on the Issue Date, whichever is more restrictive, as determined in good faith by the Company.

Section 4.09 Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt); the Company will not issue any Disqualified Stock; and the Company will not permit any of its Restricted Subsidiaries to issue any other Preferred Stock; provided, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s applicable Reference Period immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such Preferred Stock is issued, as the case may be, would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the Preferred Stock had been issued, as the case may be, at the beginning of such Reference Period.

(b) Section 4.09(a) will not prohibit the incurrence of any of the following items of Indebtedness or issuances of Disqualified Stock or Preferred Stock, as applicable (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Guarantor of Indebtedness constituting Priority Debt, Parity Debt or unsecured Indebtedness under one or more Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) in an aggregate principal amount not in excess of the greater of (i) US$850.0 million and (ii) 32.5% of the Consolidated Net Tangible Assets determined as of the date of such incurrence;

(2) the incurrence by the Company or its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and any Guarantor of Indebtedness (a) consisting of the Notes issued on the Issue Date and the related Guarantees and (b) additional Parity Debt, so long as, after giving pro forma effect to such incurrence of such additional Parity Debt, the Consolidated Net Secured Debt Ratio is no greater than 2.75 to 1.00;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Finance Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development, repair or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries (together with improvements, additions, accessions and contractual rights relating primarily thereto), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to Refinance any Indebtedness (or accreted value, as applicable) incurred pursuant to this clause (4), not to exceed at any time outstanding 5.0% of the Consolidated Net Tangible Assets, in each case, determined as of the date of such incurrence and after giving effect to the use of proceeds thereof;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to, Refinance Indebtedness (or accreted value, as applicable) of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), in each case, that was permitted by this Indenture to be incurred under the first paragraph of this covenant or clause (2) (other than Indebtedness Refinanced in connection with the Refinancing Transactions), (3), (5) (7) or (15) (other than Indebtedness Refinanced in connection with the Refinancing Transactions) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, that:

(a) if a Guarantor or the Company is the obligor on such Indebtedness and neither the Company nor another Guarantor is the obligee, such Indebtedness must be subordinated to the prior payment in full in cash of all Obligations with respect to the Guarantee of such Guarantor or the Notes, as the case may be, except, in any case, in respect of intercompany Indebtedness incurred in the ordinary course of business in connection with the cash management operations of the Company and its Restricted Subsidiaries; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company, in each case, will be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of obligations under Hedging Contracts;

(8) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this Section 4.09; provided, that if the Indebtedness being guaranteed is Subordinated Debt, then the Guarantee must be subordinated in right of payment to the same extent as the Indebtedness guaranteed (or, at the Company’s election, to a greater extent);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of (a) workers’ compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations or completion, bid, performance, surety, customs, appeals and advance payment bonds, standby letters of credit or surety and similar obligations issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any of its Restricted Subsidiaries or in connection with judgments that do not result in a Default or an Event of Default, including guarantees or obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed) and (b) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(10) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of any Preferred Stock; provided, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such Preferred Stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

in each case, shall be deemed to constitute an issuance, sale or other transfer (as of the date of such issuance, sale or other transfer) of such Preferred Stock by such Restricted Subsidiary that was not permitted by this Section 4.09(b)(10);

(11) the incurrence by the Company or any of its Restricted Subsidiaries of (i) Indebtedness representing deferred compensation to directors, officers, members of management or employees of the Company or any of its Restricted Subsidiaries and incurred in the ordinary course of business and (ii) Indebtedness consisting of promissory notes issued by the Company or any of its Restricted Subsidiaries to any current or former employee, director or consultant of the Company (or any direct or indirect parent of the Company) or any of its Restricted Subsidiaries (or permitted transferees, assigns, spouses or former spouses, estates or heirs of such employee, director or consultant), to finance the purchase or redemption of Equity Interests of the Company (or any direct or indirect parent of the Company) that is permitted by Section 4.07;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(13) the incurrence by the Company or any of its Restricted Subsidiaries of any obligation, or guarantee of any obligation, to reimburse or indemnify a Person extending credit to customers of the Company or any of its Restricted Subsidiaries incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Persons extending such credit;

(14) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to a customer to finance the acquisition of any equipment necessary for the Company or such Restricted Subsidiary to perform services for such customer in the ordinary course of business;

(15) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;

(16) the incurrence of Indebtedness consisting of obligations for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with any Investment or any acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(17) Permitted Business Investments consisting of Non-Recourse Debt made to one or more Project Subsidiaries; and

(18) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in aggregate principal amount (or accreted value, as applicable) at any time then outstanding, including any Permitted Refinancing Indebtedness incurred to Refinance any Indebtedness (or accreted value, as applicable) incurred pursuant to this clause (18), not in excess of the greater of (i) US$75.0 million and (ii) 3.0% of the Consolidated Net Tangible Assets determined as of the date of such incurrence after giving effect to the use of proceeds thereof.

For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness (including Acquired Debt), Disqualified Stock or other Preferred Stock meets the criteria of more than one of the categories of Permitted Debt described in Section 4.09(b)(1) through (18) above, or is entitled to be incurred or issued pursuant to Section 4.09(a), the Company will be permitted to classify (or later classify or reclassify (based on circumstances existing at the time of such reclassification) in whole or in part in its sole discretion) such item in any manner that complies with this covenant. Notwithstanding the foregoing, any loans and letters of credit under the Credit Agreement shall be considered incurred under Section 4.09(b)(1) and may not later be classified or reclassified as incurred pursuant to Section 4.09(a).

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness other than Priority Debt in the form of additional Indebtedness with the same terms, and the accrual, accumulation or payment of dividends on Disqualified Stock or other Preferred Stock in the form of additional shares or units of the same class of Disqualified Stock or other Preferred Stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or other Preferred Stock for purposes of this Section 4.09. For purposes of this Section 4.09, (i) unsecured Indebtedness of any Person will not be deemed to be subordinated in right of payment to secured Indebtedness of that Person merely because it is unsecured and (ii) Indebtedness of any Person will not be deemed to be subordinated in right of payment to Indebtedness of a Restricted Subsidiary of such Person merely because it is structurally subordinated thereto. Further, the accounting reclassification of any obligation of the Company or any of its Restricted Subsidiaries as Indebtedness will not be deemed an incurrence of Indebtedness for purposes of this Section 4.09.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10 Asset Sales.

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale unless:

(1) the Company (or a Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by the Company and its Restricted Subsidiaries in the Asset Sale and all other Asset Sales on a cumulative basis since the Issue Date is in the form of cash, Cash Equivalents, Additional Assets or any combination thereof (collectively, “Cash Consideration”). For purposes of this provision, each of the following will be deemed to be Cash Consideration:

(a) any liabilities (as shown on the Company’s or any Restricted Subsidiary’s most recent balance sheet or in the notes thereto or, if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Company’s or a Restricted Subsidiary’s consolidated balance sheet or in the notes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Company) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the Notes or any Guarantor’s Guarantee of the Notes) that are (i) assumed by the transferee of any such assets (or a third party in connection with such transfer) or (ii) otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to the Company or a Restricted Subsidiary);

(b) any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are, within 180 days after the consummation of such Asset Sale, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c), not to exceed an amount equal to the greater of (i) US$75.0 million or (ii) 3.0% of the Consolidated Net Tangible Assets (determined at the time of receipt of such Designated Non-Cash Consideration), with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (such period the “Asset Sale Proceeds Application Period”), the Company or any of its Restricted Subsidiaries may apply an amount equal to those Net Proceeds at its option to any combination of the following:

(1) to repay, redeem, purchase, defease or otherwise acquire, retire or terminate:

(a) Priority Debt and other outstanding Priority Obligations or any Indebtedness secured by a Permitted Prior Lien; or

(b) to permanently repay, redeem or repurchase Parity Debt, other than Indebtedness owed to the Company or any Restricted Subsidiary; provided that if the Company shall so repay or reduce any such Parity Debt, the Company shall equally and ratably repay (or offer to repay) the Notes as provided either, at the Company’s option, under Article 3, through open-market purchases at par or by making an offer in accordance with the procedures set forth below for an Asset Sale Offer to all Holders to purchase their Notes;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, one or more other Persons primarily engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Stock, such Person becomes (or the relevant assets are acquired by) a Restricted Subsidiary of the Company;

(3) to acquire Additional Assets; or

(4) to make Capital Expenditures in respect of any Permitted Business of the Company or any of its Restricted Subsidiaries.

The requirement of clauses (2) through (4) of the preceding paragraph of this Section 4.10 shall be deemed to be satisfied if a bona fide binding contract committing to make the investment, acquisition or expenditure referred to therein is entered into by the Company or any Restricted Subsidiary, as the case may be, with a Person other than an Affiliate of the Company within the time period specified in the preceding paragraph and such Net Proceeds are subsequently applied in accordance with such contract within six months following the date such agreement is entered into.

Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may invest the Net Proceeds in any manner that is not prohibited by this Indenture. To the extent the amount applied as provided in the second paragraph of this Section 4.10 is less than the amount of the Net Proceeds, the amount that is not so applied will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds US$35.0 million, within 30 days thereafter the Company will make an offer (an “Asset Sale Offer”) to all Holders of Notes and, at its option, all holders of Priority Debt, any Indebtedness secured by a Permitted Prior Lien and any other Parity Debt (subject to proration in the event of over subscription) the maximum principal amount of Notes and such Priority Debt or any Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith including any Additional Amounts) that may be purchased or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100.0% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of settlement, subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the date of settlement, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company or any of its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and such other Priority Debt, any

Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt tendered into (or to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Excess Proceeds will be allocated among the Notes and any such Priority Debt, other Priority Obligations, any Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt to be purchased, prepaid or redeemed on a pro rata basis. The Company may satisfy the foregoing obligation with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to the amount of all or part of the available Net Proceeds prior to the expiration of the Asset Sale Proceeds Application Period with respect to the amount of all or a part of the available Net Proceeds in advance of being required to do so by this Indenture. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing clauses (1) – (4) of the second paragraph of this Section 4.10, to the extent that repatriating any or all of the Cash Consideration from any Asset Sale by a Foreign Subsidiary (x) would result in material adverse tax consequences to the Company or any of its Subsidiaries or (y) is prohibited or delayed by applicable local law from being repatriated to the United States or Canada (in the case of the foregoing clauses (x) and (y), as reasonably determined by the Company in good faith which determination shall be conclusive), the portion of such Cash Consideration so affected will not be required to be applied in compliance with clauses (1) – (4) of the second paragraph of this Section 4.10, and such amounts may be retained by the applicable Foreign Subsidiary; provided that, in the case of this clause (y), the Company shall take commercially reasonable efforts to cause the applicable Foreign Subsidiary to take all actions reasonably required by the applicable local law, applicable organizational impediments or other impediment to permit such repatriation, and, if such repatriation of any of such affected Cash Consideration can be achieved such repatriation will be promptly effected and such repatriated Cash Consideration will be applied (whether or not repatriation actually occurs) in compliance with clauses (1) – (4) of the second paragraph of this Section 4.10. The time periods set forth in this Section 4.10 with respect to an Asset Sale by a Foreign Subsidiary shall not start until such time as the Cash Consideration may be repatriated whether or not such repatriation actually occurs.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with Section 3.09 or this Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.09 or this Section 4.10 by virtue of such compliance.

Section 4.11 Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of US$20.0 million, unless:

(1) the Affiliate Transaction is on terms (taken as a whole) that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a Person other than an Affiliate of the Company on an arm’s-length basis or, if in the good faith judgment of the Board of Directors no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or such Restricted Subsidiary from a financial point of view; and

(2) the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of US$50.0 million, an Officer’s Certificate certifying that such Affiliate Transaction or series of Affiliate Transactions complies with this Section 4.11 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company.

(b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a) hereof:

(1) any employment agreement, customary benefit program or arrangement, equity award, equity option or equity appreciation agreement or plan with or for the benefit of officers, directors or employees of the Company or any of its Restricted Subsidiaries, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among any of the Company and its Restricted Subsidiaries, including between or among its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns (directly or indirectly) an Equity Interest in such Person;

(4) transactions between the Company or any Restricted Subsidiary of the Company and any Person, a director of which is also a director of the Company and such director is the sole cause for such Person to be deemed an Affiliate of the Company or such Restricted Subsidiary; provided that such director shall abstain from voting as a director of the Company on any matter involving such other Person;

(5) customary compensation, indemnification and other benefits made available to officers, directors, employees or consultants of the Company or a Subsidiary or Affiliate of the Company, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(6) issuances or sales of Equity Interests (other than Disqualified Stock) to, or receipt of capital contributions from, Affiliates of the Company and the granting of registration and other customary rights in connection therewith;

(7) Restricted Payments that are permitted by the provisions of Section 4.07 and Permitted Investments;

(8) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business that, in the good faith judgment of the executive officers of the Company, are fair to the Company and its Restricted Subsidiaries, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated Person;

(9) any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing in the United States or Canada stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of Section 4.11(a)(1);

(10) loans, advances or guarantees provided to or reimbursement of expenses incurred by employees, officers, directors, consultants or independent contracts for bona fide business purposes or in the ordinary course of business and permitted under clause (11) of the definition of Permitted Investments;

(11) (i) guarantees by the Company or any of its Restricted Subsidiaries of performance of obligations of the Company’s Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness and (ii) pledges by the Company or any of its Restricted Subsidiaries of (or any guarantee by the Company or any of its Restricted Subsidiaries limited in recourse solely to) Equity Interests in the Company’s Unrestricted Subsidiaries for the benefit of lenders or other creditors of such Unrestricted Subsidiaries;

(12) pledges and granting of Liens by the Company or any Restricted Subsidiary of, and Guarantees by the Company or any Restricted Subsidiary limited in recourse solely to, Capital Stock in Unrestricted Subsidiaries and Joint Ventures solely for the purposes of securing Non-Recourse Debt, and incurrences of liabilities with respect to Customary Recourse Exceptions;

(13) any Affiliate Transaction with a Person in its capacity as a holder of Indebtedness or Equity Interests of the Company or any Restricted Subsidiary if such Person is treated no more favorably than the other similarly situated holders of Indebtedness or Equity Interests of the Company or such Restricted Subsidiary; and

(14) entry into, and transactions effected in accordance with the terms of, the agreements described in this offering memorandum or that are described in filings under the Company’s profile on SEDAR or made by Exterran on EDGAR that are incorporated by reference in this offering memorandum, in each case as such agreements are in effect on the Issue Date, and any amendment, renewal, extension or replacement of any of such agreements if any such amendment, renewal, extension or replacement agreement is not materially less advantageous to the Company, taken as a whole, than the agreement so amended, renewed, extended or replaced

Section 4.12 Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause to exist or become effective any Lien of any kind (other than Permitted Liens) securing Obligations under any Indebtedness or related guarantee of Indebtedness upon any of their property or assets, or any income or profits therefrom, or assign or convey any right to receive income therefrom now owned or hereafter acquired. For purposes of determining compliance with this Section 4.12, (a) a Lien need not be incurred solely by reference to one category of Permitted Liens described in the definition thereof but is permitted to be incurred in part under any combination thereof and of any other available exemption and (b) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens, the Company will, in its sole discretion, be entitled to divide, classify or reclassify (based on circumstances existing at the time of such reclassification), in whole or in part, any such Lien (or any portion thereof) among one or more of such categories or clauses in any manner.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Anti-Layering.

The Company will not, and will not permit any Guarantor to, incur any additional Indebtedness (including Permitted Debt) that is (a) subordinate in right of payment to any other Indebtedness of the Company or any Guarantor unless such additional Indebtedness is also subordinate in right of payment to the Notes and Guarantees or (b) junior in right to any Priority Obligations but senior in right to any Parity Obligations, in each case, with respect to the application of proceeds of Collateral upon the exercise of any rights or remedies.

Section 4.14 Company Existence.

Subject to Article 5 and Section 10.04 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries;

provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.15 Offer to Repurchase Upon Change of Control.

(a) Upon the occurrence of a Change of Control Triggering Event, unless the Company has previously or concurrently electronically delivered or mailed a redemption notice with respect to all the outstanding Notes pursuant to Article 3, the Company will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of repurchase, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date on or prior to such repurchase (any payment thereof a “Change of Control Payment”). Within 60 days following any Change of Control Triggering Event, unless the Company has previously or concurrently exercised its right to redeem all of the Notes pursuant to Article 3 or another exception described below applies, the Company will send notice of such Change of Control Offer electronically or by first-class mail, postage prepaid, with a copy to the Trustee, to each Holder at such Holder’s registered address or otherwise in accordance with the procedures of DTC, with the following information:

(1) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 20 Business Days nor later than 60 days from the date such notice is mailed or otherwise delivered (the “Change of Control Payment Date”), subject to extension (in the case where such notice is mailed or otherwise delivered prior to the occurrence of the Change of Control) in the event that the occurrence of the Change of Control is delayed;

(3) any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed to the Paying Agent at the address specified in the notice or otherwise in accordance with DTC procedures, prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered; provided that the unpurchased portion of the Notes must be equal to at least US$2,000 or any integral multiple of US$1,000 in excess of US$2,000;

(7) if such notice is delivered prior to the occurrence of a Change of Control Triggering Event, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control Triggering Event and describing each such condition; and

(8) the other instructions, as determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes repurchased.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.15, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.15 by virtue of such compliance.

(b) On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in denominations of $1,000 and integral multiples of $1,000 in excess thereof) properly tendered and not withdrawn pursuant to the Change of Control Offer, provided that if, following the repurchase of a portion of a Note, the remaining principal amount thereof would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000.

(2) deposit with the depositary, if any, appointed by the Company for such Change of Control Offer or a paying agent, as the case may be, an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee for cancellation the Notes properly accepted for payment together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes accepted for payment and being purchased by the Company.

On the Change of Control Payment Date, the Company, the depositary, if any, appointed by the Company for such Change of Control Offer or a paying agent, as the case may be, will mail or remit to each Holder of Notes properly tendered and not withdrawn and accepted by the Company for payment the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment in accordance with the applicable procedures of the Depositary), and the Trustee will authenticate and mail or deliver (including by book-entry transfer) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes accepted for payment, if any; provided, however, that each new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

(c) Notwithstanding anything to the contrary in this Section 4.15, the Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party (including a Subsidiary of the Company) makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Section 4.15 applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, (2) in connection with or in contemplation of any Change of Control Triggering Event , the Company has made an offer to purchase (an “Alternate Offer”) any and all outstanding Notes properly tendered and not withdrawn at a cash price equal to or higher than the Change of Control Payment and has purchased all outstanding Notes properly tendered in accordance with the terms of such Alternate Offer or (3) the Company has previously or concurrently exercised their right to redeem all of the Notes as provided in Article 3. Notwithstanding anything to the contrary contained herein, a Change of Control Offer or Alternate Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer or Alternate Offer.

Interest on Notes (or portions thereof) properly tendered and not withdrawn pursuant to a Change of Control Offer or Alternate Offer will cease to accrue on and after the applicable Change of Control Payment Date (or payment date for the Alternate Offer) unless the Company shall default in the payment of the Change of Control Payment (or, in the case of an Alternate Offer, the purchase price) of the Notes.

Section 4.16 Capital Expenditures.

On and after January 1, 2023, the Company shall not, and shall not permit any Restricted Subsidiary, to make any Capital Expenditure (excluding acquisitions of all of the Capital Stock or substantially all of the assets of a Person (other than a Subsidiary) engaged in a Permitted Business), in any calendar year in excess of (i) US$200.0 million, in the case of calendar year 2023, or (ii) US$250.0 million, in the case of any subsequent calendar year in which any Notes are outstanding. The foregoing notwithstanding, the Company and the Restricted Subsidiaries are not restricted from making Capital Expenditures for the purposes of complying with health, safety and environmental requirements (including asset retirement obligations), made in connection with any emergency, or otherwise required to be made pursuant to applicable law, in each case as determined in good faith by the Company.

Section 4.17 Additional Guarantees.

If, from and after the Escrow Release Date, the Company or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary and in either case such Restricted Subsidiary guarantees or otherwise becomes a borrower with respect to any Indebtedness under the Credit Agreement, then that Restricted Subsidiary will become a Guarantor by executing a supplemental indenture in substantially the form set forth in this Indenture and delivering it to the Trustee as soon as reasonably practicable, but in any event, within 30 days of the date on which it guaranteed or otherwise became a borrower with respect to such Indebtedness, it being understood that all subsidiaries of the Company in existence on the Escrow Release Date (including all Exterran Entities) will not be subject to this Section 4.17. Notwithstanding the preceding, any Guarantee of a Restricted Subsidiary of the Company that was incurred pursuant to this Section 4.17 will be released in the circumstances described under Section 10.04.

Each Person that becomes a Guarantor after the Escrow Release Date pursuant to this Section 4.17 shall, within the time periods specified in Article 12 (and subject to Section 10.05) also become a party to the applicable Security Documents and shall execute and deliver such security instruments, financing statements, mortgages, deeds of trust, control agreements and other required agreements in scope and form as may be necessary to vest in the Collateral Agent a perfected security interest (subject in priority only to Permitted Prior Liens and, pursuant to the Collateral Agent Agreement, Liens securing Priority Obligations) in properties and assets that constitute Collateral, as security for such Guarantor’s Guarantee and as may be necessary to have such property or asset added to the Collateral as required under the Security Documents and this Indenture, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

Section 4.18 Designation of Restricted and Unrestricted Subsidiaries.

The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if (a) no Default or Event of Default shall have occurred and be continuing immediately prior to such designation or would occur as a result thereof and (b) such Subsidiary (i) does not own any Equity Interests or Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness to be repaid or Guarantees to be released concurrently with such designation), (ii) is not liable (as a guarantor or otherwise) with respect to any Indebtedness in connection with which the holder of such Indebtedness has recourse to any of the assets of the Company or any Restricted Subsidiary, other than (A) Indebtedness to be repaid or Guarantees to be released concurrently with such designation, (B) liability arising out of pledges of Equity Interests in such Unrestricted Subsidiary and (C) Customary Recourse Exceptions and Non-Recourse Debt and (iii) does not hold any Liens on any property of the Company or ay Restricted Subsidiary thereof. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated as an Unrestricted Subsidiary will be deemed to be either (x) an Investment made as of the time of the designation that will reduce the Restricted Payments Builder Basket or (y) Permitted Investments, as determined by the Company. That designation will only be permitted if (i) the Subsidiary so designated has total consolidated assets of US$1,000 or less or the Investment would be permitted at that time and (ii) if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary of the Company to be a Restricted Subsidiary, provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) the incurrence of such Indebtedness is permitted under Section 4.09, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable Reference Period, (2) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 4.12 and (3) no Event of Default would be in existence following such designation.

Section 4.19 Covenant Termination.

(a) If on any date following the Issue Date (i) the rating assigned to the Notes by at least two of the Rating Agencies is an Investment Grade Rating and (ii) no Default or Event of Default has occurred and is continuing under this Indenture, the Company and its Restricted Subsidiaries will no longer be subject to, and will be permanently released from their obligations under, the provisions of Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.16 and Section 5.01(a)(4) of this Indenture and no failure by the Company or any Restricted Subsidiary to comply with any of the provisions of such sections shall constitute a Default or Event of Default under this Indenture.

(b) After the covenants set forth in Section 4.19(a) have been terminated, the Company’s Board of Directors may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to Section 4.18.

(c) The Company shall promptly deliver an Officer’s Certificate to the Trustee certifying as to the termination of the Sections of this Indenture referred to in Section 4.19(a). The Trustee shall not have any obligation to monitor the ratings of the Notes, the occurrence or date of any such termination and may rely conclusively on such Officer’s Certificate. The Trustee shall not have any obligation to notify the Holders of the occurrence or date of any such termination, but may provide a copy of such Officer’s Certificate to any Holder upon request.

Section 4.20 Additional Amounts

(a) All payments made by or on behalf of the Company under or with respect to the Notes, or by or on behalf of any Guarantor pursuant to the Guarantees, will be made without withholding or deduction for, or on account of, any Taxes imposed or levied by or on behalf of any taxing authority in any jurisdiction in which the Company or any Guarantor is then incorporated, organized, engaged in business or resident for tax purposes, or any political subdivision or governmental authority thereof or therein having power to tax or any jurisdiction from or through which payment is made by the Company or any Guarantor (the “Relevant Taxing Jurisdiction”), unless required by law or the interpretation or administration thereof. If the Company or a Guarantor is obligated to withhold or deduct any amount on account of such Taxes from any payment made under or with respect to the Notes, the Company or such Guarantor, as applicable, will:

(1) make such withholding or deduction;

(2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(3) subject to the limitations below, pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each Holder or beneficial owner of Notes, after such withholding or deduction (including any such withholding or deduction on such Additional Amounts) will not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted;

(4) furnish to the Trustee for the benefit of the Holders and beneficial owners of Notes, within 60 days after the date of the payment or remittance of any Taxes is due pursuant to applicable law, certified copies of an official receipt of the relevant government authorities for all amounts deducted or withheld pursuant to applicable law, other documentation evidencing the payment by the Company or such Guarantor, as applicable, of those Taxes; and

(5) at least 15 days prior to each date on which any Additional Amounts are payable (or promptly if the obligation to pay Additional Amounts arises after the 15th day prior to that payment date), deliver to the Trustee an Officer’s Certificate (which shall be conclusive absent manifest error) setting forth the calculation of the Additional Amounts to be paid and such other information as the Trustee may request to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

Notwithstanding the foregoing, no Additional Amounts will be paid with respect to or in respect of a payment:

(1) for Taxes imposed by reason of any Holder or beneficial owner of the Notes not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Company or such Guarantor at the time of making such payment;

(2) for or on account of Taxes imposed on a payment under or with respect to a Note or Guarantee all or a portion of which is deemed under subsection 214(16) of the Income Tax Act (Canada) to be a dividend;

(3) to the extent that any Taxes giving rise to the Additional Amounts are assessed or imposed by reason of the Holder or beneficial owner being a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) of the Company or not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” of the Company;

(4) for or on account of Taxes assessed or imposed by reason of the legal nature of the Holder or beneficial owner disentitling such Holder or beneficial owner to the benefit of an applicable treaty or convention if, and to the extent that, the application of such treaty or convention would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would otherwise have been payable to a Holder or beneficial owner;

(5) for or on account of Taxes assessed or imposed by reason of the Holder or the beneficial owner of the Notes (or a fiduciary, settlor, beneficiary, partner of, member or shareholder of, or possessor of a power over, the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, trust, nominee, partnership, limited liability company or corporation) being a resident, domiciliary or national of, incorporated in, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with the Relevant Taxing Jurisdiction otherwise than by the mere acquisition, holding or disposition of the Notes or the receipt of payments or enforcement rights thereunder;

(6) for or on account of any Taxes assessed, imposed or deducted or withheld by reason of the failure of the Holder or beneficial owner of the Note to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law (including any applicable tax treaty), regulation or by reason of the interpretation or administration of such law by the relevant Governmental Authority, and the Holder or beneficial owner is legally eligible to do so, as a pre-condition to exemption from, or reduction in the rate of withholding or deduction of such Taxes;

(7) for or on account of any Tax assessed, imposed or deducted or withheld as a result of the presentation of any Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder or beneficial owner (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period);

(8) for or on account of any estate, inheritance, gift, sales, value added, transfer, use, capital gains, excise Tax, personal property or similar Tax, assessment or other governmental charge;

(9) for or on account of any Tax, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments under or with respect to the Notes (other than Taxes payable pursuant to Regulation 803 of the Income Tax Act (Canada), or any similar successor provision or equivalent provision of any provincial or territorial law);

(10) for or on account of any Tax imposed or assessed with respect to any payment on a Note to any Holder who is a fiduciary, partnership or other entity other than the sole beneficial owner of that payment to the extent that such Tax would not have been imposed had the Holder of the Notes been the beneficiary or settler with respect to the fiduciary, a member of that partnership or sole beneficial owner of the payment;

(11) for or on account of any Tax, duty, assessment or other governmental charge imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, as of the Issue Date (and any amended or successor version that is substantively comparable), any current or future regulations or official interpretations thereof, any similar law or regulation adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code; or

(12) any combination of the exceptions listed in clauses (1) through (11) immediately above.

(b) Any reference in this Indenture to the payment of principal, premium, if any, interest, purchase price, redemption price or any other amount payable under or with respect to any Note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. The Company’s and the Guarantors’ obligation to make payments of Additional Amounts will survive any termination of this Indenture or the defeasance of any rights thereunder, any transfer by a Holder of its Notes (subject to the exclusions described in clauses (1) through (12) of Section 4.20(a)), and will apply, mutatis mutandis, to any jurisdiction in which any successor

Person to the Company or any Guarantor is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes, or any jurisdiction from or through which payment is made by or on behalf of such successor Person (including, without limitation, the jurisdiction of the Paying Agent).

(c) The Trustee shall have no duty whatsoever to determine whether any Additional Amounts are payable or the amount thereof.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Amalgamation, Consolidation or Sale of Assets.

(a) Except for the Acquisition (which is explicitly permitted), the Company may not: (i) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the survivor); or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

(1) either: (i) the Company is the surviving or continuing Person; or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person (such Person, the “Successor Company”) organized or existing under the laws of Canada or any province or territory thereof, the United States, any state thereof or the District of Columbia;

(2) the Successor Company expressly assumes all the obligations of the Company, as applicable, under the Notes, this Indenture and the other Note Documents, as applicable, pursuant to a supplemental indenture or agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving effect to such transaction and any related financing transaction on a pro forma basis as if the same had occurred at the beginning of the applicable Reference Period, either

(a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, would be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a); or

(b) the Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, would be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately before such transactions;

(5) if the Company is not the Successor Company, each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to the Successor Company’s Obligations under this Indenture and the other Note Documents shall continue to be in effect and such Guarantor shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Guarantor;

(6) the transactions will not result in the Company or the Successor Company being required to make any deduction or withholding on account of taxes as described in Section 4.20 that the Company would not have been required to make had such transactions or series of transactions not occurred;

(7) to the extent any assets or property of the Successor Company, or the Person that is merged, amalgamated or consolidated with or into the Successor Company, are property or assets of the type that would constitute Collateral under the Security Documents, the Successor Company will take such action as may be reasonably necessary or required to cause such property and assets to be made subject to a Lien securing the Notes pursuant to this Indenture and the Security Documents in the manner and to the extent required by this Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected, preserved and protected to the extent required by this Indenture and the Security Documents;

(8) the Collateral owned by or sold, assigned, conveyed, leased, transferred or otherwise disposed of to the Successor Company shall (a) continue to constitute Collateral under this Indenture and the Security Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the holders of the Notes and (c) not be subject to any Lien other than Permitted Liens and other Liens permitted under Section 4.12;

(9) the Successor Company shall become a party to the Note Documents by joinder or supplement; and

(10) the Company or the Successor Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (insofar as the conditions for compliance relate to legal matters), each stating that such consolidation, amalgamation merger or disposition, as applicable and such supplemental indenture (if any) comply with conditions precedent therefor in this Indenture.

(b) The restrictions described in Section 5.01(a)(3) and (4) will not apply to (i) any consolidation, amalgamation or merger of the Company with or into one of the Guarantors for any purpose or (ii) any sale, assignment, transfer, lease, conveyance or other disposition of properties or assets of a Restricted Subsidiary of the Company to the Company or to a Guarantor.

(c) Notwithstanding Section 5.01(a), the Company may reorganize as any other form of entity provided that:

(1) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of Canada or any province or territory thereof, the United States, any state thereof or the District of Columbia;

(2) the entity so formed by or resulting from such reorganization expressly unconditionally assumes all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture or agreements reasonably satisfactory to the Trustee; and

(3) immediately after such reorganization no Default or Event of Default exists; and

(d) In addition, subject to Section 10.04, the Company will not permit any Guarantor to, directly or indirectly, (i) amalgamate, consolidate or merge with or into another Person (whether or not such Guarantor is the surviving or continuing Person), or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person (other than the Company or another Guarantor), unless:

(1) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists;

(2) in the case of any such amalgamation, consolidation or merger, either:

(A) such Guarantor is the surviving entity; or

(B) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Guarantor) (the “Successor Guarantor”) unconditionally assumes all the obligations of that Guarantor under its Guarantee and this Indenture pursuant to a supplemental indenture substantially in the form specified in this Indenture;

(3) the Successor Guarantor (if other than such Guarantor), unconditionally assumes all the obligations of such Guarantor under this Indenture, its Guarantee and the Notes, in each case, pursuant to a supplemental indenture substantially in the form specified in this Indenture and becomes party to the Collateral Agent Agreement pursuant to a Collateral Agent Agreement Joinder;

(4) immediately after giving effect to such transaction or series of transactions, such Successor Guarantor would not be an Excluded Subsidiary; and

(5) such Subsidiary Guarantor has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or disposition and such supplemental indenture (if any) comply with this Indenture.

Section 5.02 Successor Substituted.

Upon compliance with the requirements of Section 5.01 with respect to any consolidation, amalgamation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of the Company or a Guarantor in accordance with Section 5.01 in which the Company or such Guarantor, as the case may be, is not the surviving or continuing entity, the Successor Company or Successor Guarantor, as applicable, shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, under this Indenture with the same effect as if such surviving Person had been named as the Company or such Guarantor, as the case may be, in this Indenture, and thereafter (except in the case of a lease of all or substantially all of the Company’s or such Guarantor’s properties or assets, as the case may be, or in the event the Company or such Guarantor survives any such consolidation, amalgamation or merger as a Subsidiary of the Successor Company or Successor Guarantor, as applicable, the Company or such Guarantor, as the case may be, will be released from all of its obligations and covenants under this Indenture, the Notes and its Guarantee, as the case may be.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in the payment when due of the principal of, or premium, if any, on, the Notes, whether at Stated Maturity or upon redemption (whether optional or mandatory);

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under Section 3.08, 4.15 or 5.01;

(4) failure by the Company to comply with Section 4.03 and such failure continues for a period of 180 days after written notice specifying the default has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(5) failure by the Company to comply with any of its other agreements in this Indenture (other than the agreements a default in whose performance would constitute an Event of Default under clause (1), (2), (3) or (4) above) and such failure continues for a period of 60 days after notice specifying that the default has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries, or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than any Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists, or is created after the Issue Date (excluding any default or event of default arising as a result of a breach of or default under the Enerflex NPA that results from the Transactions or any component thereof), if that default:

(A) is caused by a failure to pay the principal of such Indebtedness on its final scheduled maturity date after taking into account any grace period provided in such Indebtedness (a “Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates to an amount that exceeds US$75.0 million; provided, that if prior to any acceleration of the Notes, any such Payment Default is cured or waived, or such Indebtedness is repaid, within a period of 60 days from the continuation of such Payment Default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment, decree or applicable law;

(7) failure by the Company or any of its Restricted Subsidiaries to pay one or more final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating to an amount that exceeds US$75.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgment or judgments are not paid, satisfied, annulled, rescinded, discharged or stayed within 60 days after they become final and non-appealable;

(8) the Company or any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property, or

(D) makes a general assignment for the benefit of its creditors;

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief in an involuntary case against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

(B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(10) except as permitted by this Indenture, the Guarantee of any Guarantor that is a Significant Subsidiary of the Company is held in any final non-appealable judgment by a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Guarantor that is a Significant Subsidiary of the Company, or any Person acting on behalf of such Guarantor, denies or disaffirms its obligations under its Guarantee;

(11) the occurrence of any of the following:

(A) except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with its terms, any material provision of any Security Document ceases for any reason to be fully enforceable; provided; no Event of Default shall be deemed to occur under this clause (11)(A) if such failure to be enforceable relates solely to Collateral which, individually or in the aggregate, has a fair market value of not more than US$75.0 million;

(B) any Parity Debt Lien purported to be granted under any Security Document that is required to be a perfected Lien, individually or in the aggregate, ceases to be a perfected Lien (subject only to Permitted Prior Liens and the terms of the Collateral Agent Agreement), except to the extent that any such loss of perfection results from the failure of the Collateral Agent to maintain possession of certificates, instruments or other documents actually delivered to it representing securities or other possessory collateral pledged under the applicable Security Documents; provided; no Event of Default shall be deemed to occur under this clause (11)(B) if such loss of perfection relates solely to Collateral which, individually or in the aggregate, has a fair market value of not more than US$75.0 million; or

(C) the Company or the Guarantors, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company, any Guarantor or any such other Person set forth in or arising under any Security Document; and

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee as provided in Section 7.02(g) hereof, the Trustee will send to Holders of Notes a notice of the Default or Event of Default within 30 days after the Trustee is deemed to have had knowledge of its occurrence as provided in Section 7.02(g) hereof. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, on, or interest on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Any notice of Default may not be given with respect to any action taken, and reported publicly or to Holders, more than two years prior to such notice of Default. Any notice of Default, notice of acceleration or instruction to the Trustee to provide a notice of Default, notice of acceleration or take any other action (a “Noteholder Direction”) provided by any one or more Holders (each, a “Directing Holder”) must be accompanied by a signed Position Representation and Verification Form (in the form attached as Exhibit G to this Indenture) delivered to the Company and the Trustee (a “Position Representation and Verification Form”). The Position Representation and Verification Form will contain a representation that the applicable Directing Holder is not (or, in the case such Holder is DTC or its nominee, that such Holder is being instructed solely by beneficial owners that have represented to such Holder that they are not) Net Short (a “Position Representation”), which representation, in the case of a Noteholder Direction relating to the delivery of a notice of Default shall be deemed a continuing representation until the resulting Event of Default is cured or otherwise ceases to exist or the Notes are accelerated. The Position Representation and Verification Form will also contain a covenant by the applicable Directing Holder to provide the Company with such other information as the Company may reasonably request from time to time in order to verify the accuracy of such Holder’s Position Representation within five Business Days of request therefor (a “Verification Covenant”). The Trustee shall have no duty whatsoever to obtain for, or provide such other information to, the Company. In any case in which the Holder is DTC or its nominee, any Position Representation and Verification Form required hereunder shall be provided by the beneficial owners of the Notes in lieu of DTC or its nominee and DTC shall be entitled to conclusively rely on such Position Representation and Verification Form in delivering its notice or instruction to the Trustee.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company determines in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provides to the Trustee an Officer’s Certificate stating that the Company has initiated litigation in a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any Default, Event of Default or acceleration (or notice thereof) that resulted from the applicable Noteholder Direction, the cure period with respect to such Default or Event of Default shall be automatically stayed and the cure period with respect to such Default or Event of Default shall be automatically reinstituted and any remedy stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter. If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company provides to the Trustee an Officer’s Certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to such Default or Event of Default shall be automatically stayed and the cure period with respect to any such Default or Event of Default that resulted from the applicable Noteholder Direction shall be automatically reinstituted and any remedy stayed pending satisfaction of such Verification Covenant. Any breach of the Position Representation shall result in such Holder’s participation in such Noteholder Direction being disregarded; and, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio, with the effect that such Default or Event of Default shall be deemed never to have occurred, acceleration voided and the Trustee shall be deemed not to have received such Noteholder Direction or any notice of such Default or Event of Default; provided, however, such voiding of such Noteholder Direction shall not void or invalidate any indemnity or security provided by the Directing Holders to the Trustee, which such indemnification or security obligations shall continue to survive.

Notwithstanding anything in the preceding two paragraphs to the contrary, any Noteholder Direction delivered to the Trustee during the pendency of an Event of Default as the result of a bankruptcy or similar proceeding in respect of the Company shall not require compliance with the foregoing paragraphs.

For the avoidance of doubt, the Trustee shall be entitled to conclusively rely on any Noteholder Direction delivered to it in accordance with this Indenture, and shall have no duty to inquire as to or investigate the accuracy of any Position Representation, enforce compliance with any Verification Covenant, verify any statements in any Officer’s Certificate delivered to it, or otherwise make calculations, investigations or determinations with respect to Derivative Instruments, Net Shorts, Long Derivative Instruments, Short Derivative Instruments or otherwise. The Trustee shall have no liability to the Company, any Holder or any other Person in acting in good faith on a Noteholder Direction or on any Officer’s Certificate with respect to a Noteholder Direction or Verification Covenant, and the Company, any Holder or any such other Person waives any and all claims, in law and/or in equity, against the Trustee and agrees not to commence any legal proceeding against the Trustee in respect of, and agrees that the Trustee will not be liable for any action that the Trustee takes with respect to, a Noteholder Direction or Verification Covenant or any Officer’s Certificate with respect to a Noteholder Direction or Verification Covenant or in accordance with the foregoing paragraphs.

Section 6.02 Acceleration.

In the case of an Event of Default (other than of a type specified in Section 6.01(8) or (9)), occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare the principal, interest and any other monetary obligations (including with respect to any Additional Amounts) on all the then outstanding Notes issued under this Indenture to be due and payable immediately by notice in writing to the Company (with a copy to the Trustee, if such written notice is from Holders of at least 25% in principal amount of the then-outstanding Notes) specifying the Event of Default; provided, however, that after such acceleration, but before judgment or decree based on acceleration, Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in this Indenture. Notwithstanding the foregoing, in the case of an Event of Default pursuant to Section 6.01(8) or (9), all outstanding Notes will become due and payable immediately without further action or notice.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Company and the Trustee may, on behalf of all of the Holders of all the Notes, rescind an acceleration and its consequences hereunder, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal of, premium, if any, on, or interest on, the Notes that has become due solely because of the acceleration) have been cured or waived.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, on, or interest on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy, whether accruing upon an Event of Default or otherwise, shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes may, on behalf of the Holders of all of the Notes, waive, by written notice to the Trustee, any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of principal of, premium, if any, on, or interest on, the Notes (including a default in making a payment to purchase Notes pursuant to a Change of Control Offer or Asset Sale Offer in accordance with the terms of the applicable offer to repurchase). Upon notice to the Trustee of any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or (through the Trustee) the Collateral Agent or exercising any trust or power conferred on it. However, the Trustee may refuse, without liability, to follow any direction that the Trustee determines in its sole discretion conflicts with law or this Indenture or may be unduly prejudicial to the rights of other Holders of Notes or may involve the Trustee in personal liability. The Trustee shall be entitled to take any other action it considers in its sole discretion to be proper, and not inconsistent with any such direction from the Holders.

Section 6.06 Limitation on Suits.

No Holder of a Note may pursue any remedy with respect to this Indenture or any other Note Document unless:

(1) such Holder has previously given to the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer and, if requested, provide to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with such request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such use by a Holder prejudices the rights of any other Holders or obtains preference or priority over such Holders).

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, premium, if any, or interest on, the Note, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(1) or (2) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal, premium, if any, and interest remaining unpaid on the Notes and, to the extent lawful, interest on overdue principal and interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

Subject to the provisions of the Collateral Agent Agreement, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee or the Collateral Agent for any action taken or omitted by it as a Trustee or Collateral Agent, as applicable, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee or the Collateral Agent, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, and is known to a Responsible Officer of the Trustee as provided in Section 7.02(g), the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not investigate or confirm the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to this Indenture.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to Section 7.01(a), (b), and (c), and it is acknowledged and agreed between the parties hereto, and each Holder through its acceptance of a Note, that every provision of the Collateral Agent Agreement that in any way relates to the Trustee is subject to all of the Trustee’s rights, powers, authorizations and protections (including limitations of the Trustee’s liability or the scope of the Trustee’s obligations) set out in this Indenture, and any references in this Indenture to such rights, powers, authorizations and protections of the Trustee applying to this Indenture shall be deemed to include such rights, powers, authorizations and protections (including limitations of the Trustee’s liability or the scope of the Trustee’s obligations) of the Trustee applying to the Collateral Agent Agreement.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. Neither the Trustee nor the Collateral Agent will be under any obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee or the Collateral Agent, as applicable, indemnification and/or prefunding and/or security satisfactory to it against any loss, liability or expense. For the avoidance of doubt, while the Trustee shall be the sole party entitled to direct the Collateral Agent in respect of any matters relating to the Notes (and shall do so in accordance with Noteholder Directions given to the Trustee by Holders), the Trustee shall be under no obligation to provide any security or indemnity to the Collateral Agent, with such security or indemnity being provided directly by the relevant Holders to the Collateral Agent.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel, and any other professional advisers, of its selection and the advice of such counsel, other professional advisers or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any attorney or agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture or the Collateral Agent Agreement.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company, and the Company shall provide to the Trustee, promptly following request from the Trustee, an Officer’s Certificate setting out the names, titles and signatures of each Officer of the Company.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture or any other Note Document at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be deemed to have notice or be charged with knowledge of any of a Default or an Event of Default unless written notice of any event which constitutes a Default or Event of Default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee by the Company or any other Obligor or by a Holder of the Notes, and such notice references the Notes and this Indenture and states that such notice is a notice of Default or Event of Default.

(h) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood or such loss or damage and regardless of the form of action.

(i) The rights, privileges, protections, immunities and benefits given to Trustee, including its right to be compensated and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and to each Agent, Custodian and other Person employed to act hereunder; provided (i) that any Paying Agent, Registrar, Custodian or other Person shall only be liable to extent of its gross negligence or willful misconduct; and (ii) in and during an Event of Default, only the Trustee and not any Paying Agent, Registrar, Custodian or other Person shall be subject to the prudent person standard in the circumstances set out in this Indenture.

(j) The permissive rights of the Trustee to take certain actions under this Indenture shall not be construed as a duty unless so specified herein.

(k) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(l) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with restrictions on redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect of any redemption, purchase or repurchase, as applicable, of interest in any Note or any other security.

(m) The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Indenture and delivered using Electronic Means; provided, however, that the Company and, as applicable, any other Obligor shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company and, as applicable, any other Obligor whenever a person is to be added or deleted from the listing. If the Company and, as applicable, any other Obligor elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company and each Obligor understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company and each Obligor shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company, each Obligor and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company and each Obligor. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the its reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Company and each Obligor agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company, the Guarantors or any their Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest (as defined in the TIA after a Default has occurred and is continuing) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if this Indenture has been qualified under the TIA) or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10.

Section 7.04 Trustee and Collateral Agent’s Disclaimer.

Neither the Trustee nor the Collateral Agent will be responsible for and neither of them makes any representation as to the validity, sufficiency or adequacy of this Indenture, the Notes, any other Note Documents or any offering documents relating to the Notes. Neither of them shall be accountable for the Company’s use of the proceeds from the Notes or any money paid to the

Company or upon the Company’s direction under any provision of this Indenture, neither of them will be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and neither of them will be responsible for any statement or recital herein or any statement in the Notes, the Note Documents or any other document in connection with the sale of the Notes or pursuant to this Indenture other than the Trustee’s certificate of authentication. Neither of them is accountable for the content or accuracy of any document provided to them. The Trustee has no responsibilities or obligations in respect of the Collateral, the Security Documents or any matters related to them, which are solely the responsibilities or obligations of the relevant Obligors and the Collateral Agent as the party taking the benefit of the Collateral and the Security Documents for and on behalf of the Secured Parties, including the Holders and the Trustee. Each Holder by its acceptance of a Note explicitly exonerates, discharges and fully holds harmless the Trustee from and against any liability in respect of the Collateral and the Security Documents.

Section 7.05 [Reserved].

Section 7.06 [Reserved].

Section 7.07 Compensation and Indemnity.

(a) The Company will pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder (including as Paying Agent and Registrar) as the Company and the Trustee shall agree in writing from time to time. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the properly incurred compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Company and the Guarantors will jointly and severally indemnify, defend and protect the Trustee (acting in any capacity hereunder) and the Collateral Agent, their respective officers, directors, employees and agents (each an “Indemnified Person”), and hold each Indemnified Person harmless against, any and all losses, damages, claims, liabilities, costs or expenses (including properly incurred attorneys’ fees and any court costs) suffered or incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company and the Guarantors (including this Section 7.07) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the acceptance, exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction. An Indemnified Person will notify the Company promptly of any claim for which it may seek indemnity. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Company and the Guarantors under this Section 7.07 will survive the satisfaction and discharge of this Indenture and the resignation, removal or retirement of the Trustee and the Collateral Agent.

(d) To secure the Company’s and the Guarantors’ payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium, if any, on, or interest on, particular Notes. Such Lien will survive the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture.

(e) When an Indemnified Person incurs expenses or renders services after an Event of Default specified in Section 6.01(8) or (9) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.08 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee upon 30 days’ notice to the Trustee and the Company in writing. The Company may remove the Trustee upon 30 days’ written notice if:

(1) the Trustee fails to comply with Section 7.10 hereof;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d) If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company’s expense), the Company, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will send a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company’s and Guarantors’ obligations under Section 7.07 hereof will continue for the benefit of the retiring Trustee and the successor Trustee shall enforce the Lien provided in favor of the Trustee in Section 7.07(d) for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition.

Section 7.11 FATCA

In order to comply with applicable tax laws, rules and regulations (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time (“Applicable Tax Law”), to which a foreign financial institution, issuer, trustee, paying agent, holder or other institution is or has agreed to be subject, related to this Indenture, the Company agrees (i) to provide to the Trustee information about holders or other applicable parties and/or transactions (including any modification to the terms of such transactions) that is within the possession of the Company and reasonably requested by the Trustee so the Trustee can determine whether it has tax related obligations under Applicable Tax Law, (ii) that the Trustee shall be entitled to make any withholding or deduction from payments under this Indenture to the extent necessary to comply with Applicable Tax Law for which the Trustee shall not have any liability, and (iii) to indemnify and hold harmless the Trustee for any losses it may suffer due to the actions it takes to comply with such Applicable Tax Law. The terms of this section shall survive the termination of this Indenture and the resignation, retirement or removal of the Trustee.

Section 7.12 OFAC Certification

The Company and, by its execution of a supplemental indenture, each Guarantor represents that neither they nor any of their Affiliates, Subsidiaries, directors or officers are the target or subject of any sanctions enforced by the US Government (including the Office of Foreign Assets Control of the US Department of the Treasury (“OFAC”)), the United Nations Security Council, the European Union, HM Treasury, or other relevant sanctions authority (collectively “Sanctions”). The Company and, by its execution of a supplemental indenture, each Guarantor further represents that neither they nor any of their Affiliates, Subsidiaries, directors or officers will use any payments made pursuant to this Indenture or any other Notes Document, (i) to fund or facilitate any activities of or business with any person who, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business with any country or territory that is the target or subject of comprehensive country-wide or territory-wide Sanctions, or (iii) in any other manner that will result in a violation of Sanctions by any person.

Section 7.13 Additional Rights of the Trustee

(a) The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti- terrorist legislation, Sanctions, regulation or guideline. Further, notwithstanding any other provisions of this Indenture to the contrary, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, Sanctions, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties hereto. For greater certainty, during such notice period the Trustee shall continue to have the right not to act and shall not be liable for refusing to act in accordance with the first sentence of this Section 7.13(a).

(b) Notwithstanding anything to the contrary herein, the Trustee may, without liability, disclose information about the Holders and Beneficial Owners or potential Holders or Beneficial Owners of the Notes pursuant to subpoena or other order issued by a court of competent jurisdiction or when otherwise required by applicable law.

(c) Unless otherwise notified in accordance with this Indenture, the Trustee shall be entitled to assume that all payments have been made by the Company as required under this Indenture.

(d) The Trustee may assume for the purposes of this Indenture that any address on the register of the Holders of the Notes is the Holder’s actual address and is also determinative as to residency.

(e) The Trustee shall be entitled to process all transfers of Notes upon the presumption that such transfers are permissible pursuant to all applicable laws and regulatory requirements. The Trustee shall have no obligation to ensure that legends appearing on the Notes certificates comply with regulatory requirements or securities laws of any applicable jurisdiction.

(f) Except as provided in this Indenture, the Trustee shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture; such document must not require the exercise of any discretion or independent judgment.

(g) The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

(h) Each party to this Indenture hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8. If the Company exercises its legal defeasance option or its covenant defeasance option, the Liens, as they pertain to the Notes and the Guarantees, will be released and each Guarantor will be released from all of its obligations with respect to its Guarantee and, to the extent pertaining to the Notes and the Guarantees, the Security Documents.

Section 8.02 Legal Defeasance and Discharge.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Guarantees) and this Indenture on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in Section 8.02(1) and (2), and to have satisfied all their other obligations under such Notes, the Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except that the following provisions will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, on, and interest on, such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(2) the Company’s obligations with respect to such Notes under Article 2 and Section 4.02 hereof;

(3) the rights, powers, trusts, duties and immunities of the Trustee and the Company’s and Guarantors’ obligations in connection therewith; and

(4) this Article 8.

Subject to compliance with this Article 8, the Company may exercise their option under this Section 8.02 notwithstanding the prior exercise of their option under Section 8.03 hereof.

Section 8.03 Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their respective obligations under the covenants contained in Sections 4.03, 4.04(b), 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17 and 4.18 hereof, Section 5.01(a)(4) and Section 5.01(d)(4) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes to the extent permitted by IFRS). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees will be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(4), (5), (6), (7), (10) and (11) hereof will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay the principal of, and interest and premium, if any, on, the outstanding Notes on the date of fixed maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to the date of fixed maturity or to a particular redemption date; provided that upon any redemption that requires the payment of the Make Whole Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee that is equal to the Make Whole Premium calculated as of the date of the notice of redemption with any deficit as of the date of redemption (any such amount, the “Make Whole Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption;

(2) in the case of an election under Section 8.02 hereof, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(a) (i) the Company received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the Issue Date, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Legal Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(b) an Opinion of Counsel reasonably acceptable to the Trustee or an advance tax ruling from the Canada Revenue Agency, in each case to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(1) in the case of an election under Section 8.03 hereof, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(2) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3) the Company must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(4) the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumption), each reasonably acceptable to the Trustee and each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or any of its Restricted Subsidiaries acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, on, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; provided, however, that, if any Definitive Notes are then outstanding, the Trustee or such Paying Agent, before being required to make any such repayment, may at the written direction and expense of the Company cause to be published once, in The New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any money in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture and the Notes and the Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, on, or interest on, any Note following the reinstatement of their obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, without the consent of any Holder of Notes, the Company, the Guarantors, the Trustee and the Collateral Agent (as applicable) may amend or supplement Note Documents or the Escrow Agreement:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of Definitive

Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s properties or assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any such Holder; provided that any change to conform this Indenture or the Notes to the Offering Memorandum will not be deemed to adversely affect such legal rights;

(5) make, complete or confirm any grant of Collateral permitted or required by this Indenture, any of the Security Documents or any release of Collateral pursuant to the terms of this Indenture or any of the Security Documents;

(6) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(7) to add any additional Guarantor and provide for any Guarantee by any such Guarantor or a guarantee by any other Person, or to evidence the release of any Guarantor from its Guarantee, to the extent such release is permitted by this Indenture;

(8) to add a co-issuer of the Notes;

(9) to conform the text of this Indenture, the Notes or the Security Documents to any provision of the “Description of Notes” section of the Offering Memorandum to the extent that such provision in such “Description of Notes” section was intended to set forth, verbatim or in substance, a provision of this Indenture, the Notes or the Security Documents (which intent will be certified to the Trustee in an Officer’s Certificate);

(10) to evidence or provide for the acceptance of appointment under this Indenture of a successor Trustee or Collateral Agent or add a co-Trustee or co-Collateral Agent;

(11) to comply with any requirement of the Commission in connection with the qualification of this Indenture under the TIA, if such qualification is required, or any requirement of Canadian trust indenture legislation that is applicable to this Indenture;

(12) to comply with the rules and procedures of any applicable securities depositary;

(13) to secure additional extensions of credit and add additional secured creditors holding other Priority Obligations or Parity Obligations, as long as such Priority Obligations or Parity Obligations are not prohibited by the provisions of this Indenture or the Security Documents; or

(14) to add additional assets as Collateral.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 9.05 hereof, the Trustee will join with the Company and the Guarantors in the execution of any amended or supplemental indenture or other Note Document authorized or permitted by the terms of this Section 9.01 and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Notwithstanding anything in this Article 9 to the contrary, no amendment of, or supplement or waiver to, this Indenture or the other Note Documents pursuant to this Section 9.01 shall be permitted to be effected if such amendment, supplement or waiver is in violation of or inconsistent with the terms of the Collateral Agent Agreement. No amendment of, or supplement or waiver to, the Collateral Agent Agreement shall be permitted to be effected without the consent of the Collateral Agent.

Section 9.02 With Consent of Holders of Notes.

Except as provided in Section 9.01 and this Section 9.02, the Company, the Guarantors, the Trustee and the Collateral Agent (as applicable) may amend or supplement the Note Documents (subject to the terms of the Collateral Agent Agreement, in the case of the Security Documents) and the Escrow Agreement, and any existing Default or Event of Default or compliance with any provision of the Note Documents or the Escrow Agreement may be waived, in each case, with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes). However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the optional provisions with respect to the redemption or repurchase of the Notes (other than provisions under Sections 4.10 and 4.15 or provisions of Section 3.03 relating to minimum notices required for redemption pursuant to Section 3.07);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in currency other than that stated in the Notes;

(6) make any change in the provisions of Section 6.04 or 6.07 hereof (other than as permitted in Section 9.02(7) below);

(7) waive a redemption or repurchase obligation payment with respect to any Note (other than a payment required by Section 4.10 or 4.15);

(8) release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(9) make any material change in the provisions set forth in Section 3.08 or Article 13;

(10) make any change in the preceding amendment, supplement and waiver provisions.

Without the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding and affected thereby, (i) no amendment or waiver may release all or substantially all of the Collateral from the Lien of the applicable Security Documents with respect to such Notes and (ii) no amendment, supplement or waiver may change the order of application of proceeds from Collateral under the Collateral Agent Agreement in any manner adverse to the Holders of the Notes.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.05, the Trustee will join with the Company and the Guarantors in the execution of such amended or supplemental indenture or other Note Document unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to give such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

Notwithstanding anything in this Article 9 to the contrary, no amendment of, or supplement or waiver to, this Indenture or the other Note Documents pursuant to this Section 9.02 shall be permitted to be effected if such amendment, supplement or waiver is in violation of or inconsistent with the terms of the Collateral Agent Agreement. No amendment of, or supplement or waiver to, the Collateral Agent Agreement shall be permitted to be effected without the consent of the Collateral Agent.

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee and Collateral Agent to Sign Amendments, etc.

The Trustee and, if applicable, the Collateral Agent will sign any amended or supplemental indenture, or any amendment and supplement to any other Note Document, authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Collateral Agent. In executing any amended or supplemental indenture or amendment or supplement to any other Note Document, the Trustee and the Collateral Agent shall be entitled to receive and (subject to Section 7.01 hereof in the case of the Trustee) will be fully protected in relying upon, in addition to the documents required by Section 14.02 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment or supplement is the legally valid and binding obligation of the Company, enforceable against them in accordance with its terms, subject to customary exceptions.

ARTICLE 10

NOTE GUARANTEES

Section 10.01 Guarantee.

(a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and the Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(1) the principal of, premium, if any, on, and interest on, the Notes will be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium, if any, on, and interest on, the Notes, if lawful, and all other Obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, that same will be promptly paid in full when due in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that its Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder, the Collateral Agent or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by any of them to the Trustee, the Collateral Agent or such Holder, this Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Collateral Agent and the Trustee, on the other hand, (1) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Article 10, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such Obligations as provided in Article 6 hereof, such Obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Article 10. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under this Article 10.

Section 10.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer, conveyance or preference, financial assistance or a transfer at undervalue, for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, state, provincial or other applicable U.S., Canadian or foreign law to the extent applicable to any Guarantee or that the obligations of such Guarantor under this Article 10 would otherwise be held or determined to be void, voidable, invalid or unenforceable on account of the amount of its liability under this Article 10. To effectuate the foregoing intention, the Trustee, the Collateral Agent, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer, conveyance or preference, financial assistance or a transfer at undervalue under applicable law, and not being held or determined to be void, voidable, invalid or unenforceable.

Section 10.03 Notation of Guarantee Not Required.

The Guarantee of any Guarantor shall be evidenced solely by its execution and delivery of this Indenture (or, in the case of any Guarantor that is not party to this Indenture on the date hereof, a supplemental indenture hereto), and no Guarantor shall be required to make a notation on the Notes to reflect any Guarantee.

Each Guarantor hereby agrees that its Guarantee set forth in Section 10.01 will remain in full force and effect notwithstanding the absence of a notation of such Guarantee on each Note.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Guarantee set forth in this Indenture or any supplemental indenture on behalf of the Guarantors.

Section 10.04 Releases.

The Guarantee of a Guarantor, together with all of its other obligations under this Indenture, shall be automatically and unconditionally released and discharged:

(a) concurrently with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger, amalgamation or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company; provided, that such sale or disposition (including by way of merger, amalgamation or consolidation) is not prohibited by this Indenture;

(b) concurrently with any sale or other disposition of not less than a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company; provided, that such sale or disposition is not prohibited by this Indenture;

(c) if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(d) upon Legal Defeasance or Covenant Defeasance in accordance with Article 8 hereof or satisfaction and discharge of this Indenture in accordance with Article 11 hereof;

(e) upon the liquidation or dissolution of such Guarantor, provided no Default or Event of Default has occurred that is continuing;

(f) in connection with the merger, amalgamation or consolidation of such Guarantor with or into the Company or any other Guarantor, where the Company or such other Guarantor is the surviving Person in such merger, amalgamation or consolidation, or upon the liquidation of a Guarantor following the transfer of all or substantially all of its assets, in each case, in a transaction that complies with the applicable provisions of this Indenture; provided no Default or Event of Default occurs as a result thereof or has occurred and is continuing;

(g) upon the release or discharge of the guarantee of, or direct obligation of, such Guarantor under the Credit Agreement, except, in each case, a release or discharge by or as a result of payment under such Guarantee or direct obligations or by or as a result of a refinancing, termination or repayment in full of the Credit Agreement; or

(h) as described in Article 9;

in each case, upon delivery to the Trustee by the Company of an Officer’s Certificate described in the immediately succeeding paragraph.

The Trustee shall, at the Company’s expense, execute any documents reasonably requested by the Company in order to evidence the release of any Guarantor from its obligations under its Guarantee; provided that in the case of a release of a Guarantee of a Subsidiary Guarantor not involving a Legal Defeasance or Covenant Defeasance or a satisfaction and discharge of this Indenture, prior to executing such documents, the Trustee shall be entitled to receive from the Company an Officer’s Certificate to the effect that the conditions precedent to such release have been satisfied. Any failure by the Trustee to execute such documents shall, however, not affect the automatic release and discharge of the Guarantee and the other obligations of any Guarantor as contemplated by the foregoing provisions of this Section 10.04. Any Guarantor not released from its obligations under its Guarantee as provided in this Section 10.04 will remain liable for the full amount of principal of, premium, if any, on, and interest on, the Notes and for the other obligations of such Guarantor under this Indenture as provided in this Article 10.

Section 10.05 Subordinated Guarantees

If and for so long as any Guarantor is not a Secured Loan Party, such Guarantor’s Guarantee shall be subject to the Guarantee Subordination Terms; provided that the Guarantee Subordination Terms shall automatically cease to apply at any time that the Credit Agreement does not require such Guarantor’s Guarantee to be subordinated on substantially similar terms to the Guarantee Subordination Terms.

Section 10.06 Guarantee Timing

On the Escrow Release Date, the Company shall cause the Notes to be guaranteed by each Restricted Subsidiary that, as of the Escrow Release Date, has guaranteed the New Credit Agreement. Following the Escrow Release Date, the Company shall cause each existing Restricted Subsidiary as of the Escrow Release Date that subsequently guarantees the New Credit Agreement to concurrently guarantee the Notes. Each Person that becomes a Guarantor pursuant to this Section 10.06 shall, within the time periods specified in Article 12 (and subject to Section 10.05) also become a party to the applicable Security Documents and shall execute and deliver such security instruments, financing statements, mortgages, deeds of trust, control agreements and other required agreements in scope and form as may be necessary to establish for the benefit of the Collateral Agent a perfected security interest (subject in priority only to Permitted Prior Liens and, pursuant to the Collateral Agent Agreement, Liens securing Priority Obligations) in properties and assets that constitute Collateral, as security for such Guarantor’s Guarantee and as may be necessary to have such property or asset added to the Collateral as required under the Security Documents and this Indenture, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

Upon request by the Company, this Indenture and the other Note Documents will be satisfied and discharged and will cease to be of further effect as to all Notes issued hereunder (except as to surviving rights of registration of transfer or exchange of the Notes, the Trustee’s surviving rights, and as otherwise specified in this Indenture), when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the giving of a notice of redemption or otherwise and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption; provided that upon any redemption that requires the payment of the Make Whole Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount equal to any applicable Make Whole Premium Deficit is deposited with the Trustee on or prior to the date of redemption;

(2) in respect of Section 11.01(1)(b), no Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings), and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness that is being defeased, discharged or replaced) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at fixed maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate stating that all conditions precedent to satisfaction and discharge have been satisfied and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) to the Trustee.

Notwithstanding the satisfaction and discharge of this Indenture, if funds have been deposited with the Trustee pursuant to Section 11.01(1)(b), the provisions of Sections 11.02 and 8.06 hereof will survive. In addition, nothing in this Section 11.01 will be deemed to discharge those provisions of Section 7.07 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 11.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 11.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or any of its Restricted Subsidiaries acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money in accordance with Section 11.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture and the Notes and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 11.01 hereof; provided that if the Company have made any payment of principal of, premium, if any, on, or interest on, any Notes because of the reinstatement of their obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 11.01 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

ARTICLE 12

SECURITY

Section 12.01 Concerning the Collateral Agent

(a) The Collateral Agent shall not have duties or obligations except those expressly set forth in this Indenture and the Security Documents to which it is party, and no implied covenants or obligations shall be read into this Indenture and the Security Documents against the Collateral Agent. The Collateral Agent shall not be liable for any action taken or not taken by it in the absence of its own gross negligence, bad faith or willful misconduct. The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper person. The Collateral Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. The Collateral Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in the absence of its own gross negligence, bad faith or willful misconduct, in each case, in accordance with the advice of any such counsel, accountants or experts. Subject to the Collateral Agent Agreement, the Collateral Agent shall have an unqualified right to resign at any time. Nothing in this Indenture (or any other document) shall require the Collateral Agent to expend or risk its own funds or otherwise incur any personal or financial liability in the performance of any right or duties under or in connection with this Indenture, the Notes or any Security Documents.

(b) Without limiting the generality of the foregoing and any items set forth in this Indenture or the Security Documents, the Collateral Agent:

(1) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing;

(2) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Security Documents that the Collateral Agent is required to exercise; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law; or

(3) shall not, except as expressly set forth in the Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Subsidiaries that is communicated to or obtained by the Person serving as the Collateral Agent or any of its Subsidiaries in any capacity; or

(4) Subject to the terms of the Collateral Agent Agreement, the Collateral Agent shall be entitled to but shall have no obligation to give, execute, deliver, file, record, authorize or obtain any financing statements, notices, instruments, documents, agreements, consents or other papers as shall be necessary to (i) create, preserve, perfect, maintain or validate the security interest granted to those parties pursuant to this

Indenture, the Notes and the Security Documents or (ii) enable them to exercise and enforce their rights under this Indenture, the Notes and the Security Documents with respect to such pledges and security interests. In addition, the Trustee and/or Collateral Agent shall have no responsibility or liability (i) in connection with the acts or omissions of the Company in respect of the foregoing or (ii) for or with respect to the legality, validity and enforceability of any security interest created in the Collateral or the perfection and priority of such security interest. BY ACCEPTING A NOTE EACH HOLDER WILL BE DEEMED TO HAVE IRREVOCABLY AGREED TO THE FOREGOING PROVISIONS OF CLAUSES (A) AND (B) OF THIS SECTION 12.01 AND SHALL BE BOUND BY THOSE AGREEMENTS TO THE FULLEST EXTENT PERMITTED BY LAW.

Section 12.02 Security

(a) On the Escrow Release Date, the Company, the Trustee, the Collateral Agent and Restricted Subsidiaries organized in the United States and Canada that guarantee the New Credit Agreement shall enter into the Collateral Agent Agreement and one or more other Security Documents in respect of assets located in the United States or Canada and which can be perfected by the filing of a financing statement under the PPSA or Uniform Commercial Code (as applicable), and defining the terms of the security interests that will secure the Notes and the Guarantees as contemplated therein. On the Escrow Release Date, each other Restricted Subsidiary that has guaranteed the New Credit Agreement shall enter into the Collateral Agent Agreement. In addition to the foregoing, the Company and each such other Restricted Subsidiary shall enter into one or more other Security Documents defining the terms of the security interest that will secure the Notes and the Guarantees contemplated therein within 90 days of the Escrow Release Date (or such longer period as may be agreed to by the Collateral Agent acting pursuant to an Act of Instructing Debtholders). Notwithstanding the foregoing, any Guarantor subject to this clause (a) will provide security in respect of the Notes and the Guarantees, no later than the date on which such Guarantor provides security with respect to the New Credit Agreement.

(b) Other than as set forth in clause (a), within 30 days after the date on which any Restricted Subsidiary becomes a Guarantor hereunder (other than any Guarantor that is subject to the Guarantee Subordination Terms) (or such longer period as may be agreed to by the Collateral Agent acting pursuant to an Act of Instructing Debtholders), the Company shall cause such Guarantor to enter into or join the Collateral Agent Agreement and one or more other Security Documents defining the terms of the security interest that will secure the Notes and the Guarantees. Notwithstanding the foregoing, any Guarantor subject to this clause (b) will provide security in respect of the Notes and the Guarantees, no later than the date on which such Guarantor provides security with respect to the New Credit Agreement.

(c) The Trustee and each Holder, by accepting any Notes and the Guarantees, acknowledges that, as more fully set forth in the Security Documents, the Collateral as now or hereafter constituted shall be for the benefit of all the Holders, the Collateral Agent, the Trustee and the other holders of Secured Debt Obligations, and that the Lien granted in the Security Documents relating to the Notes in respect of the Trustee, the Collateral Agent, the Holders and the other holders of Secured Debt Obligations is subject and qualified and limited in all respects by the Security Documents and actions that may be taken thereunder, including with respect to all obligations to perfect any security interest in accordance with the terms of any applicable Security Document.

Section 12.03 Real Property

(a) By no later than the date that is 90 days after the Escrow Release Date or applicable date on which the applicable Restricted Subsidiary became a Guarantor under this Indenture (or such longer period as may be agreed by the Collateral Agent, acting pursuant to an Act of Instructing Debtholders), the Company shall, or shall cause the applicable Guarantor to (1) execute and deliver to the Collateral Agent, as mortgagee or beneficiary, as applicable, such mortgages or other Security Documents, and any supplements or amendments related thereto, together with evidence satisfactory to the Collateral Agent, which may include an Officer’s Certificate and an Opinion of Counsel, of satisfactory arrangements for the completion of all recordings and filings of such mortgages or other Security Documents in the proper recorders’ offices or appropriate public records (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected Lien (subject in priority only to Permitted Prior Liens and subject to the terms of the Collateral Agent Agreement), on real property located in the United States with a fair market value of US$10,000,000 or more; and (2) deliver evidence satisfactory to the Collateral Agent that such Liens have been perfected (subject in priority only to Permitted Prior Liens and subject to the terms of the Collateral Agent Agreement).

(b) Notwithstanding anything in this Article 12 to the contrary, none of the Company or any Restricted Subsidiary shall be required to:

(1) grant mortgages or the equivalent over real property or certificates of title in any jurisdiction of the U.S.; provided that, at the option of the administrative agent under the Credit Agreement, such security may be obtained after the aggregate fair market value of such collateral exceeds US$10,000,000 or if an Event of Default has occurred and is continuing;

(2) obtain mortgagee or landlord consents or access agreements; or

(3) provide security over contractual rights (including intellectual property rights or real property leases) that are not assignable or for which security may not be granted without consent from parties to such contracts.

Section 12.04 Relative Rights.

Nothing in the Note Documents shall:

(a) impair, as to the Company and the Holders, the obligation of the Company to pay principal of, premium, if any, and interest on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor; or

(b) affect the relative rights of the Holders as against any other creditors of the Company or any Guarantor (other than holders of Permitted Prior Liens or other Secured Debt Liens in accordance with the terms of the Collateral Agent Agreement).

Section 12.05 Release of Liens in respect of the Notes

The Collateral Agent’s Liens upon the Collateral will no longer secure the Notes, the Guarantees or any other Obligations under this Indenture, and the right of Holders of such other Obligations to the benefits and proceeds of the Collateral Agent’s Liens on the Collateral will be terminate and be discharged:

(a) upon satisfaction and discharge of this Indenture pursuant to Article 11;

(b) upon a Legal Defeasance or Covenant Defeasance of the Notes pursuant to Article 8;

(c) upon payment in full and Discharge of all Notes outstanding under this Indenture and all other Obligations that are outstanding, due and payable under this Indenture at the time the Notes are paid in full and Discharged;

(d) in whole or in part, with the consent of the Holders of at least 66 2⁄3% of the aggregate principal amount of all Notes then-outstanding; or

(e) in whole or in part, as set forth in the Collateral Agent Agreement.

Section 12.06 Enforcement of Remedies.

Notwithstanding anything to the contrary herein, any enforcement of any Guarantee or any remedies with respect to the Collateral under the Security Documents is subject to the provisions of the Collateral Agent Agreement.

ARTICLE 13

ESCROW MATTERS

Section 13.01 Escrow Account

(a) On the Issue Date, the Company, the Escrow Agent and the Trustee shall enter into the Escrow Agreement, pursuant to which the Company will deposit, or cause to be deposited, the gross proceeds of the offering of the Notes sold on the Issue Date, together with an amount sufficient to fund all interest due on the Notes on the Special Mandatory Redemption Date (assuming the redemption of the Notes will occur on the eighth Business Day following the SMR Outside Date (as defined below)) (collectively and, together with any other property from time to time held by the Escrow Agent in the Escrow Account, the “Escrowed Property”), into an account (the “Escrow Account”) under the control of Escrow Agent by wire transfer of immediately available funds on the Issue Date.

(b) The Escrowed Property will be held in the Escrow Account until the earlier of (i) the Escrow Release following the delivery by the Company to the Escrow Agent and the Trustee of the Officer’s Certificate referred to in Section 13.02 and (ii) the Special Mandatory Redemption Date. The Company will grant the Trustee, for its benefit and the benefit of the Holders, a security interest in the Escrow Account; provided, however, that such lien and security interest shall automatically be released and terminated at such time as the Escrowed Property is released from the Escrow Account on the Escrow Release Date.

Section 13.02 Release of Escrowed Property

(a) Subject to Section 3.08, the Company shall only be entitled to direct the Escrow Agent to release Escrowed Property (in which case the Escrowed Property will be paid to or as directed by the Company in accordance with the instructions provided in such Officer’s Certificate) (the “Escrow Release”) upon delivery to the Escrow Agent and the Trustee, on or prior to the SMR Outside Date, of an Officer’s Certificate, certifying that (i) the Acquisition has been or, substantially concurrently with the release of the Escrowed Property, will be consummated in all material respects in accordance with the terms of the Merger Agreement (without any material amendment, modification or waiver to the Merger Agreement that is materially adverse to the interests of the Holders) and (ii) the Escrowed Property will be used by the Company in a manner consistent with the “Use of Proceeds” section of the Offering Memorandum. The Escrow Release shall occur immediately following receipt by the Escrow Agent of an Officer’s Certificate certifying to the foregoing (the date of the Escrow Release is hereinafter referred to as the “Escrow Release Date”). Upon the occurrence of the Escrow Release, the Escrow Account shall be reduced to zero and the Escrowed Property shall be paid out in accordance with the Escrow Agreement.

Section 13.03 Trustee Direction to Execute Escrow Agreement

(a) By its acceptance of a Note, each Holder shall be deemed to have authorized and directed the Trustee and the Escrow Agent to enter into and perform its obligations, if any, under the Escrow Agreement.

ARTICLE 14

MISCELLANEOUS

Section 14.01 Notices.

Any notice or communication by the Company, any Guarantor, the Collateral Agent or the Trustee to the others is duly given if in writing in the English language and delivered in Person or by first class mail (registered or certified, return receipt requested), email, facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Company or any Guarantor:

Enerflex Ltd.

1331 Macleod Trail S.E.

Suite 904

Calgary, Alberta

Canada, T2G 0K3

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: [REDACTED]

If to the Trustee:

The Bank of New York Mellon

Corporate Trust Administration

240 Greenwich Street, 7th Floor, New York, New York 10286

Attn.: [REDACTED]

Email: [REDACTED]

If to the Collateral Agent:

Computershare Trust Company of Canada, as Agent

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

Email: [REDACTED]

The Company, any Guarantor, the Trustee or the Collateral Agent, by notice to the others given in accordance with this Section 14.01, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by email or facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar, or in any case where the Depositary or its nominee is the Holder, any notice or communication will be given by the method specified by the Depositary. Failure to give a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is given in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company give a notice or communication to Holders, they will send a copy to the Trustee and each Agent at the same time.

Section 14.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee and/or the Collateral Agent to take any action under this Indenture or the other Note Documents, the Company shall furnish to the Trustee and/or the Collateral Agent, as applicable:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee and/or the Collateral Agent, as applicable, (which must include the statements set forth in Section 14.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture or the other Note Documents, as applicable, relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee and/or the Collateral Agent, as applicable, (which must include the statements set forth in Section 14.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 14.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or the other Note Documents must include:

(1) a statement that the person making such certificate or opinion has read and understood such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

Section 14.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.05 No Personal Liability of Directors, Officers, Employees, Shareholders and Stockholders.

No director, officer, partner, employee, incorporator, manager, shareholder or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, this Indenture, the Guarantees or the Security Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 14.06 Governing Law; Jury Trial Waiver.

THE LAWS OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES. EACH OF THE ISSUERS, THE GUARANTORS, THE HOLDERS, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 14.07 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this Indenture, the Company (i) hereby irrevocably designates and appoints Enerflex Inc. (and any successor entity), as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this Indenture that may be brought under federal or state securities or other laws, including such suit, action or proceeding brought by the Trustee or Collateral Agent (whether in its individual capacity or in its capacity as Trustee or Collateral Agent, as applicable, hereunder) in any federal or state court located in the State of New York, Borough of Manhattan in The City of New York, and acknowledges that Enerflex Inc. has accepted such designation, (ii) submits to venue and the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon Enerflex Inc. and written notice of said service to it (with a copy to the Company’s General Counsel, as specified in Section 14.01 hereof) shall be deemed in every respect effective service of process upon it in any such suit or proceeding. The Company further documents and instruments, as may be necessary to continue such designation and appointment of Enerflex Inc. in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

Section 14.08 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.09 Successors.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee and the Collateral Agent in this Indenture will bind their respective successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 10.04 hereof.

Section 14.10 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 14.11 Counterpart Originals; Execution.

The parties may sign any number of copies of this Indenture, and each party hereto may sign any number of separate copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.

The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture or any document to be signed in connection with this Indenture (including, without limitation, the Notes or the Security Documents, and any Officer’s Certificate) shall be deemed to include electronic signatures, including without limitation, digital signature provided by Docusign (or such other digital signature provider as specified in writing to Trustee by the authorized representative), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature. The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 14.12 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 14.13 Payment Date Other Than a Business Day.

If any payment with respect to any principal of, premium, if any, on, or interest on, any Note (including any payment to be made on any date fixed for redemption or purchase of any Note) is due on a day which is not a Business Day, then the payment need not be made on such date, but may be made on the next Business Day with the same force and effect as if made on such date, and no interest will accrue for the intervening period.

Section 14.14 Evidence of Action by Holders.

Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of the Notes may take action (including the making of any demand or request, the giving of any direction, notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with procedures approved by the Trustee, (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders or (d) in the case of Notes evidenced by a Global Note, by any electronic transmission or other message, whether or not in written format, that complies with the Depositary’s applicable procedures.

Section 14.15 U.S.A. Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee and the Collateral Agent, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee or the Collateral Agent (as applicable). The parties to this Indenture agree that they will provide the Trustee and the Collateral Agent with such information as it may request in order for the Trustee and the Collateral Agent to satisfy the requirements of the U.S.A. Patriot Act.

Section 14.16 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 14.17 Judgment Currency

The Company agrees to indemnify the recipient of any payment by the Company in respect of this Indenture or the Notes against any loss incurred by such recipient as a result of any judgment or order being given or made against the Company for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange in The City of New York at which such party on the date of payment of such judgment or order is able to purchase United States dollars with the amount of the Judgment Currency actually received by such party if such party had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon such party’s receipt thereof. The foregoing indemnity shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

Section 14.18 Note Documents

Reference is hereby made to the Collateral Agent Agreement and other Note Documents. Each Holder, by its acceptance of a Note (a) agrees that it will be bound by and will take no actions contrary to the provisions of the Note Documents and (b) authorizes and instructs the Trustee and the Collateral Agent to enter into the Note Documents and perform its obligations, if any, under the Note Documents to which it is party, as Trustee and the Collateral Agent, as the case may be, and on behalf of such Holder, including the representations of the Holders contained therein.

[Signatures on following pages]

SIGNATURES

IN WITNESS WHEREOF, the parties have executed this Indenture as of the date first written above.

ENERFLEX LTD.

By:	[REDACTED]
[REDACTED]
[REDACTED]

THE BANK OF NEW YORK MELLON, as
Trustee

By:	[REDACTED]
[REDACTED]
[REDACTED]

COMPUTERSHARE TRUST COMPANY OF
CANADA, as Collateral Agent

By:	[REDACTED]
[REDACTED]
[REDACTED]

[Signature Page to Indenture]

EXHIBIT

A FORM OF NOTE

[Face of Note]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the OID Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Canadian Legend, if applicable pursuant to the provisions of the Indenture]

CUSIP:             2

ISIN:            3

ENERFLEX LTD.

9.000% Senior Secured Notes due 2027

No.	$

Enerflex Ltd., a corporation existing under the laws of Canada, promises to pay to             or registered assigns, the principal sum             of DOLLARS [or such greater or lesser amount as may be indicated on the attached Schedule of Increases or Decreases in Global Note]34 on October 15, 2027.

Interest Payment Dates: April 15 and October 15, commencing on April 15, 2023 Record Dates: April 1 and October 1

Reference is made to the further provisions of this Note set forth on the reverse hereof, which will for all purposes have the same effect as if set forth in this place.

Dated:

[2]	Rule 144A Note CUSIP: 29269R AA3 Regulation S Note CUSIP: C3321X AA8
[3]	Rule 144A Note ISIN: US29269RAA32 Regulation S Note ISIN: USC3321XAA84
[4]	Insert bracketed text for Global Notes.

ENERFLEX LTD.

By:
Name:
Title:

Certificate of Authentication:

This is one of the Notes referred to

in the within-mentioned Indenture:

THE BANK OF NEW YORK MELLON
as Trustee

By:
Authorized Signatory

[Reverse of Note]

9.000% Senior Secured Notes due 2027

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) INTEREST. Enerflex Ltd., a corporation existing under the laws of Canada (the “Company”) promises to pay or cause to be paid interest on the principal amount of this Note at 9.000% per annum from October 12, 2022 until October 15, 2027 or such earlier date on which the principal of this Note shall have been paid or duly provided for. The Company will pay interest semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2023 (each, an “Interest Payment Date”), or if any such day is not a Business Day, on the next succeeding Business Day. Interest on the Notes will accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from October 12, 2022; provided that, if there is no existing Default in the payment of interest, and if this Note is authenticated between a Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the then applicable interest rate on the Notes to the extent lawful; and they will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period), at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, the yearly rate of interest to which any rate of interest payable under the Notes, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

(2) METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the April 1 or October 1 (each, a “Record Date”) (in each case, whether or not a Business Day) next preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Definitive Notes will be payable as to principal, premium, if any, and interest at the Corporate Trust Office of the Trustee. At the Company’s option, interest on Definitive Notes may be paid at the Corporate Trust Office of the Trustee or by wire or check mailed to the registered address of Holders. The Global Notes registered in the name of, or held by, the Depositary or its nominee will be payable as to principal, premium, if any, and interest in immediately available funds to the Depositary or its nominee, as the case may be, as a registered holder of such Global Note. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3) PAYING AGENT AND REGISTRAR. Initially, The Bank of New York Mellon, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without notice to the Holders of the Notes. The Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

(4) INDENTURE. The Company has issued the Notes in an initial aggregate principal amount of $625.0 million under an Indenture dated as of October 12, 2022 (the “Indenture”) among the Company, the Guarantors party thereto, the Trustee and the Collateral Agent. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are secured obligations of the Company. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

(5) GUARANTEES. The payment of the principal of, and premium, if any, and interest on, the Notes will be unconditionally and irrevocably guaranteed, jointly and severally, by the Guarantors on the terms, to the extent and subject to the conditions and limitations set forth in the Indenture, including provisions for the subordination or release and discharge of the Guarantee of a Guarantor and the other obligations of such Guarantor under the Indenture under certain circumstances.

(6) OPTIONAL REDEMPTION.

(a) The Notes may be redeemed in accordance with Section 3.07 of the Indenture and the other provisions of Article 3 of the Indenture.

(b) Notices of redemption of the Notes will be mailed by first class mail (or sent electronically if the Depositary is the recipient), at least 10 days but not more than 60 days before a redemption date, to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Article 8 or 11 thereof or if the redemption date is delayed as described in Section 3.04 of the Indenture. Notes and portions of Notes selected will be in minimum amounts of $2,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed.

(7) SPECIAL MANDATORY REDEMPTION

(a) Prior to the Escrow Release Date, the Company is required to make a Special Mandatory Redemption of the Notes in the event of a Special Mandatory Redemption Event pursuant to Section 3.08 of the Indenture.

(b) Notice of a Special Mandatory Redemption of the Notes will be sent electronically to each Holder, with a copy to the Trustee and the Escrow Agent, within three Business Days after the occurrence of a Special Mandatory Redemption Event, and such notice shall specify a redemption date that is no later than five Business Days and no sooner than two Business Days from the date such notice is sent electronically.

(8) NO SINKING FUND.

Except as described in Section 7 above and Section 8 below, the Company is not required to make any mandatory redemption, mandatory repurchase or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of Holders. The Company may, at its option and from time to time, acquire Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

(9) REPURCHASE AT THE OPTION OF HOLDER.

(a) If a Change of Control Triggering Event occurs, unless the Company has previously or concurrently electronically delivered or mailed a redemption notice with respect to all of the outstanding Notes as described in Article 3 of the Indenture, the Company will be required to make an offer (a “Change of Control Offer”) to each Holder to repurchase all of each Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to the date of payment (the “Change of Control Payment Date”), subject to the right of Holders of Notes on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the Change of Control Payment Date. Within 60 days following any Change of Control Triggering Event, unless Company has previously or concurrently electronically delivered or mailed a redemption notice with respect to all of the outstanding Notes as described in Article 3, the Company will send a notice to each Holder and the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 20 Business Days and no later than 60 days from the date such notice is sent (subject to extension in the case where such notice is mailed or otherwise delivered prior to the occurrence of the Change of Control), pursuant to the procedures required by the Indenture and described in such notice.

(b) When the aggregate amount of Excess Proceeds exceeds $35.0 million, the Company will make an offer (an “Asset Sale Offer”) to all Holders of Notes and, at its option, all holders of Priority Debt, and Indebtedness that is secured by a Permitted Prior Lien and any other Parity Debt (subject to proration in the event of over-subscription) the maximum principal amount of Notes and such Priority Debt or any Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith including any Additional Amounts) that may be purchased or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the date of settlement, subject to the right of Holders on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the date of settlement, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company or any of its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Priority Debt, any Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt tendered into (or to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Excess Proceeds will be allocated among the Notes and any such Priority Debt, other Priority Obligations, any Indebtedness secured by a Permitted Prior Lien and/or any other Parity Debt to be purchased, prepaid or redeemed on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero. Holders of Definitive Notes that are the subject of an Asset Sale Offer will receive an Asset Sale Offer from the Company prior to any related date of settlement and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” attached to the Notes.

(10) DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes but Holders will be required to pay any transfer tax or similar governmental charge payable in connection therewith. The Company is not required to exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company is not required to exchange or register the transfer of any Notes for a period of 15 days before the mailing (or, if not mailed, other transmittal) of a notice of redemption of Notes or during the period between a Record Date and the next succeeding Interest Payment Date.

(11) PERSONS DEEMED OWNERS. The Holder of a Note may be treated as the owner of it for all purposes. Only Holders have rights under the Indenture.

(12) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Note Documents and the Escrow Agreement may be amended or supplemented with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes, voting as a single class, and any existing Default or Event of Default or compliance with any provision of the Note Documents may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes), voting as a single class. Without the consent of any Holder of Notes, the Note Documents and the Escrow Agreement may be amended or supplemented to cure any ambiguity, defect or inconsistency or for any of the other purposes set forth in Section 9.01 of the Indenture.

(13) EVENTS OF DEFAULTS. If an Event of Default shall occur and be continuing, the principal of and accrued and unpaid interest on the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

(14) TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company, the Guarantors or their Affiliates, and may otherwise deal with the Company, the Guarantors or their Affiliates, as if it were not the Trustee.

(15) NO RECOURSE AGAINST OTHERS. No director, officer, partner, employee, incorporator, manager, shareholder or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Note Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

(16) AUTHENTICATION. This Note will not be valid until authenticated by the manual, facsimile or other electronic signature of the Trustee or an authenticating agent.

(17) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(18) CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(19) ESCROW AGREEMENT; NOTE DOCUMENTS. Each Holder, by accepting a Note, shall be deemed to have consented and agreed to the terms of the Escrow Agreement and the Note Documents and the performance by the Trustee and the Collateral Agent of their respective obligations and exercise of their applicable rights thereunder and in connection therewith.

(20) GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Enerflex Ltd.

1331 Macleod Trail S.E. Suite 904

Calgary, Alberta Canada, T2G 0K3

Attention: General Counsel

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s address and zip code)

and irrevocably appoint                                                                                                                                                                                                                  as agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name(s) appear(s) on the face of this Note)

Signature Guarantee*:

*	Signature must be guaranteed by a participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 (Asset Sales) or 4.15 (Offer to Repurchase Upon Change of Control) of the Indenture, check the appropriate box below:

☐ Section 4.10             ☐ Section 4.15

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.15 of the Indenture, state the amount you elect to have purchased:

$

Date:

Your Signature:
(Sign exactly as your name(s) appear(s) on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Signature must be guaranteed by a participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE5

The initial principal amount of this Global Note is $[ ● ]. The following increases or decreases in this Global Note have been made:

Date	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Custodian

[5]	This schedule should be included only if the Note is a Global Note.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Enerflex Ltd.

1331 Macleod Trail S.E.

Suite 904

Calgary, Alberta

Canada, T2G 0K3

The Bank of New York Mellon, as Trustee

Corporate Trust Administration

240 Greenwich Street, 7th Floor, New York, New York 10286

Attention: [REDACTED]

Email: [REDACTED]

Re:	9.000% Senior Secured Notes due 2027

Reference is hereby made to the Indenture, dated as of October 12, 2022 (the “Indenture”), among Enerflex Ltd., a corporation existing under the laws of Canada (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as trustee (the “Trustee”), and Computershare Trust Company of Canada, as collateral agent (the “Collateral Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $                  in such Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.  ☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer (i) is in compliance with any applicable blue sky securities laws of any state of the United States and, (ii) if such Transfer is to a Person in Canada or to or for the benefit of a resident of Canada, is exempt from, or not subject to, the Canadian Prospectus Requirement. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2. ☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed, in the case of a transfer pursuant to Rule 903 of Regulation S, in, on or through a physical trading floor on an established foreign securities exchange that is located outside the United States, or, in the case of a transfer pursuant to Rule 904 of Regulation S, in, on or through the facilities of a designated offshore securities market and, in each case, neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act, (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an initial purchaser of the Notes listed in the Offering Memorandum) and, in the case of a Global Note, upon completion of the transfer, the beneficial interest being transferred will be held with DTC through Euroclear or Clearstream or both and, (v) if such Transfer is to a Person in Canada or to or for the benefit of a resident of Canada, is exempt from, or not subject to, the Canadian Prospectus Requirement. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. ☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or an Unrestricted Definitive Note.

(a) ☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States, (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and, (iii) if such Transfer is to a Person in Canada or to or for the benefit of a resident of Canada, is exempt from, or not subject to, the Canadian Prospectus Requirement. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b) ☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States, (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and, (iii) if such Transfer is to a Person in Canada or to or for the benefit of a resident of Canada, is exempt from, or not subject to, the Canadian Prospectus Requirement. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c) ☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States, (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and, (iii) if such Transfer is to a Person in Canada or to or for the benefit of a resident of Canada, is exempt from, or not subject to, the Canadian Prospectus Requirement. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP 29269R AA3), or

(ii)	☐ Regulation S Global Note (CUSIP C3321X AA8), or

(b)	☐ a Restricted Definitive Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(c)	☐ a beneficial interest in the:

(i)	☐ 144A Global Note (CUSIP 29269R AA3), or

(ii)	☐ Regulation S Global Note (CUSIP C3321X AA8), or

(d)	☐ a Restricted Definitive Note; or

(e)	☐ an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Enerflex Ltd.

1331 Macleod Trail S.E.

Suite 904

Calgary, Alberta

Canada, T2G 0K3

The Bank of New York Mellon, as Trustee

Corporate Trust Administration

240 Greenwich Street, 7th Floor, New York, New York 10286

Attention: [REDACTED]

Email: [REDACTED]

Re: 9.000% Senior Secured Notes due 2027

(CUSIP [ ● ])

Reference is hereby made to the Indenture, dated as of October 12, 2022 (the “Indenture”), among Enerflex Ltd., a corporation existing under the laws of Canada (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as trustee (the “Trustee”), and Computershare Trust Company of Canada, as collateral agent (the “Collateral Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1. Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) ☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ☐ 144A Global Note, ☐ Regulation S Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT D

FORM OF CERTIFICATE FROM

ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Enerflex Ltd.

1331 Macleod Trail S.E.

Suite 904

Calgary, Alberta Canada, T2G 0K3

Attention: General Counsel

The Bank of New York Mellon, as Trustee

Corporate Trust Administration

240 Greenwich Street, 7th Floor, New York, New York 10286

Attention: [REDACTED]

Email: [REDACTED]

Re:	9.000% Senior Secured Notes due 2027

Reference is hereby made to the Indenture, dated as of October 12, 2022 (the “Indenture”), among Enerflex Ltd., a corporation existing under the laws of Canada (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as trustee (the “Trustee”), and Computershare Trust Company of Canada, as collateral agent (the “Collateral Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $ aggregate principal amount of:

(a)	☐ a beneficial interest in a Global Note, or

(b)	☐ a Definitive Note,

we confirm that:

1. We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein),

D-1

(C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel in form reasonably acceptable to you to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3. We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you such certifications, legal opinions and other information as you may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
Name:
Title:

Dated:

D-2

EXHIBIT E

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of              , is among                      (the “New Guarantor”), a                      , Enerflex Ltd., a corporation existing under the laws of Canada (the “Company”), and The Bank of New York Mellon, as trustee under the Indenture referred to below (the “Trustee”) and Computershare Trust Company of Canada, as collateral agent under the Indenture referred to below (the “Collateral Agent”).

W I T N E S S E T H:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of October 12, 2022, providing for the issuance of 9.000% Senior Secured Notes due 2027 (the “Notes”) of the Company;

WHEREAS, the Indenture provides that under certain circumstances the New Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and therein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee, the Collateral Agent and the Company are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The New Guarantor hereby jointly and severally with other Guarantors, unconditionally guarantees all of the Company’s Obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article 10 of the Indenture and agrees to be bound by (and the New Guarantor shall be entitled to the benefits of) all other provisions of the Indenture applicable to a Guarantor.

3. NO RECOURSE AGAINST OTHERS. No director, officer, partner, employee, incorporator, manager, shareholder or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

4. NEW YORK LAW TO GOVERN. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

5. COUNTERPARTS. The parties may sign (by manual, facsimile or other electronic signature) any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE AND COLLATERAL AGENT. Neither the Trustee nor the Collateral Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the New Guarantor, the other Guarantors and the Company.

8. 6[LIMITATIONS ON GUARANTOR LIABILITY.]

(a) [Swiss Guarantors. Each Guarantee granted hereby by any New Guarantor that is organized under the laws of Switzerland (a “Swiss Guarantor”) shall be limited by the following provisions:

(1) Notwithstanding any other provision to the contrary, the obligations and liabilities of a Swiss Guarantor under this Indenture or any other Note Document, if and to the extent a guarantee or security granted, indemnity or other obligation assumed by a Swiss Guarantor under this Indenture or any other Note Document guarantees or secures obligations of any of its (direct or indirect) parent companies (upstream security) or sister companies (cross-stream security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent using the proceeds from the enforcement of such guarantee, security, indemnity or other obligation to discharge the Upstream or Cross- Stream Secured Obligations would be unlawful under Swiss corporate law (inter alia, prohibiting capital repayments or violation of the legally protected reserves (gesetzlich geschützte Reserven) at such time, the proceeds from the enforcement of such guarantee, security, indemnity or other obligation to be used to discharge the Upstream or Cross- Stream Secured Obligations shall be limited to the maximum amount of such Swiss Guarantor’s freely disposable shareholder equity at the time of enforcement (the “Maximum Amount”)); provided that such limitation is required under the applicable Swiss corporate law at that time; provided, further, that such limitation shall not free that Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable Swiss corporate law. This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles.

(2) In respect of Upstream or Cross-Stream Secured Obligations, each Swiss Guarantor shall, as concerns the proceeds resulting from the enforcement of any guarantee or security granted or indemnity or other obligation assumed by such Swiss

[6]	To be inserted when Guarantors from certain jurisdictions are to be included.

Guarantor under this Indenture or any other Note Document, if and to the extent required by applicable law in force at the relevant time:

(A) procure that such enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without withholding or deduction of tax imposed under the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time (“Swiss Withholding Tax”) by discharging the liability to such tax by notification pursuant to applicable law (including double tax treaties) rather than payment of the tax;

(B) if the notification procedure pursuant to sub-clause (A) above does not apply and subject to clause (3) below, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Indenture) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross- Stream Secured Obligations, and pay, without delay, any such taxes deducted to the Swiss authority responsible for levying Swiss Federal Withholding Tax (“Swiss Federal Tax Administration”);

(C) notify the Collateral Agent that such notification or, as the case may be, deduction has been made, and provide the Collateral Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

(D) in the case of a deduction of Swiss Withholding Tax,

(i) use its reasonable efforts to ensure that any person, that is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and pay to the Collateral Agent upon receipt any amount so refunded; and

(ii) if the Collateral Agent, the Trustee or any Holder of Notes is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment, and if requested by the Collateral Agent, the Trustee or such Holder of Notes, shall provide that Collateral Agent, the Trustee or the respective Holder of Notes those documents that are required by law and applicable tax treaties to be provided by the payer of such Tax to prepare a claim for refund of Swiss Withholding Tax.

(3) If a Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to clause (2)(B) above at the time the Collateral Agent is enforcing security interests granted by the Swiss Guarantor, the Collateral Agent shall deduct from the proceeds received from the enforcement of such security interests the Swiss Withholding

Tax at such rate (35% at the date of this Indenture) as is in force from time to time and shall pay without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(4) If a Swiss Guarantor is obliged to withhold Swiss Withholding Tax in accordance with clause (2) above, the Collateral Agent shall be entitled to further enforce the guarantee or security granted or indemnity or other obligation assumed by such Swiss Guarantor under this Indenture or any other Note Document and/or further apply proceeds therefrom against Upstream or Cross-Stream Secured Obligations up to an amount which is equal to that amount which would have been obtained if no withholding of Swiss Withholding Tax were required, whereby such further enforcements/applications of proceeds shall always be limited to the maximum amount of the freely distributable capital of such Swiss Guarantor as set out in clause (1) above.

(5) If and to the extent requested by the Collateral Agent or if and to the extent required under Swiss mandatory law applicable at the relevant time, in order to allow the Collateral Agent, the Trustee or the Holder of Notes to obtain a maximum benefit under the guarantee or security granted or indemnity or other obligation assumed by such Swiss Guarantor, such Swiss Guarantor shall, and any parent company of such Swiss Guarantor being a party to this Indenture shall procure that such Swiss Guarantor will, promptly take and promptly cause to be taken any action, including the following:

(A) the passing of any shareholders’ resolutions or quotaholders’ resolutions, as the case may be, to approve the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of the Upstream or Cross-Stream Secured Obligations in order to allow a prompt use of the enforcement proceeds;

(B) preparation of up-to-date audited balance sheet of that Swiss Guarantor;

(C) statement of the auditors of that Swiss Guarantor confirming the Maximum Amount;

(D) conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(E) revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(F) to the extent permitted by applicable law and Swiss accounting standards, write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the that respective Swiss Guarantor’s business (nicht betriebsnotwendig); and

(G) all such other measures necessary or useful to allow such Swiss Guarantor to use enforcement proceeds as agreed hereunder with a minimum of limitations.]

(b) [Bahraini Guarantor. With respect to the New Guarantor organized under the laws of Bahrain (the “Bahraini Guarantor”), without prejudice to the nature of this Guarantee as a continuing guarantee for all obligations and liabilities of the Company under the Indenture, the liability of the Bahrain Guarantor under this Guarantee shall not exceed, at any time, the aggregate amount of Obligations outstanding under the Notes. The Bahraini Guarantor expressly agrees (and waives any right it may have to argue to the contrary) and irrevocably acknowledges that the Trustee may make a demand under the Guarantee by the Bahraini Guarantor even after the expiration of three months from the date on which the Bahraini Guarantor has sent a notification to the Agent under Article 753 of Law No. 19 of 2001 promulgating the Bahrain Civil Code, as amended (“Bahrain Civil Code”) that the provisions of Article 753 of the Bahrain Civil Code are not applicable to the Guarantee by the Bahraini Guarantor and waives any rights it may have under Article 753.]

(c) [Colombian Guarantor. If the Guarantee granted by a New Guarantor organized under the laws of Colombia (a “Colombian Guarantor”) is enforced, the Colombian Guarantor shall file the relevant foreign exchange forms with the Colombian Central Bank in order to register a foreign indebtedness and the relevant payments pursuant to the enforcement of such Guarantee.]

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated:

[NEW GUARANTOR]

By:
Name:
Title:

ENERFLEX LTD.

By:
Name:
Title:

THE BANK OF NEW YORK MELLON as TRUSTEE

By:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA as COLLATERAL AGENT

By:
Authorized Signatory

Exhibit F

EXHIBIT F

GUARANTEE SUBORDINATION TERMS

1.	Certain Defined Terms

Capitalized terms used but not defined in this Exhibit F have the respective meanings set forth in the Indenture.

“Agent” means, for purposes of this Exhibit F, Royal Bank of Canada, a Canadian chartered bank, as administrative agent under the New Credit Agreement and includes any successor administrative agent under the New Credit Agreement.

“Borrower” means any one of the Company, Enerflex US Holdings Inc., a corporation existing under the laws of Delaware, and the Enerflex Australasia Holdings Pty Ltd., a corporation existing under the laws of Australia.

“Debt” means, with respect to any person (“X”), all obligations, liabilities and indebtedness of X which would, in accordance with generally accepted accounting principles, be classified upon a consolidated balance sheet of X as indebtedness for borrowed money of X and its Subsidiaries and, whether or not so classified, shall include (without duplication):

(a)	indebtedness for borrowed money;

(b)	obligations for the repayment of bankers’ acceptances (including payment and reimbursement obligations in respect thereof);

(c)

obligations with respect to: (i) letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith; and (ii) the reimbursement of drawings under all other letters of credit and letters of guarantee;

(d)

obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations for the repayment of indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another person for the repayment of such indebtedness or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)

(i) all indebtedness representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment (excluding current accounts payable to trade creditors in the ordinary course of business, so long as the same are not outstanding longer than is customary in X’s or the applicable Subsidiary’s business), provided however that such time period shall in no event exceed 90 days, and (ii) all obligations created or arising under any conditional sales agreement or other title retention agreement;

(f)	all Finance Lease Obligations, except for those obligations relating to (i) leases of office space or (ii) Operating Leases;

(g)	all other long term obligations (including the current portion thereof) upon which interest charges are customarily paid prior to default;

(h)	Prepaid Obligations, except for Prepaid Obligations incurred in the ordinary course of business; and

(i)

all indebtedness of other persons secured by a Security Interest on any asset, whether or not such indebtedness is assumed thereby; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness recorded as a liability in accordance with generally accepted accounting principles, but shall exclude for greater certainty (without any inference that their exclusion could be interpreted as such comprising Debt, but for such exclusion) each of the following, determined (as required) in accordance with generally accepted accounting principles:

(a)	mark to market amounts under Financial Instrument Obligations; and

(b)	accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;

(c)	current taxes payable and future taxes;

(d)	dividends or other equity distributions payable; and

(e)	accrued interest not yet due and payable,

provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of the Canadian Borrower and its Subsidiaries (other than any Project Finance SPV (as defined in the New Credit Agreement)).

“Excluded Assets” means, for purposes of this Exhibit F, any assets of a Guarantor which are excluded from the Security for any of the following reasons:

(a)	the granting of a Security Interest over such assets is prohibited by any law, rule, statute or regulation of the applicable jurisdiction;

(b)

such Guarantor is contractually prohibited from granting a Security Interest over such assets (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Debt); provided such contract was not entered into in contemplation and for purposes of avoiding such Guarantor’s obligation to otherwise grant the Security Interest contemplated hereby; or

(c)

the cost of granting a Security Interest over such assets would be materially and disproportionately greater than the benefit to the lenders under the New Credit Agreement of obtaining such Security Interest, as determined by the Agent in writing, acting reasonably, following consultation with the Company;

provided that if part (a) or (b) above applies, the Company shall use commercially reasonable efforts to obtain any requisite third party consents or approvals, and to provide for the grant of Security Interest in a manner that complies with the applicable laws, rules, statute or regulation, in each case, in order to negate any applicable restriction in those circumstances where it would be reasonable and customary to do so, as determined by the Agent in writing, acting reasonably, following consultation with the Company.

“Finance Lease” any lease or other arrangement (whether entered into before or after the effective date of IFRS 16) providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) and which would have been classified as a capital lease in accordance with generally accepted accounting principles as in effect immediately prior to the effective date of IFRS 16.

“Finance Lease Obligations” means, for purposes of this Exhibit F, at any time with respect to any person, the amount of the lessee’s obligations under Finance Leases which are required to be shown as a liability on the consolidated balance sheet of such person in accordance with applicable generally accepted accounting principles (as specified in the definition of Finance Lease)

“Guarantee Subordination Terms” has the meaning set forth in Section 2.1(a). “Loan Party” means any Secured Loan Party or Subordinated Guarantor.

“Petroleum Substances” means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a person whereby such person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligation.

“Secured Loan Party” means, as determined at any time, a Borrower or Guarantor that has (x) guaranteed the Senior Secured Obligations and (y) granted valid and enforceable Security Interests to the Collateral Agent over all or substantially all of its assets (except any Excluded Assets) pursuant to the Security; and “Secured Loan Parties” means all of them.

“Security” means, collectively, the debentures, charges, debenture pledge agreements, pledge agreements, assignments, security trust agreements, mortgage agreements, chattel mortgage agreement and other security agreements executed and delivered to the Collateral Agent or the Agent, or required to be executed and delivered to the Collateral Agent or the Agent, by any of the Borrowers and the Guarantors pursuant to the New Credit Agreement and/or the Collateral Agent Agreement.

“Security Interests” means mortgages, chattel mortgages, charges, pledges, hypothecs, assignments by way of security, security trusts, conditional sales or other title retentions, security created under the Bank Act (Canada), any security interest created under or defined in the PPSA (Australia), liens, encumbrances or security interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:

(a)

deposits or transfers of cash, marketable securities or other financial assets under any agreement or arrangement whereby such cash, securities or assets may be withdrawn, returned or transferred only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor;

(b)

(i) rights of set-off or (ii) any other right of or arrangement of any kind with any creditor which, in the case of either (i) or (ii), are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt, (B) preferring some holders of Debt over other holders of Debt or (C) having the claims of any creditor be satisfied prior to the claims of other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired (other than, with respect to any of the foregoing in this part (b), (x) non-consensual rights of set-off granted or arising under applicable law and (y) consensual rights of set-off granted or arising in the ordinary course of business and not with respect to any Debt);

(c)	the rights of lessors under Finance Leases but excluding, for certainty, the rights of lessors under Operating Leases; and

(d)	absolute assignments of accounts receivable.

“Senior Debt” means all present or future Senior Secured Obligations which may become owing from time to time by a Subordinated Guarantor to any or all of the Senior Secured Parties.

“Senior Event of Default” means an event of default (or equivalent) under the New Credit Agreement.

“Senior Guarantee” means a guarantee of the Senior Secured Obligations by a Subordinated Guarantor.

“Senior Secured Obligations” means the “Secured Obligations” as defined in the New Credit Agreement.

“Senior Secured Parties” means the “Secured Parties” as defined in the Credit Agreement.

“Subordinated Debt” means all present or future amounts which may become payable from time to time by a Subordinated Guarantor to any or all of the Trustee and the Holders under the Subordinated Guarantee of such Subordinated Guarantor; provided that, for clarity, the payment obligations of the Company under the Notes and the payment obligations of a Secured Loan Party under its guarantee of the Notes will, in each case, not be subject to the Guarantee Subordination Terms.

“Subordinated Event of Default” means an “Event of Default” as defined in the Indenture.

“Subordinated Guarantee” means a Guarantee of the Notes by a Subordinated Guarantor pursuant to Article 10 of the Indenture.

“Subordinated Guarantor” means, as determined at any time, a Guarantor that (a) has guaranteed the Notes pursuant to a Subordinated Guarantee, (b) has guaranteed the Senior Secured Obligations pursuant to a Senior Guarantee and (c) is not a Secured Loan Party.

2.	Agreement to Subordinate

(a) Notwithstanding anything to the contrary in the Subordinated Guarantee, all Subordinated Debt is hereby expressly subordinated in right of payment, to the extent and in the manner provided in this Exhibit F (collectively, the “Guarantee Subordination Terms”):

(1) Upon and during the continuance of any Senior Event of Default, then, unless and until such Senior Event of Default shall have been rescinded, cured or waived: (x) all Subordinated Debt shall be subordinate and junior in right of payment to all Senior Debt; and (y) any payments received by the Trustee or the Holders from any Subordinated Guarantor of any Subordinated Debt in contravention of the foregoing conditions shall be held in trust for the benefit of the Senior Secured Parties to the extent of the Senior Debt and promptly paid over to the Agent; provided, however, that any Subordinated Guarantor may pay its Subordinated Debt without regard to the foregoing if such Subordinated Guarantor and the Trustee receive written notice approving such payment from the Agent under the New Credit Agreement with respect to which a Senior Event of Default has occurred and is continuing; provided, further, that, effective upon a Subordinated Guarantor becoming a Secured Loan Party, the subordination provisions in this Section 2 shall cease to apply to such Subordinated Guarantor and, reasonably promptly after such change in designation (and in any event within 10 Business Days thereof), the Company shall deliver to the Trustee (with a copy to the Agent) an Officer’s Certificate in form reasonably satisfactory to the Trustee confirming that such Subordinated Guarantor has become a Secured Loan Party.

(2) In the event that, notwithstanding the foregoing, a Subordinated Guarantor shall make any payment in respect of its Subordinated Debt in such circumstances, then unless and until such Senior Event of Default shall have been rescinded, cured or waived, such payments shall be held in trust by the Trustee or the Holders for the benefit of, and shall be paid over to, the Agent, for application to the payment of all Senior Secured Obligations remaining unpaid until all Senior Secured Obligations shall have been paid in full, after giving effect to any concurrent payment or distribution to the Senior Secured Parties.

(3) Upon any distribution of assets of a Subordinated Guarantor on any dissolution, winding-up, total liquidation or reorganization of such Subordinated Guarantor (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Subordinated Guarantor or otherwise):

(A) any payment or distribution of assets of such Subordinated Guarantor of any kind or character, whether in cash, property or securities, to which the Trustee and the Holders would be entitled except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person making such payment or distribution whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the Senior Secured Parties or their agents, as their respective interests may appear, to the extent necessary to pay in full in cash all Senior Secured Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Senior Secured Parties; and

(B) in the event that, notwithstanding the foregoing, any payment or distribution of assets of such Subordinated Guarantor of any kind or character, whether in cash, property or investment property, shall be received by the Trustee or the Holders before all Senior Secured Obligations are paid in full, such payment or distribution shall be held in trust by the Trustee or the Holders for the benefit of and shall be paid over to the Agent for application to the payment of all Senior Secured Obligations remaining unpaid until all Senior Secured Obligations shall have been paid in full after giving effect to any concurrent payment or distribution to the Senior Secured Parties.

Upon any distribution of assets of a Subordinated Guarantor referred to in this Section 2, the Trustee shall be entitled to rely upon a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee for the purpose of ascertaining the persons entitled to participate in such distribution, the Senior Secured Parties and other Debt of such Subordinated Guarantor, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Section 2.

(4) So long as any Senior Secured Obligations remain outstanding, each of the Subordinated Guarantor and the Trustee hereby acknowledge and agree that the Senior Secured Parties will be entitled to all of the rights and benefits of these Guarantee Subordination Terms.

(b) The Guarantee Subordination Terms are for the benefit of and enforceable by the Senior Secured Parties. Subordinated Debt of a Subordinated Guarantor shall in all respects rank pari passu in right of payment with all existing and future Debt (except Senior Debt) of such Subordinated Guarantor and shall be senior in right of payment to all existing and future obligations of such Subordinated Guarantor which are subordinated in right of payment to its Subordinated Debt; and only Senior Debt of such Subordinated Guarantor shall rank senior in right of payment to Subordinated Debt of such Subordinated Guarantor in accordance with the Guarantee Subordination Terms set forth herein. All provisions of this Section 2 shall be subject to Section 10 below.

(c) In relation to any Subordinated Loan Party incorporated under the laws of the Netherlands, the agreement to subordinate as set out in this Section 2 constitutes an agreement on ranking within the meaning of Section 3:277(2) of the Netherlands Civil Code.

3.	Demand for Payment

If payment of the Subordinated Debt is accelerated because of a Subordinated Event of Default and a demand for payment is made on a Subordinated Guarantor pursuant to the Subordinated Guarantee, the Company or such Subordinated Guarantor will promptly notify the Agent of such demand; provided that any failure to give such notice shall have no effect whatsoever on the Guarantee Subordination Terms. If any Senior Secured Obligations are outstanding, such Subordinated Guarantor cannot pay any of its Subordinated Debt until at least five Business Days after the Agent under the New Credit Agreement receives notice of such acceleration and, thereafter, may only pay its Subordinated Debt if the Guarantee Subordination Terms otherwise permits such payment at that time.

4.	Subrogation

After all Senior Secured Obligations are paid in full and until the Subordinated Debt is paid in full, Holders shall be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt. A distribution made to the Senior Secured Parties pursuant to these Guarantee Subordination Terms which otherwise would have been made to the Holders is not, as between the relevant Subordinated Guarantor and Holders, a payment by such Subordinated Guarantor on its Subordinated Debt or on the Notes.

5.	Relative Rights

This Section 5 defines the relative rights of Holders and holders of the Senior Debt of a Subordinated Guarantor. Nothing in the Indenture shall:

(a) impair, as between such Subordinated Guarantor and the Holders, the obligation of such Subordinated Guarantor, which is absolute and unconditional, to make payments under its Subordinated Debt in accordance with the Indenture and its Subordinated Guarantee;

(b) prevent the Trustee or any Holder from exercising its available remedies upon a default by such Subordinated Guarantor under its payment obligations with respect to its Subordinated Guarantee, subject to the rights of holders of the Senior Debt of such Subordinated Guarantor to receive payments or distributions otherwise payable to the Holders and such other rights of the Senior Secured Parties as set forth herein; or

(c) affect the relative rights of the Holders and creditors of such Subordinated Guarantor other than their rights in relation to holders of the Senior Debt of such Subordinated Guarantor.

6.	Subordination May Not Be Impaired by a Subordinated Guarantor

No right of any holder of the Senior Debt of a Subordinated Guarantor to enforce the subordination of the Subordinated Debt of such Subordinated Guarantor under its Subordinated Guarantee shall be impaired by any act or failure to act by such Subordinated Guarantor or by its failure to comply with the Indenture.

7.	Rights of Trustee and Paying Agent

(a) Notwithstanding Section 2 above, the Trustee or any Paying Agent may continue to make payments on the Subordinated Debt and shall not be charged with knowledge of the existence of facts (including, without limitation, whether a Senior Event of Default has occurred and is continuing) that would prohibit the making of any payments unless, not less than five Business Days prior to the date of such payment, a Responsible Officer at the Corporate Trust Office of the Trustee or the Paying Agent (as applicable) receives written notice (referencing this Indenture) reasonably satisfactory to such Responsible Officer that payments may not be made under the Guarantee Subordination Terms. A Subordinated Guarantor, the Registrar, the Paying Agent or an agent of the holder(s) of the Senior Debt of such Subordinated Guarantor shall be entitled to give such notice.

(b) The Trustee in its individual or any other capacity shall be entitled to hold Senior Debt of a Subordinated Guarantor with the same rights it would have if was not the Trustee. The Registrar and the Paying Agent shall be entitled to do the same with like rights. The Trustee shall be entitled to all the rights set forth in the Guarantee Subordination Terms with respect to any Senior Debt of a Subordinated Guarantor which may at any time be held by it, to the same extent as any other holder of such Senior Debt; and nothing in the Guarantee Subordination Terms shall deprive the Trustee of any of its rights as such a holder. Nothing in the Guarantee Subordination Terms shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.07 of the Indenture or any other section of the Indenture.

8.	Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holder(s) of Senior Debt of a Subordinated Guarantor pursuant to this the Guarantee Subordination Terms, the distribution may be made or the notice given to their agents (if any).

9.	Not To Prevent Events of Default or Limit Right to Demand Payment

The failure of a Subordinated Guarantor to make a payment pursuant its Subordinated Guarantee by reason of any provision in these Guarantee Subordination Terms shall not be construed as preventing the occurrence of a default by such Subordinated Guarantor under such Subordinated Guarantee. Nothing in the Guarantee Subordination Terms shall have any effect on the right of the Holders or the Trustee to make a demand for payment on a Subordinated Guarantor pursuant to the Subordinated Guarantee.

10.	Trust Moneys Not Subordinated

Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of Government Securities held in trust by or deposited with the Trustee for the payment of principal, premium, if any, and interest on the Subordinated Debt pursuant to Articles 8 or 11 of the Indenture will not be subordinated to the prior payment of any Senior Debt of any Subordinated Guarantor or subject to the restrictions set forth in the Guarantee Subordination Terms, and none of the Holders will be obligated to pay over any such amount to such Subordinated Guarantor or any holder(s) of the Senior Debt of such Subordinated Guarantor or any other creditor of such Subordinated Guarantor, provided that the Guarantee Subordination Terms were not violated at the time the applicable amounts were deposited in trust pursuant to Articles 8 or 11 of the Indenture, as the case may be.

11.	Trustee Entitled to Rely

Upon any payment or distribution pursuant to the Guarantee Subordination Terms, the Trustee and the Holders shall be entitled to rely (1) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 2 above are pending, (2) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Holders or (3) upon the Agent for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of such Senior Debt and other Debt of such Subordinated Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the Guarantee Subordination Terms. In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Secured Party as a holder of the Senior Debt of a Subordinated Guarantor to participate in any payment or distribution pursuant to the Guarantee Subordination Terms, the Trustee shall be entitled to request such Secured Party to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Debt owing to such Secured Party, the extent to which such Secured Party is entitled to participate in such payment or distribution and other facts pertinent to the rights of the Agent under this Guarantee Subordination Terms, and, if such evidence is not furnished, the Trustee shall be entitled to defer any payment to the Agent pending judicial determination as to the right of such Secured Party to receive such payment. The provisions of Section 7.01 and 7.02 of the Indenture shall be applicable to all actions or omissions of actions by the Trustee pursuant to the Guarantee Subordination Terms.

12.	Trustee to Effectuate Subordination

Each Holder, by its acceptance of a Note, agrees to be bound by the Guarantee Subordination Terms and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination between the Holders and the holders of the Senior Debt as provided in the Guarantee Subordination Terms and appoints the Trustee as its attorney-in-fact for any and all such purposes.

13.	Trustee Not Fiduciary for Holders of Senior Debt

The Trustee shall not owe any fiduciary duty to the holders of the Senior Debt of a Subordinated Guarantor and shall not be liable to any such holders if it shall mistakenly pay over or distribute to the Holders or such Subordinated Guarantor or any other person, money or assets to which any holders of the Senior Debt of such Subordinated Guarantor shall be entitled by virtue of this Guarantee Subordination Terms or otherwise.

14.	Agent Not Fiduciary for Noteholders

The Agent shall not owe any fiduciary duty to the Holders and shall not be liable to any Holders for any determinations made by the Agent (for the purposes of the New Credit Agreement) regarding whether any assets constitute Excluded Assets or whether any Loan Party constitutes a Secured Loan Party or a Subordinated Guarantor.

15.	Reliance by Holders of Senior Debt on Subordination Provisions

(a) Each Holder by accepting a Note acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt of a Subordinated Guarantor, whether such Senior Debt was created or acquired before or after the issuance of the Subordinated Debt, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of such Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

(b) Without in any way limiting the generality of the foregoing paragraph, the holders of the Senior Debt of a Subordinated Guarantor may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders, without incurring responsibility to the Trustee or the Holders and without impairing or releasing the subordination provided for in the Guarantee Subordination Terms or the obligations hereunder of the Holders to the holders of such Senior Debt of such Subordinated Guarantor, do any one or more of the following:

(1) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, any Senior Secured Obligations, or otherwise amend or supplement in any manner any Senior Secured Obligations, or any instrument evidencing the same or any agreement under which any Senior Secured Obligations is outstanding;

(2) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing any Senior Secured Obligations;

(3) release any person liable in any manner for the payment or collection of any Senior Secured Obligations; and

(4) exercise or refrain from exercising any rights against any Loan Party or any other person.

EXHIBIT G

EXHIBIT G

POSITION REPRESENTATION AND VERIFICATION FORM

[•], 20[•]

Enerflex Ltd.

[•]

[•]

The Bank of New York Mellon

[•]

[•]

[•]

Attention: [•]

Re:	Enerflex Ltd. (the “Company”)

This Position Representation and Verification Form, is hereby delivered by the undersigned to the Company and Trustee in connection with the [INSERT DESCRIPTION OF APPLICABLE NOTEHOLDER DIRECTION], dated as of the date hereof, attached as an exhibit hereto. Capitalized terms used, but not defined in this Position Representation and Verification Form shall have the meanings assigned to them in the Indenture. The undersigned hereby represents and warrants and covenants to the Company and the Trustee as set forth below.

Position Representation

The undersigned is not (or, in the case the undersigned is the Depositary or its nominee, the undersigned is being instructed solely by beneficial owners of Notes that have represented to the undersigned that they are not) Net Short.

The undersigned hereby acknowledges and agrees that if this form is being executed and delivered to the Company and the Trustee in connection with a Noteholder Direction in the form of a notice of Default, the foregoing representation shall be deemed to be a continuing representation until the resulting Event of Default is cured or otherwise ceases to exist or the Notes are accelerated.

Verification Covenant

The undersigned hereby agrees to provide the Company with such information as the Company may reasonably request from time to time in order to verify the accuracy of the foregoing Position Representation within five Business Days of a request therefor.

Date:                      Your Signature

[ATTACH APPLICABLE NOTEHOLDER DIRECTION]